5.


06014907

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME HD Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34783 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/6/06

CONSOLIDATED FINANCIAL SUMMARY

(For the Fiscal Year Ended March 31, 2006)

May 17, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 17, 2006
Application of U.S. Accounting Standards: No

1. *Consolidated Operating Results for the Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)*

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous year of the year ended March 31, 2005. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
FY2005 ended March 31, 2006	¥2,444,295 million	5.5	¥136,846 million	25.7	¥35,545 million	(4.3)
FY2004 ended March 31, 2005	¥2,316,781 million	-	¥108,838 million	-	¥37,131 million	-

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2005 ended March 31, 2006	¥146.19	-	4.3%	1.0%	5.6%
FY2004 ended March 31, 2005	¥155.41	-	6.6%	0.8%	4.7%

Notes:

1. *Equity in net income of affiliated companies: ¥22 million for the fiscal year ended March 31, 2006; ¥16 million for the fiscal year ended March 31, 2005*
2. *Average number of outstanding shares during the year (consolidated): for the fiscal year ended March 31, 2006: 241,664,575; for the fiscal year ended March 31, 2005: 237,486,517*
3. *Changes in method of accounting: Applicable*
4. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2006	¥13,986,233 million	¥1,080,098 million	7.7%	¥4,384.93
As of March 31, 2005	¥13,043,431 million	¥582,331 million	4.5%	¥2,410.76

Note: Number of outstanding shares at the end of the year (consolidated): as of March 31, 2006: 246,271,247; as of March 31, 2005: 241,461,460

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY2005 ended March 31, 2006	¥138,640 million	¥(196,333) million	¥27,346 million	¥834,403 million
FY2004 ended March 31, 2005	¥(33,775) million	¥200,155 million	¥27,189 million	¥870,062 million

(4) Scope of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: 2

(5) Any Change in Consolidation and Equity Method: None

2. *Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)*

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year ending Sep.30, 2006	¥1,150,000 million	¥53,000 million	¥13,000 million
Year ending March 31, 2007	¥2,280,000 million	¥105,000 million	¥26,000 million

Note: Projected net income per share for the year ending March 31, 2007 is ¥105.57.

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

I. Subsidiaries and Affiliates

T&D Holdings, Inc. ("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life") (collectively, referred to below as the "Three Life Insurance Companies").
T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 16 subsidiaries and 2 affiliated companies as of March 31, 2006. Centered on the life insurance business, the Group's operations are outlined below:



T&D Holdings, Inc.
Insurance & Insurance-Related Businesses 6 companies
Insurance
*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)
Insurance-Related
*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)
Investment-Related Businesses 7 companies
Investment Advisory
*T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
Other
*T&D Taiyo Daido Lease Co., Ltd. (Leasing)
*T&D Asset Management Cayman Inc. (Fund management of and administration)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#Alternative Investment Capital, Ltd. (Investment in private equity funds)
#AIC Private Equity Fund General Partner, Ltd. (Fund management and administration)
Administration-Related Businesses 5 companies
Administration-Related
*T&D Customer Service Co., Ltd.
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
General Affairs and Calculation-Related
*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)

*Note: Companies marked by * are consolidated subsidiaries, and companies marked by # are affiliated companies accounted for by the equity method.*

II. Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to all people and societies the Group's four management visions are as follows:

(1) Aim to provide the best products and services to increase customer satisfaction.
(2) Aim to increase the value of the Group by expanding and creating value in areas where the Group can take full advantage of its strengths.
(3) Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.
(4) Aim to be an energetic group whose employees are encouraged to be creative and to take action.

2. Basic Profit Distribution Policy

T&D Holdings' basic policy is to retain necessary internal reserves for the Group as a whole while seeking to maintain a sound business base for the subsidiaries. T&D Holdings simultaneously pursues policies aimed at increasing shareholder value and paying stable dividends. The Company plans to pay a dividend of ¥55 per share in fiscal year 2006 ending March 31, 2007.

3. Management Goals

The T&D Life Group aims at sustainable growth in its Embedded Value (EV)*, which is a yardstick to evaluate the corporate value of a life insurance company. Crucial for EV enhancement are "solid growth in new policy amount and the expansion of policy amount in force" as well as "attainment of higher managerial efficiency." Based on a time-driven management style, the Group will meet the said crucial challenges and strive to enhance its corporate value.

*Embedded value (EV) is the sum of adjusted book value calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company.

4. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business
To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life — each of which has independent product strategies and sales strategies—within the Group.
(2) Strategically reallocating the Group resources
To enhance the Group's corporate value through strategic reallocation of group management resources to fields with high growth potentiality and profitability.

(3) Increasing operational efficiency

To achieve greater efficiency and the provision of high-quality services through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

5. Future Tasks

The Japanese economy is expected to show a steady recovery, reflecting export growth supported by the expansion of world economy and favorable growth in private-sector demand in the domestic market. In the Japanese life insurance market, competition is expected to intensify in offering new products and services to meet diversifying customer needs in a business environment characterized by liberalization and deregulation in the entire financial sector. In such an environment, the T&D Life Group will strive to realize its management philosophy and win the trust of customers by offering new products and services which will fulfill customer satisfaction. From a broader and long-term viewpoint, the Group will aim at sustainable business growth in harmony with society, and will address "Business Operations to Fulfill its Corporate Social Responsibility (CSR)" through proactive communication with all of its stakeholders.

6. Relationships with the Parent Company

T&D Holdings does not have the parent company.

III. Financial Review

1. Consolidated Results of Operations

For the fiscal year ended March 31, 2006, ordinary revenues increased ¥127.5 billion (5.5 percent) from the level of the previous fiscal year, to ¥2,444.2 billion, which was a total of income from insurance premiums of ¥1,902.3 billion (up 5.7 percent), investment income of ¥465.6 billion (up 38.5 percent), other ordinary income of ¥76.2 billion (down 58.0 percent) and other income.

Ordinary expenses increased ¥99.5 billion (4.5 percent) from the level of the previous fiscal year, to ¥2,307.4 billion, which was a total of insurance claims and other payments of ¥1,746.0 billion (down 4.4 percent), provision for policy and other reserves of ¥173.1 billion (up 16,307.4 percent), investment expenses of ¥103.1 billion (up 12.1 percent), operating expenses of ¥209.7 billion (up 2.0 percent), and other ordinary expenses of ¥75.3 billion (down 9.8 percent). The sharp increase in provision for policy and other reserves was due to the policy reserve, turned from reversal for the previous fiscal year to provision, attributed to an increase in income from insurance premiums and a decrease in insurance claims and other payments.

As a result, ordinary profit increased by ¥28.0 billion (25.7 percent), to ¥136.8 billion. Ordinary profit increased, due mainly to an improvement of capital gains and losses including gains on investment in trading securities and gains on sales of securities resulting from an improved investment environment such as a rise in stock prices, despite a decrease in income from interest and dividends attributed to the lower reinvestment yields.

Extraordinary gains decreased 55.2 percent, to ¥1.8 billion, and extraordinary losses increased 143.8 percent, to ¥39.3 billion. An impairment loss of ¥3.5 billion, provision for reserve for price fluctuations of ¥31.3 billion, and other extraordinary losses of ¥2.4 billion, mainly resulting from the premium severance payment for voluntary retirements by the inter-group reorganization of the in-house sales representatives' channel of T&D Financial Life were included in the extraordinary losses.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥1.5 billion (4.3 percent), from the level of the previous fiscal year, to ¥35.5 billion.

Net income decreased due mainly to an increase in extraordinary losses such as a provision for reserve for price fluctuations, while ordinary profit increased.

2. Consolidated Financial Position

(1) Balance Sheets

As of March 31, 2006, total assets amounted to ¥13,986.2 billion (up 7.2 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,830.6 billion (up 11.3 percent), loans of ¥2,518.7 billion (down 7.9 percent) and cash and deposits of ¥447.3 billion (up 29.5 percent).

Total liabilities were ¥12,904.6 billion (up 3.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,250.8 billion (up 1.3 percent).

Total equity was ¥1,080.0 billion (up 85.5 percent), of which net unrealized gains on securities increased ¥451.0 billion (183.0 percent), from the level of the previous fiscal year of ¥246.4

billion, to ¥697.5 billion. The growth of total equity included an increase of ¥18.5 billion, respectively, of common stock and capital surplus (total ¥37.1 billion), resulting from the issuance of new shares by way of public offering, with its subscription payable by March 14, 2006 and by way of third party allotment, with its subscription payable by March 28, 2006.

(2) Cash Flows

Cash flows for the fiscal year ended March 31, 2006, were as follows.

Net cash provided by operating activities was ¥138.6 billion in revenue, a gain of ¥172.4 billion from the expenditure of ¥33.7 billion recorded in the previous fiscal year. This was due mainly to an increase in income from insurance premiums and other revenues, offsetting a decrease in insurance claims and other payments.

Net cash used in investing activities recorded expenditure of ¥196.3 billion, an increase of expenditure of ¥396.4 billion compared with ¥200.1 billion in revenue recorded in the previous year. This was due mainly to an increase in the purchases of marketable securities and a decline in the revenue from the sales and redemption of marketable securities and from collection of loans.

Net cash used in financing activities was ¥27.3 billion, a gain of ¥0.1 billion from the level of the previous fiscal year. This was due mainly to proceeds in the amount of ¥37.1 billion from the issuance of common stocks, offsetting a decrease in the proceeds from sales of treasury stock.

As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2006, recorded ¥834.4 billion, a decrease of ¥35.6 billion from the position recorded at the beginning of the same fiscal year.

(3) Shareholder's Equity Ratio and Market Capitalization Ratio

	As of March 31, 2005	As of March 31, 2006
Shareholder's equity ratio (Shareholder's equity / Total assets)	4.5%	7.7%
Market capitalization ratio (Market capitalization / Total assets)	10.1%	16.2%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the fiscal year ended March 31, 2006, Taiyo Life's ordinary revenues decreased ¥65.4 billion (5.7 percent) from the level of the previous fiscal year, to ¥1,076.4 billion, which was a total of income from insurance premiums of ¥823.0 billion (up 4.4 percent), investment income of ¥198.0 billion (up 11.4 percent), and other ordinary income of ¥55.3 billion (down 68.6 percent).

Ordinary expenses decreased ¥86.3 billion (7.7 percent) from the level of the previous fiscal year, to ¥1,029.4 billion, which was a total of insurance claims and other payments of ¥857.0 billion (down 8.0 percent), investment expenses of ¥54.8 billion (down 8.5 percent), operating expenses of ¥82.5 billion (down 0.3 percent) and others.

As a result, ordinary profit increased by ¥20.9 billion, or 80.2 percent, to ¥46.9 billion. Ordinary profit increased due mainly to an improvement in capital gains and losses, including gains on sales of securities.

Extraordinary gains decreased 94.3 percent, to ¥0.4 billion, and extraordinary losses increased 156.3 percent, to ¥19.8 billion. An impairment loss of ¥3.3 billion and provision for reserve for price fluctuations of ¥16.2 billion were included in the extraordinary losses.

Net income decreased ¥0.8 billion, or 12.0 percent, to ¥6.3 billion. This was due mainly to an extraordinary factor of gains on sale of its parent company's shares posted a year earlier as well as an increase in extraordinary losses such as a provision for reserve for price fluctuations, while ordinary profit increased.

Daido Life Insurance Company:

For the fiscal year ended March 31, 2006, Daido Life's ordinary revenues increased ¥3.3 billion (0.3 percent) from the level of the previous fiscal year, to ¥1,062.4 billion, which was a total of income from insurance premiums of ¥871.1 billion (down 1.5 percent), investment income of ¥180.6 billion (up 23.2 percent), and other ordinary income of ¥10.6 billion (down 61.5 percent).

Ordinary expenses decreased ¥0.2 billion (0.0 percent) from the level of the previous fiscal year, to ¥963.0 billion, which was a total of insurance claims and other payments of ¥791.8 billion (down 1.6 percent) and investment expenses of ¥46.6 billion (up 41.9 percent), operating expenses of ¥109.2 billion (up 0.4 percent) and others.

As a result, ordinary profit increased by ¥3.6 billion (3.8 percent), to ¥99.4 billion. Ordinary profit increased mainly due to the improvement in capital gains and losses, including gains on investment in trading securities and other products, despite a decrease in income from interest and dividends.

Extraordinary gains decreased 89.0 percent, to ¥0.9 billion, and extraordinary losses increased 116.8 percent, to ¥16.5 billion. The provision for reserve for price fluctuations of ¥14.9 billion and an impairment loss of ¥0.2 billion were included in the extraordinary losses.

Net income increased ¥5.7 billion, or 17.4 percent, to ¥39.0 billion.

T&D Financial Life Insurance Company:

For the fiscal year ended March 31, 2006, T&D Financial Life's ordinary revenues increased ¥162.1 billion (108.0 percent) from the level of the previous fiscal year, to ¥312.3 billion, which was a total of income from insurance premiums of ¥208.1 billion (up 65.2 percent), investment income of ¥92.2 billion (up 601.0 percent), and other ordinary income of ¥11.9 billion (up 8.1 percent).

Ordinary expenses increased ¥161.5 billion (99.0 percent) from the level of the previous fiscal year, to ¥324.6 billion, which was a total of insurance claims and other payments of ¥97.1 billion (up 8.9 percent), provision for policy and other reserves of ¥192.9 billion (up 298.2 percent), investment expenses of ¥5.2 billion (up 1,175.2 percent), operating expenses of ¥20.2 billion (up 24.1 percent) and other factors.

As a consequence, ordinary losses decreased by ¥0.6 billion, or 5.0 percent, to ¥12.2 billion.

Extraordinary gains were ¥0.0 billion (down 69.5 percent), and extraordinary losses were ¥2.6

billion (up 311.6 percent). A ¥2.2 billion premium severance payment for voluntary retirements by the inter-group reorganization of the in-house sales representatives' channel was included in the extraordinary losses. The company did not post an impairment loss.

Net income turned into a net loss of ¥11.4 billion, a decrease of ¥16.4 billion from ¥5.0 billion recorded in the previous year. This was caused because, while ordinary losses improved, the positive effect of adopting a consolidated taxation system decreased, resulting in an increase in deferred income taxes.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including net increase from conversions) for the fiscal year ended March 31, 2006, decreased 1.8 percent over the previous fiscal year, to ¥2,838.3 billion.

The amount of surrender and lapse of individual insurance and annuities increased 15.4 percent, to ¥1,644.0 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2006, increased ¥625.2 billion, or 3.7 percent over the previous fiscal year-end, to ¥17,591.5 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the fiscal year ended March 31, 2006, decreased 1.4 percent over the previous fiscal year, to ¥4,292.7 billion.

The amount of surrender and lapse of individual insurance and annuities increased 0.4 percent, to ¥3,040.0 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2006, increased ¥313.8 billion, or 0.8 percent over the previous fiscal year-end, to ¥40,008.0 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the fiscal year ended March 31, 2006, decreased 45.7 percent over the previous fiscal year, to ¥162.7 billion.

The amount of surrender and lapse of individual insurance and annuities decreased 1.5 percent, to ¥418.6 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2006, decreased ¥247.6 billion, or 8.5 percent over the previous fiscal year-end, to ¥2,665.4 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the fiscal year ended March 31, 2006, recorded ¥38.1 billion, up 12.9 percent from the previous fiscal year, after compensating for a negative spread of ¥38.5 billion (down 1.6 percent).

As of March 31, 2006, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,045.2 percent, up 179.5 points from the end of the previous fiscal year of 865.7 percent. The value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥757.5 billion, up ¥293.3 billion from the previous fiscal year-end of ¥464.2 billion.

Daido Life Insurance Company:

Daido Life posted ¥96.1 billion in its core profit for the fiscal year ended March 31, 2006, a decrease of 6.4 percent from the previous fiscal year, after compensating for a negative spread of ¥29.3 billion (up 50.9 percent).

As of March 31, 2006, Daido Life's solvency margin ratio was 1,254.4 percent, up 217.2 points from the end of the previous fiscal year of 1,037.2 percent. The value of adjusted net assets amounted to ¥1,062.3 billion, up ¥392.7 billion from the previous fiscal year-end of ¥669.6 billion.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥6.5 billion (same as previous fiscal year) and a negative spread of ¥4.3 billion (up 9.7 percent), T&D Financial Life marked a loss of ¥7.0 billion (up 4.3 percent) in its core profit for the fiscal year ended March 31, 2006.

As of March 31, 2006, T&D Financial Life's solvency margin ratio was 1,911.8 percent, up 1,190.1 points from the end of the previous fiscal year of 721.7 percent. Furthermore, the value of adjusted net assets amounted to ¥64.5 billion, up ¥23.3 billion from the end of the previous fiscal year of ¥41.1 billion.

(4) Financial Position

Taiyo Life Insurance Company:

As of March 31, 2006, total assets amounted to ¥6,591.9 billion (up 5.0 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,556.8 billion (up 11.7 percent), loans of ¥1,535.8 billion (down 9.6 percent), property and equipment of ¥168.9 billion (down 4.3 percent), and monetary claims purchased of ¥124.3 billion (up 49.2 percent).

Total liabilities were ¥6,173.4 billion (up 1.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,899.1 billion (down 0.3 percent).

Total equity was ¥418.5 billion (up 90.4 percent), of which net unrealized gains on securities was ¥314.9 billion (up 198.8 percent).

Daido Life Insurance Company:

As of March 31, 2006, total assets amounted to ¥6,406.1 billion (up 7.1 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,435.6 billion (up 7.4 percent), loans of ¥986.2 billion (down 5.2 percent), cash and deposits of ¥304.3 billion (up 30.7 percent), monetary trust of ¥242.6 billion (up 13.0 percent), monetary claims purchased of ¥156.2 billion (up 75.5 percent), and property and equipment of ¥143.0 billion (down 2.9 percent).

Total liabilities were ¥5,815.8 billion (up 2.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,476.0 billion (down 0.2 percent).

Total equity was ¥590.2 billion (up 85.6 percent), of which net unrealized gains on securities was ¥383.0 billion (up 171.4 percent).

T&D Financial Life Insurance Company:

As of March 31, 2006, total assets amounted to ¥934.1 billion (up 28.4 percent from March 31, 2005), mainly consisting of securities amounting to ¥844.3 billion (up 35.2 percent), cash and deposits of ¥41.6 billion (down 1.9 percent), and loans of ¥13.3 billion (down 9.6 percent).

Total liabilities were ¥888.8 billion (up 26.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥874.8 billion (up 27.8 percent).

Total equity was ¥45.2 billion (up 80.4 percent), of which net unrealized losses on securities was ¥0.5 billion (up 406.3 percent). The growth of total equity was due mainly to an increase of ¥16.0 billion, respectively, of common stock and capital surplus (total ¥32.0 billion), resulting from the capital increase through shareholder allocation, with its subscription payable by March 28, 2006.

4. Forecasts for the Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Consolidated

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Interim	1,150	53	13
Change	(5.2%)	(15.6%)	(30.9%)
Year-end	2,280	105	26
Change	(6.7%)	(23.2%)	(26.8%)

Note: "Change" represents the amount change from the year ended March 31, 2006.

Ordinary revenues are expected to be ¥2,280 billion, a decrease of approximately ¥160 billion or 6.7 percent from the fiscal year ended March 31, 2006. Ordinary profit is expected to be ¥105 billion, a decrease of approximately ¥31 billion or 23.2 percent. This decrease is due to a decrease in capital gains and losses such as gains on investment in trading securities and gains on sales of securities, not expected the level recorded at the fiscal year ended March 31, 2006.

Net income is expected to be ¥26 billion, a decrease of approximately ¥9 billion or 26.8 percent from the fiscal year ended March 31, 2006. The extent of decrease will be smaller compared with that of ordinary profit. This is due mainly to an expected decrease of extraordinary losses, including provision for reserve for price fluctuations.

Reference: Forecasts for the Year Ending March 31, 2007, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	940	1,010	310
Change	(12.7%)	(4.9%)	(0.7%)
Ordinary profit (loss)	30	86	(14)
Change	(36.0%)	(13.5%)	14.8%
Core profit (loss)	38	88	(8)
Change	(0.3%)	(8.4%)	14.3%
Net income (loss)	4	32	(12)
Change	(36.5%)	(17.9%)	5.3%

Note: "Change" represents the amount change from the year ended March 31, 2006.

Taiyo Life Insurance Company:

It is expected that ordinary profit will be ¥30 billion (a decrease by approximately ¥16 billion, or 36.0 percent from the fiscal year ended March 31, 2006), due to a decrease in capital gains including gains on sale of securities. Core profit is expected to be ¥38 billion (down 0.3 percent), which is almost equal to this fiscal year.

Net income is expected to be ¥4 billion, a decrease of approximately ¥2 billion or 36.5 percent from the fiscal year ended March 31, 2006. The extent of decrease will be smaller compared with that of ordinary profit because extraordinary losses, including provisions of reserve for price fluctuations, are expected to shrink.

Daido Life Insurance Company:

It is expected that ordinary profit will be ¥86 billion (a decrease by approximately ¥13 billion, or 13.5 percent from the fiscal year ended March 31, 2006), because income from interest and dividends as well as capital gains including gains on investment in trading securities are expected to decrease. Core profit is also expected to decrease to ¥88 billion (a decrease by approximately ¥8 billion, or 8.4 percent).

Due to a decrease of ordinary profit, net income is expected to decrease to ¥32 billion (by approximately ¥7 billion, or 17.9 percent).

T&D Financial Life Insurance Company:

Ordinary losses are expected to be ¥14 billion, an increase of approximately ¥2 billion or 14.8 percent from the fiscal year ended March 31, 2006. This is because, while the burden of amortization of goodwill (¥6.5 billion) will not be present from the next fiscal year, increases in operating expenses and provision for reserve for policy reserves relating to minimum guarantee risks of variable annuities accompanying growth of new policy sales are expected to offset the said positive effect. Core profit is also expected to turn into a loss of ¥8 billion, a decrease of approximately ¥1 billion or 14.3 percent from the fiscal year ended March 31, 2006.

Mainly due to a decrease of extraordinary losses, net income is expected to be a loss of ¥12 billion (net loss), which will be almost equal to this fiscal year.

(2) Non-consolidated Forecasts for T&D Holdings

The non-consolidated forecast for the year ending March 31, 2007, is as follows:

(Billions of yen)

	Operating income	Ordinary profit	Net income
Interim	15	13	13
Change	23.0%	19.3%	19.3%
Year-end	16	13	13
Change	17.6%	19.3%	19.3%

Note: *"Change" represents the amount change from the year ended March 31, 2006.*

Due to an increase in receipt of dividends from group companies, operating income is expected to be ¥16 billion (an increase by 17.6 percent from the fiscal year ended March 31, 2006). By the same reason, ordinary profit and net income are both also expected to increase to ¥13 billion (by 19.3 percent), and ¥13 billion (by 19.3 percent), respectively.

IV. Unaudited Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Balance Sheets

As of March 31,	2005		2006		Increase (decrease)	2006
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Assets:						
Cash and deposits	¥ 345,565	2.7	¥ 447,376	3.2	¥ 101,810	$ 3,808,430
Call loans	225,631	1.7	192,534	1.4	(33,097)	1,639,005
Monetary claims purchased	172,339	1.3	280,577	2.0	108,237	2,388,502
Monetary trusts	221,864	1.7	250,472	1.8	28,608	2,132,226
Securities	8,828,614	67.7	9,830,655	70.3	1,002,040	83,686,516
Loans	2,735,442	21.0	2,518,726	18.0	(216,715)	21,441,447
Property and equipment	333,102	2.6	318,610	2.3	(14,492)	2,712,274
Due from agencies	1,536	0.0	1,548	0.0	11	13,180
Due from reinsurers	6,081	0.0	7,196	0.0	1,115	61,259
Other assets	162,640	1.2	141,437	1.0	(21,202)	1,204,034
Deferred tax assets	13,071	0.1	830	0.0	(12,241)	7,070
Deferred tax assets on land revaluation	2,868	0.0	–	–	(2,868)	0
Reserve for possible loan losses	(5,327)	(0.0)	(3,732)	(0.0)	1,594	(31,777)
Total assets	¥13,043,431	100.0	¥13,986,233	100.0	¥ 942,801	$ 119,062,169
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	¥ 75,033		¥ 68,674		¥ (6,358)	$ 584,612
Policy reserve	11,813,292		11,985,462		172,169	102,029,982
Reserve for policyholder dividends	204,665		196,698		(7,966)	1,674,459
Total policy reserves	12,092,991	92.7	12,250,835	87.6	157,844	104,289,053
Due to agencies	993	0.0	849	0.0	(144)	7,228
Due to reinsurers	758	0.0	549	0.0	(208)	4,678
Commercial paper	20,000	0.2	20,000	0.1	–	170,256
Subordinated bonds	20,000	0.2	20,000	0.1	–	170,256
Other liabilities	168,323	1.3	183,379	1.3	15,056	1,561,077
Reserve for employees' retirement benefits	110,917	0.8	108,382	0.8	(2,534)	922,643
Reserve for directors' and corporate auditors' retirement benefits	3,042	0.0	3,368	0.0	326	28,675
Reserve for price fluctuations	42,669	0.3	73,995	0.6	31,325	629,909
Deferred tax liabilities	1	0.0	231,764	1.7	231,762	1,972,966
Deferred tax liabilities on land revaluation	–	–	11,494	0.1	11,494	97,853
Total liabilities	12,459,696	95.5	12,904,619	92.3	444,923	109,854,600
Minority interests	1,403	0.0	1,514	0.0	111	12,896
Stockholder's equity:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	100,000	0.8	118,595	0.8	18,595	1,009,581
Capital surplus	87,515	0.7	106,104	0.7	18,589	903,246
Retained earnings	180,592	1.4	205,889	1.5	25,297	1,752,701
Land revaluation	(32,037)	(0.3)	(47,724)	(0.3)	(15,686)	(406,272)
Net unrealized gains on securities	246,458	1.9	697,511	5.0	451,053	5,937,787
Translation adjustment	(6)	(0.0)	44	0.0	50	376
Treasury stock	(190)	(0.0)	(322)	(0.0)	(132)	(2,747)
Total stockholder's equity	582,331	4.5	1,080,098	7.7	497,766	9,194,672
Total liabilities, minority interests and stockholder's equity	¥13,043,431	100.0	¥13,986,233	100.0	¥ 942,801	$ 119,062,169

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

Years ended March 31,	2005		2006		Increase (decrease)	2006
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Ordinary revenues:						
Income from insurance premiums	¥ 1,798,983		¥ 1,902,318		¥ 103,335	$ 16,194,076
Investment income:						
Interest, dividends and income from real estate for rent	254,274		236,154		(18,119)	2,010,342
Gains from monetary trusts, net	3,846		–		(3,846)	–
Gains on investments in trading securities, net	4,885		22,157		17,271	188,623
Gains on sales of securities	56,116		87,559		31,443	745,381
Gains on redemptions of securities	165		467		302	3,982
Other investment income	3,454		2,762		(691)	23,518
Gains on separate accounts, net	13,395		116,568		103,173	992,329
Total investment income	336,139		465,671		129,532	3,964,177
Other ordinary income:						
Reversal of policy reserve	110,886		–		(110,886)	–
Other ordinary income	70,756		76,282		5,526	649,377
Total other ordinary income	181,643		76,282		(105,360)	649,377
Equity in net income of affiliated companies	16		22		6	193
Total ordinary revenues	2,316,781	100.0	2,444,295	100.0	127,513	20,807,824
Ordinary expenses:						
Insurance claims and other payments:						
Insurance claims	812,219		790,900		(21,319)	6,732,783
Annuity payments	136,486		148,093		11,606	1,260,690
Insurance benefits	321,420		298,774		(22,645)	2,543,415
Surrender payments	395,426		369,103		(26,322)	3,142,112
Other payments	160,081		139,185		(20,896)	1,184,856
Total insurance claims and other payments	1,825,635		1,746,057		(79,577)	14,863,857
Provision for policy and other reserves:						
Provision for policy reserve	–		172,169		172,169	1,465,646
Interest portion of reserve for policyholder dividends	1,055		1,001		(53)	8,528
Total provision for policy and other reserves:	1,055		173,171		172,115	1,474,174
Investment expenses:						
Interest expense	1,646		1,663		17	14,164
Losses from monetary trusts, net	–		1,055		1,055	8,982
Losses on sales of securities	33,222		26,833		(6,388)	228,427
Devaluation losses on securities	3,761		873		(2,888)	7,431
Amortization of securities	0		1		1	16
Losses from derivatives, net	33,300		52,295		18,995	445,184
Foreign exchange losses, net	4,907		5,147		240	43,823
Write-off of loans	76		23		(53)	201
Depreciation of real estate for rent	5,813		5,391		(422)	45,896
Other investment expenses	9,308		9,846		537	83,821
Total investment expenses	92,037		103,132		11,095	877,948
Operating expenses	205,681		209,728		4,046	1,785,379
Other ordinary expenses	83,534		75,358		(8,175)	641,513
Total ordinary expenses	2,207,943	95.3	2,307,448	94.4	99,505	19,642,874
Ordinary profit	108,838	4.7	136,846	5.6	28,008	1,164,949

Unaudited Consolidated Statements of Operations (continued)

Years ended March 31,	2005		2006		Increase (decrease)	2006
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Extraordinary gains:						
Gains on sale of property and equipment	¥ 963		¥ 908		¥ (55)	$ 7,734
Reversal of reserve for possible loan losses	3,020		606		(2,413)	5,163
Recoveries of bad debts previously written-off	158		224		65	1,908
Reversal of reserve for losses on sale of loans	64		–		(64)	–
Other	–		143		143	1,223
Total extraordinary gains	4,207	0.2	1,883	0.0	(2,324)	16,030
Extraordinary losses:						
Losses on sale, disposal and devaluation of property and equipment	11,982		1,962		(10,020)	16,706
Impairment loss	–		3,593		3,593	30,587
Provision for reserve for price fluctuations	4,063		31,325		27,262	266,671
Other	82		2,434		2,352	20,725
Total extraordinary losses	16,128	0.7	39,316	1.6	23,188	334,691
Provision for reserve for policyholder dividends	44,977	2.0	44,476	1.8	(500)	378,623
Income before income taxes	51,940	2.2	54,936	2.2	2,995	467,665
Income taxes:						
Current	1,607	0.1	30,696	1.2	29,088	261,310
Deferred	13,081	0.5	(11,428)	(0.5)	(24,509)	(97,291)
Minority interests	120	0.0	123	0.0	3	1,055
Net income	¥ 37,131	1.6	¥ 35,545	1.5	¥ (1,586)	$ 302,590

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Surplus

Years ended March 31,	2005	2006	Increase (decrease)	2006
		(Millions of yen)		*(Thousands of U.S. dollars)*
Capital surplus:				
Balance at beginning of year	¥ 80,054	¥ 87,515	¥ 7,461	$ 744,999
Addition:				
Issuance of new shares for capital increase	–	18,587	18,587	158,234
Gains on sale of treasury stock	7,461	1	(7,459)	12
Total additions	7,461	18,589	11,128	158,246
Balance at end of year	87,515	106,104	18,589	903,246
Retained earnings:				
Balance at beginning of year	150,637	180,592	29,954	1,537,350
Additions:				
Net income	37,131	35,545	(1,586)	302,590
Increase in retained earnings due to reversal of land revaluation	–	845	845	7,199
Total additions	37,131	36,391	(740)	309,790
Deductions:				
Dividends	6,750	10,865	4,115	92,498
Bonuses to directors	158	201	43	1,717
Bonuses to corporate auditors	22	26	3	223
Decrease in retained earnings due to reversal of land revaluation	246	–	(246)	–
Total deductions	7,177	11,093	3,916	94,439
Balance at end of year	¥ 180,592	¥ 205,889	¥ 25,297	$ 1,752,701

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Cash Flows

Years ended March 31,	2005	2006	Increase (decrease)	2006
		(Millions of yen)		*(Thousands of U.S. dollars)*
Cash flows from operating activities:				
Income before income taxes	¥ 51,940	¥ 54,936	¥ 2,995	$ 467,665
Depreciation of real estate for rent	5,813	5,391	(422)	45,896
Impairment loss	–	3,593	3,593	30,587
Amortization of goodwill due to consolidation	(23)	–	23	–
Other depreciation and amortization	21,544	20,903	(641)	177,943
Decrease in reserve for outstanding claims	(5,869)	(6,358)	(489)	(54,131)
Increase (decrease) in policy reserve	(110,886)	172,169	283,056	1,465,646
Increase in interest portion of reserve for policyholder dividends	1,055	1,001	(53)	8,528
Increase in provision for reserve for policyholder dividends	44,977	44,476	(500)	378,623
Decrease in reserve for possible loan losses	(4,234)	(716)	3,517	(6,101)
Increase (decrease) in reserve for employees' retirement benefits	2,188	(2,534)	(4,722)	(21,573)
Increase in reserve for directors' and corporate auditors' retirement benefits	362	326	(36)	2,777
Decrease in reserve for losses on sale of loans	(64)	–	64	–
Increase in reserve for price fluctuations	4,063	31,325	27,262	266,671
Interest, dividends and income from real estate for rent	(254,274)	(236,154)	18,119	(2,010,342)
Gains on investment securities	(37,579)	(199,045)	(161,466)	(1,694,440)
Interest expense	1,646	1,663	17	14,164
Exchange losses	5,089	5,203	113	44,296
Losses on sale or disposal of property and equipment	11,088	667	(10,420)	5,685
Equity in net income of affiliated companies	(16)	(22)	(6)	(193)
(Increase) decrease in amount due from agencies	365	(11)	(377)	(96)
(Increase) in amount due from reinsurers	(892)	(1,115)	(222)	(9,492)
(Increase) decrease in other assets (excluding investment activities-related and financing activities-related)	7,900	(10,766)	(18,666)	(91,652)
Increase (decrease) in amount due to agencies	541	(144)	(685)	(1,229)
Decrease in amount due to reinsurers	(143)	(208)	(65)	(1,776)
Decrease in other liabilities (excluding investment activities-related and financing activities-related)	(6,382)	(4,038)	2,343	(34,382)
Other, net	41,212	61,046	19,834	519,681
Subtotal	(220,576)	(58,411)	162,165	(497,247)
Interest, dividends and income from real estate for rent received	273,597	239,809	(33,787)	2,041,457
Interest paid	(1,654)	(1,671)	(16)	(14,227)
Policyholder dividends	(55,668)	(53,462)	2,206	(455,114)
Other, net	12,886	6,901	(5,985)	58,750
Income taxes received (paid)	(42,359)	5,474	47,833	46,601
Net cash provided by (used in) operating activities	(33,775)	138,640	172,416	1,180,219

Unaudited Consolidated Statements of Cash Flows (continued)

Years ended March 31,	2005	2006	Increase (decrease)	2006
		(Millions of yen)		*(Thousands of U.S. dollars)*
Cash flows from investing activities:				
Net decrease in short-term investments	¥ 340	¥ 19	¥ (320)	$ 170
Investments in monetary claims purchased	(90,789)	(136,593)	(45,804)	(1,162,798)
Proceeds from sale and redemption of monetary claims purchased	37,919	77,863	39,943	662,840
Investments in monetary trusts	(106,400)	(142,200)	(35,800)	(1,210,521)
Proceeds from monetary trusts	158,679	144,346	(14,333)	1,228,790
Purchase of securities	(2,753,140)	(2,817,782)	(64,642)	(23,987,252)
Sale and redemption of securities	2,640,509	2,545,276	(95,233)	21,667,457
Investments in loans	(728,843)	(695,338)	33,504	(5,919,286)
Collection of loans	1,075,964	913,847	(162,117)	7,779,410
Other, net	(31,630)	(83,459)	(51,829)	(710,474)
Subtotal	202,610	(194,021)	(396,631)	(1,651,664)
Total of net cash provided by (used in) operating activities and investment transactions as above	168,834	(55,380)	(224,215)	(471,445,055)
Purchase of property and equipment	(9,458)	(5,406)	4,052	(46,023)
Proceeds from sale of property and equipment	7,003	3,094	(3,909)	26,340
Net cash provided by (used in) investing activities	200,155	(196,333)	(396,488)	(1,671,347)
Cash flows from financing activities:				
Income from short-term debenture	20,000	–	(20,000)	–
Redemption of short-term debenture	–	–	–	–
Proceeds from debt	8,500	6,750	(1,750)	57,461
Repayments of debt	(6,297)	(5,903)	394	(50,252)
Redemption of commercial paper	(30,000)	–	30,000	–
Proceeds from issuance of stocks	–	37,183	37,183	316,534
Purchase of treasury stock	(190)	(139)	51	(1,183)
Sale of treasury stock	41,677	7	(41,669)	67
Dividends paid	(6,469)	(10,520)	(4,051)	(89,558)
Dividends paid to minority interests	(30)	(32)	(1)	(273)
Net cash provided by financing activities	27,189	27,346	156	232,794
Effect of exchange rate changes on cash and cash equivalents	(3,777)	(5,312)	(1,535)	(45,228)
Net increase (decrease) in cash and cash equivalents	189,791	(35,659)	(225,451)	(303,560)
Cash and cash equivalents at beginning of year	680,270	870,062	189,791	7,406,680
Cash and cash equivalents at end of year	¥ 870,062	¥ 834,403	¥ (35,659)	$ 7,103,119

See notes to unaudited consolidated financial statements.

T&D Holdings, Inc.

Notes to Unaudited Consolidated Financial Statements

March 31, 2006

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated condensed financial statements are compiled from the financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated condensed financial statements have been prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the year ended March 31, 2006 was 16.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended March 31, 2006 was two.

1. Summary of Significant Accounting Policies (continued)

(b) Principles of consolidation (continued)

There are no affiliated companies which are accounted for under the cost method.

The financial statements of subsidiaries located outside Japan are prepared for the year ended December 31, 2006. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing as at March 31, 2006 except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than those of subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy-reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

1. Summary of Significant Accounting Policies (continued)

(d) Investments in securities other than those of subsidiaries and affiliates (continued)

Taiyo Life has set up "policy-reserve-matching bonds." The purpose of the policy-reserve-matching bonds is to reflect Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years,' and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of Taiyo Life's underlying policies. Taiyo Life also periodically examines the duration matching effectiveness, by comparison of the bond's duration with that of underlying policies.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Three Life Companies' Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

1. Summary of Significant Accounting Policies (continued)

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

For the calculation of the reserve for the insurance contracts whose condition were changed under Article 69-4-4 of the Enforcement Regulation of the Insurance Business Law, T&D Financial Life applies Zillmer Method of which period is the premium paying year of the contracts.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or termination of employment for reasons other than dismissal.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of service approach.

Net actuarial gains and losses on the employees' retirement benefits plan are charged or credited to income when incurred.

1. Summary of Significant Accounting Policies (continued)

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

(j) Income taxes

The Company adopts the consolidated corporate-tax system. The consolidated corporate-tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

1. Summary of Significant Accounting Policies (continued)

(n) Stock issuance costs

The stock issuance costs are charged to operating expenses as incurred.

(o) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(p) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law (the "Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2006 amounted to ¥4,597 million (U.S.$39,141 thousand).

(q) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

1. Summary of Significant Accounting Policies (continued)

(q) Derivative financial instruments (continued)

The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items applied the hedge accounting as of March 31, 2006 are follows.

a. Hedge instrument: Interest rate swaps
   Hedge item: Loans

b. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency denominated assets

c. Hedge instrument: Individual stock options
   Hedge item: Domestic equities

d. Hedge instrument: Margin transactions
   Hedge item: Domestic equities

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for Foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows.

a. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency denominated available for sale securities and certificates of deposit

b. Hedge instrument: Interest rate swaps
   Hedge item: Available for sale bonds

(r) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

1. Summary of Significant Accounting Policies (continued)

(t) Impairment of fixed assets

Effective the year ended March 31, 2006, the Company adopted the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Impairment of Fixed Assets" issued by Accounting Standard Board of Japan. The effect of this change was to decrease income before income tax by ¥3,593 million (U.S.$30,587 thousand) for the year ended March 31, 2006.

Fixed assets are shown net of impairment losses.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥117.47 = U.S.$1, which is the approximate rate prevailing at March 31, 2006. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance recoveries amounting to ¥3,946 million and ¥5,885 million (U.S.$50,104 thousand) for the years ended March 31, 2005 and 2006, respectively.

4. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2006 are summarized as follows:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Loans to bankrupt companies	¥ 315	$ 2,681
Past due loans	2,564	21,827
Loans overdue for three months or more	4,698	39,996
Restructured loans	472	4,019
Total	¥8,049	$68,524

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company and its consolidated subsidiaries have stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

4. Loans (continued)

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company and its consolidated subsidiaries have stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company and its consolidated subsidiaries write off the portion of such loans that is not collectable from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended march 31, 2006 amounted to ¥6 million (U.S.$54 thousand). Past due loans decreased due to write-offs by ¥1,337 million (U.S.$11,382 thousand) for the year ended March 31, 2006.

The Company and its consolidated subsidiaries' outstanding loan commitments with borrowers as of March 31, 2006 are summarized as follows:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Total loan commitments	¥1,800	$15,323
Less amount drawn down	513	4,373
Unused loan commitments	¥1,286	$10,949

Based on the loan commitment agreements, the extension of credit is subject to the Company and its consolidated subsidiaries' review procedures. The review procedures consist ensuring the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

5. Accumulated Depreciation of Property and Equipment

Accumulated depreciation of property and equipment as of March 31, 2006 was ¥198,771 million (U.S.$1,692,106 thousand).

6. Separate Accounts

The balance sheet includes ¥618,093 million (U.S.$5,261,713 thousand) of assets and liabilities in equal amounts related to separate accounts, as of March 31, 2006.

Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Three Life Companies to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect the Three Life Companies' net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined by the moving average method.

7. Reserve for Policyholder Dividends

An analysis of the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2006 is as follows:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Balance at beginning of period	¥204,665	$1,742,277
Policyholder dividends	(53,462)	(455,114)
Increase in interest	1,001	8,528
Increase due to other reasons	17	144
Provision for reserve for policyholder dividends	44,476	378,623
Balance at end of period	¥196,698	$1,674,459

8. Subordinated Bonds

Taiyo Life issued domestic unsecured subordinated notes with an early redeemable option (the "Notes"). Taiyo Life, by way of the issuance of the Notes, intends to enhance its solvency margin ratio as well as to develop its relationship with domestic market investors, with a focus on investors in Japan.

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

9. Other Liabilities

Other liabilities included ¥35,000 million (U.S.$297,948 thousand) of subordinated borrowings as of March 31, 2006.

10. Commitments

The amounts of the Three Life Companies' future contributions to the Policyholder Protection Fund, which was taken over by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,346 million (U.S.$19,978 thousand) as of March 31, 2006. The contributions are charged to expense as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥31,263 million (U.S.$266,137 thousand) as of March 31, 2006. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥145,462 million (U.S.$1,238,293 thousand) of the Three Life Companies investments in securities was mainly pledged as collateral for the overdraft limit of exclusive account of real-time gross settlement of government bonds with the Bank of Japan, the benefit of the Policyholder Protection Corporation in order to secure such future contributions and as a substitution of collateral for margin trading and margin for futures contracts as of March 31, 2006.

A portion of bonds amounting to ¥20,395 million (U.S.$173,625 thousand) was loaned under lending contracts as of March 31, 2006.

11. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of Taiyo Life and Daido Life and whose distribution is restricted by Article 92 of the Insurance Business Law, amounted to ¥63,158 million (U.S.$537,652 thousand) and ¥10,836 million (U.S.$92,244 thousand) as of March 31, 2006, respectively.

12. Investments in Affiliates

Securities included ¥186 million (U.S.$1,590 thousand) of investments in affiliates as of March 31, 2006.

13. Impairment Loss

Impairment loss relating to fixed assets as of March 31, 2006 is as follows:

(1) Categorization of assets

The Three Life Companies categorize real estate owned for insurance marketing purposes as a single asset group. Other assets such as lease property and unused real estate are categorized separately. The other consolidated subsidiaries categorize real estate on a company by company basis.

13. Impairment Loss (continued)

(2) Background of impairment loss

Because of decreases in fair market value and rental income, impairment loss was recognized as the difference between the existing book value and recoverable amount. This decrease is reported in extraordinary losses as impairment loss.

(3) Impairment loss per asset group

Asset	The number of impairment loss	Impairment loss			
		Land	Buildings	Total	
			(Millions of yen)		*(Thousands of U.S. dollars)*
Lease assets	16	¥2,469	¥1,123	¥3,593	$30,587

(4) Calculation method of recoverable amount

The recoverable amount is based on use value and net sales value. Use value is calculated by discounting future cash flows at rates ranging from 6.45% to 9.45%. In principle, net sales value is calculated by subtracting the estimated costs of disposal from appraisal value calculated in accordance with the real estate appraisal standard.

14. Extraordinary Losses – Other

Other extraordinary losses include an extra early retirement allowance for voluntary retirees due to T&D Financial Life's business restructuring. This amounted to ¥2,233 million (U.S.$19,015 thousand).

15. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and cash deposits as stated in the balance sheet as of March 31, 2006:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash and deposits	¥ 447,376	$ 3,808,430
Less: deposits with an original maturity of more than three months	(90)	(766)
Call loans	192,534	1,639,005
Monetary claims purchased	280,577	2,388,502
Less: monetary claims purchased other than cash and cash equivalents	(141,487)	(1,204,452)
Securities purchased	9,830,655	83,686,516
Less: securities purchased other than cash and cash equivalents	(9,775,162)	(83,214,116)
Cash and cash equivalents	¥ 834,403	$ 7,103,119

16. Segment Information

Segment information is not required to be disclosed, as ordinary revenues and total assets related to the Company and its consolidated subsidiaries' insurance business in Japan exceed 90% of the total amounts of both ordinary revenues and total assets.

17. Lease Transactions

Information regarding non-ownership-transfer finance leases were as follows:

(1) As lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases as of March 31, 2005 and 2006 are summarized as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Equipment:			
Acquisition cost	¥ 83	¥108	$ 922
Accumulated depreciation	(66)	(81)	(694)
Net carrying value	¥ 16	¥ 26	$ 228
Other:			
Acquisition cost	–	¥ 71	$ 611
Accumulated depreciation	–	(2)	(24)
Net carrying value	–	¥ 69	$ 587
Total:			
Acquisition cost	¥ 83	¥180	$1,534
Accumulated depreciation	(66)	(84)	(718)
Net carrying value	¥ 16	¥ 95	$ 816

Obligations under finance leases as of March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥14	¥23	$ 198
Due after one year	3	72	619
Total	¥17	¥96	$ 818

Total payments for non-ownership-transfer finance leases for the year ended March 31, 2005 and 2006 were ¥19 million and ¥18 million (U.S.$159 thousand), respectively.

17. Lease Transactions (continued)

(1) As lessee (continued)

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the year ended March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation	¥17	¥17	$150
Imputed interest cost	0	0	5

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 6	¥5	$48
Due after one year	6	0	5
Total	¥13	¥6	$54

(2) As lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards as of March 31, 2005 and 2006 are summarized as follows.

Leased assets included in the accompanying balance sheet accounted for under operating lease accounting are summarized as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Other:			
Acquisition cost	¥ 43,049	¥ 49,171	$ 418,591
Accumulated depreciation	(22,422)	(26,751)	(227,727)
Net carrying value	¥ 20,627	¥ 22,420	$ 190,864

The amounts equivalent to the minimum lease payments to be received as of March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 7,317	¥ 7,712	$ 65,656
Due after one year	18,426	20,972	178,535
Total	¥25,743	¥28,685	$244,191

Gross lease income, recovery to the principal amount and net lease income if the Company applied finance lease accounting to non-ownership-transfer finance leases for the years ended March 31, 2005 and 2006 would have been as follows:

	Year ended March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gross lease income	¥7,861	¥8,366	$71,225
Recovery of principal amount	6,750	7,347	62,544
Net lease income	1,160	1,312	11,170

Imputed interest cost is computed by the interest method.

18. Income Taxes

Significant components of deferred tax assets and liabilities of the Company and consolidated subsidiaries as of March 31, 2006 are summarized below:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Deferred tax assets:		
Policy reserves	¥ 82,046	$ 698,444
Reserve for employees' retirement benefits	39,166	333,419
Reserve for price fluctuations	26,717	227,439
Devaluation losses on securities	10,146	86,374
Unrealized gains on available-for-sale securities	9,432	80,295
Deferred loss on sale of real estate	4,142	35,267
Tax loss carryforward	3,468	29,527
Reserve for bonus payment	3,336	28,406
Allowance for bad debt	1,774	15,102
Other	8,038	68,429
Subtotal	188,270	1,602,708
Valuation reserve	(13,024)	(110,877)
Total deferred tax assets	175,245	1,491,831
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	(403,639)	(3,436,103)
Accrued dividend income	(1,615)	(13,750)
Deferred gain on sale of real estate	(916)	(7,802)
Other	(8)	(71)
Total deferred tax liabilities	(406,179)	(3,457,727)
Net deferred tax asset	¥(230,933)	$ 1,965,895

Since the difference between the enacted tax rate used and the corporate tax rate used is less than 5% of the enacted tax rates, the footnote disclosure of reconciliation between the enacted tax rate and the corporate tax rate is omitted.

19. Investments in Securities

(1) As of March 31, 2005

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2005 are summarized as follows:

Carrying amount	Valuation difference charged to earnings
(Millions of yen)	
¥476,373	¥8,746

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 336,457	¥ 348,760	¥12,302
Municipal bonds	590,443	612,409	21,966
Corporate bonds	658,746	680,917	22,170
Total domestic bonds	1,585,647	1,642,087	56,439
Foreign bonds	86,658	88,893	2,235
Other securities	48,903	49,478	575
Total	1,721,208	1,780,458	59,249
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	42,435	40,984	(1,450)
Municipal bonds	7,630	6,878	(752)
Corporate bonds	128,971	125,393	(3,577)
Total domestic bonds	179,037	173,256	(5,780)
Foreign bonds	16,400	15,878	(521)
Other securities	20,998	20,997	(0)
Total	216,436	210,132	(6,303)
Grand total	¥1,937,645	¥1,990,591	¥52,946

Note: Available-for-sale securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposit, commercial paper amounting to ¥30,997 million and beneficiary trust certificates amounting to ¥33,903 million that are shown as monetary claims purchased on the balance sheet as of March 31, 2005.

19. Investments in Securities (continued)

(1) As of March 31, 2005 (continued)

Bonds for policy-reserve-matching with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 440,056	¥ 447,017	¥ 6,960
Municipal bonds	230,065	234,214	4,148
Corporate bonds	752,952	767,533	14,581
Total	1,423,074	1,448,765	25,691
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	90,413	87,193	(3,220)
Municipal bonds	8,316	8,113	(203)
Corporate bonds	81,856	79,051	(2,805)
Total	180,586	174,358	(6,228)
Grand total	¥1,603,661	¥1,623,123	¥19,462

19. Investments in Securities (continued)

(1) As of March 31, 2005 (continued)

Available-for-sale securities with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 201,758	¥ 213,722	¥ 11,964
Municipal bonds	642,272	664,920	22,647
Corporate bonds	755,081	779,551	24,469
Total domestic bonds	1,599,112	1,658,193	59,080
Domestic stocks	474,769	732,738	257,969
Foreign securities:			
Foreign bonds	670,327	708,758	38,431
Foreign stocks	27,519	29,647	2,127
Foreign other securities	60,460	62,144	1,683
Total foreign securities	758,307	800,550	42,243
Other securities	568,877	608,764	39,887
Total	3,401,067	3,800,248	399,181
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	305,314	305,100	(213)
Municipal bonds	18,672	18,377	(295)
Corporate bonds	59,473	56,443	(3,029)
Total domestic bonds	383,460	379,921	(3,539)
Domestic stocks	143,399	135,630	(7,769)
Foreign securities:			
Foreign bonds	213,546	207,971	(5,574)
Foreign stocks	18,959	18,033	(925)
Foreign other securities	38,123	36,131	(1,991)
Total foreign securities	270,629	262,136	(8,492)
Other securities	216,057	214,141	(1,915)
Total	1,013,546	991,829	(21,716)
Grand total	¥4,414,613	¥4,792,078	¥377,464

Note 1: Available-for-sale securities include certificates of deposits amounting to ¥25,000 million that are shown as cash and deposits, commercial paper amounting to ¥88,996 million and beneficiary trust certificates amounting to ¥18,440 million that are shown as monetary claims purchased on the balance sheet as of March 31, 2005.

Note 2: Impairment losses with respect to the other securities as of March 31, 2005, ¥2,139 million was charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2005 decreased from the acquisition cost by 30% or more.

19. Investments in Securities (continued)

(1) As of March 31, 2005 (continued)

Gross gains of ¥60,882 million and gross losses of ¥30,536 million were recorded on the sale of securities classified as available-for-sale for the year ended March 31, 2005, respectively. Total proceeds on such sales amounted to ¥1,469,068 million for the year ended March 31, 2005.

Gross gains of ¥936 million and gross losses of ¥2,685 were recorded through the sale of securities classified as policy-reserve-matching bonds for the year ended March 31, 2005, respectively. Total proceeds on such sales amounted to ¥365,147 million for the year ended March 31, 2005.

Securities without readily obtainable fair value held by the Company as of March 31, 2005 are summarized as follows:

	Carrying amount
	(Millions of yen)
Available-for-sale securities:	
Unlisted stocks (excluding over-the-counter stocks)	¥ 29,264
Foreign securities/unlisted stocks (excluding over-the-counter stocks)	150,000
Foreign securities/other securities	27,269
Other securities	14,498
Total	¥221,032

The Company reclassified certain bonds originally classified as held-to-maturity securities, with a net book value of ¥154,697 million, into available-for-sale securities. To secure asset redemptions and to be ready for cash outflows due to significant market interest rate increases regarding single premium endowment insurance and single premium valuable insurance, the held-to-maturity securities related to these two products were reclassified. As a result of the reclassification, the balance of available-for-sale securities increased by ¥6,395 million and net unrealized gains on available-for-sale securities increased by ¥4,085 million.

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2005, by contractual maturity date, is as follows:

	Due in one year or less	Dues after one year through five years	Due after five years through ten years	Due after ten years
		(Millions of yen)		
Government bonds	¥409,496	¥ 401,334	¥ 396,003	¥221,351
Municipal bonds	159,228	728,908	606,976	24,639
Corporate bonds	164,044	969,968	920,398	404,110
Foreign bonds	66,424	521,603	307,306	124,454
Foreign stocks	–	–	3,278	–
Other foreign securities	176	21,716	24,694	41,259
Other securities	160,159	12,430	6,445	54,104
Total	¥959,530	¥2,655,961	¥2,265,103	¥869,920

19. Investments in Securities (continued)

(2) As of March 31, 2006

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2006 are summarized as follows:

Carrying amount	Valuation difference charged to earnings
(Millions of yen)	
¥747,069	¥116,015

Carrying amount	Valuation difference charged to earnings
(Thousands of U.S. dollars)	
$6,359,663	$987,620

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2006 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 181,546	¥ 186,872	¥ 5,326
Municipal bonds	349,033	354,834	5,801
Corporate bonds	352,857	360,319	7,462
Total domestic bonds	883,436	902,026	18,590
Foreign bonds	40,849	41,492	642
Other securities	24,219	24,256	36
Total	948,505	967,775	19,269
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	208,209	204,860	(3,348)
Municipal bonds	227,518	222,056	(5,461)
Corporate bonds	432,979	422,234	(10,744)
Total domestic bonds	868,706	849,150	(19,555)
Foreign bonds	36,897	36,516	(381)
Other securities	127,304	124,244	(3,059)
Total	1,032,908	1,009,911	(22,996)
Grand total	¥1,981,414	¥1,977,687	¥ (3,727)

19. Investments in Securities (continued)

(2) As of March 31, 2006 (continued)

	Carrying amount	Fair value	Gross unrealized gains
	(Thousands of U.S. dollars)		
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 1,545,469	$ 1,590,810	$ 45,341
Municipal bonds	2,971,252	3,020,640	49,388
Corporate bonds	3,003,808	3,067,332	63,523
Total domestic bonds	7,520,529	7,678,783	158,253
Foreign bonds	347,745	353,218	5,473
Other securities	206,177	206,489	312
Total	8,074,452	8,238,491	164,039
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	1,772,445	1,743,937	(28,507)
Municipal bonds	1,936,819	1,890,325	(46,493)
Corporate bonds	3,685,868	3,594,399	(91,469)
Total domestic bonds	7,395,133	7,228,662	(166,470)
Foreign bonds	314,105	310,853	(3,251)
Other securities	1,083,716	1,057,670	(26,045)
Total	8,792,955	8,597,187	(195,767)
Grand total	$16,867,407	$16,835,678	$ (31,728)

Note: Available-for-sale securities include certificates of deposits amounting to ¥5,000 million (U.S.$42,564 thousand) that are shown as cash and deposit, commercial paper amounting to ¥28,998 million (U.S.$246,855 thousand) and beneficiary trust certificates amounting to ¥117,525 million (U.S.$1,000,473 thousand) that are shown as monetary claims purchased on the balance sheet as of March 31, 2006.

19. Investments in Securities (continued)

(2) As of March 31, 2006 (continued)

Bonds for policy-reserve-matching with readily obtainable fair value as of March 31, 2006 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 192,548	¥ 193,288	¥ 740
Municipal bonds	23,731	24,067	335
Corporate bonds	120,889	122,513	1,623
Total	337,169	339,870	2,700
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	350,739	345,996	(4,743)
Municipal bonds	288,386	282,308	(6,077)
Corporate bonds	797,003	782,770	(14,232)
Total	1,436,129	1,411,075	(25,053)
Grand total	¥1,773,298	¥1,750,945	¥(22,353)

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Thousands of U.S. dollars)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 1,639,127	$ 1,645,432	$ 6,304
Municipal bonds	202,025	204,884	2,859
Corporate bonds	1,029,108	1,042,932	13,824
Total	2,870,261	2,893,249	22,987
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	2,985,781	2,945,399	(40,382)
Municipal bonds	2,454,976	2,403,239	(51,736)
Corporate bonds	6,784,738	6,663,580	(121,158)
Total	12,225,497	12,012,218	(213,278)
Grand total	$15,095,758	$14,905,468	$(190,290)

19. Investments in Securities (continued)

(2) As of March 31, 2006 (continued)

Available-for-sale securities with readily obtainable fair value as of March 31, 2006 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 127,742	¥ 134,965	¥ 7,223
Municipal bonds	410,981	417,852	6,871
Corporate bonds	462,602	471,343	8,740
Total domestic bonds	1,001,326	1,024,162	22,835
Domestic stocks	681,219	1,429,572	748,352
Foreign securities:			
Foreign bonds	476,628	499,196	22,568
Foreign stocks	73,980	88,546	14,566
Foreign other securities	54,469	60,277	5,808
Total foreign securities	605,077	648,021	42,943
Other securities	562,214	815,428	253,214
Total	2,849,838	3,917,184	1,067,346
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	148,291	145,950	(2,340)
Municipal bonds	199,179	194,911	(4,267)
Corporate bonds	337,066	331,641	(5,425)
Total domestic bonds	684,537	672,503	(12,033)
Domestic stocks	19,156	18,175	(980)
Foreign securities:			
Foreign bonds	349,103	341,624	(7,479)
Foreign stocks	16,006	15,123	(883)
Foreign other securities	64,275	62,560	(1,715)
Total foreign securities	429,386	419,308	(10,077)
Other securities	355,536	352,784	(2,752)
Total	1,488,616	1,462,772	(25,844)
Grand total	¥4,338,454	¥5,379,957	¥1,041,502

19. Investments in Securities (continued)

(2) As of March 31, 2006 (continued)

	Acquisition cost	Carrying amount	Difference
	(Thousands of U.S. dollars)		
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	$ 1,087,448	$ 1,148,940	$ 61,491
Municipal bonds	3,498,607	3,557,103	58,496
Corporate bonds	3,938,045	4,012,455	74,410
Total domestic bonds	8,524,100	8,718,499	194,398
Domestic stocks	5,799,097	12,169,677	6,370,580
Foreign securities:			
Foreign bonds	4,057,447	4,249,567	192,119
Foreign stocks	629,780	753,783	124,003
Foreign other securities	463,684	513,134	49,449
Total foreign securities	5,150,913	5,516,485	365,572
Other securities	4,786,023	6,941,591	2,155,568
Total	24,260,134	33,346,253	9,086,119
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	1,262,376	1,242,451	(19,924)
Municipal bonds	1,695,573	1,659,247	(36,326)
Corporate bonds	2,869,385	2,823,199	(46,185)
Total domestic bonds	5,827,335	5,724,898	(102,436)
Domestic stocks	163,076	154,725	(8,350)
Foreign securities:			
Foreign bonds	2,971,856	2,908,186	(63,669)
Foreign stocks	136,263	128,744	(7,518)
Foreign other securities	547,167	532,565	(14,602)
Total foreign securities	3,655,287	3,569,496	(85,790)
Other securities	3,026,616	3,003,188	(23,428)
Total	12,672,315	12,452,308	(220,006)
Grand total	$36,932,450	$45,798,562	$8,866,112

Note 1: Other securities include certificates of deposits amounting to ¥63,000 million (U.S.$536,307 thousand) that are shown as cash and deposits, commercial paper amounting to ¥116,091 million (U.S.$988,267 thousand) and beneficiary trust certificates amounting to ¥17,961 million (U.S.$152,905 thousand) that are shown as monetary claims purchased on the balance sheet as of March 31, 2006.

Note 2: Impairment losses with respect to the other securities as of March 31, 2006, ¥314 million (U.S.$2,680 thousand) was charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2006 decreased from the acquisition cost by 30% or more.

19. Investments in Securities (continued)

(2) As of March 31, 2006 (continued)

Gross gains of ¥86,692 million (U.S.$737,997 thousand), and gross losses of ¥19,844 million (U.S.$168,932 thousand) were recorded on the sale of securities classified as available-for-sale for the year ended March 31, 2006, respectively. Total proceeds on such sales amounted to ¥1,366,507 million (U.S.$11,632,821 thousand) for the year ended March 31, 2006.

Gross gains of ¥812 million (U.S.$6,916 thousand), and gross losses of ¥6,988 million (U.S.$59,495 thousand) were recorded through the sale of securities classified as policy-reserve-matching bonds for the year ended March 31, 2006, respectively. Total proceeds on such sales amounted to ¥370,366 million (U.S.$3,152,857 thousand) for the year ended March 31, 2006.

Net gains of ¥54 million (U.S.$467 thousand) were recorded through the sale of securities classified as held-to-maturity bonds for the year ended March 31, 2006. Total proceeds on such sales amounted to ¥4,947 million (U.S.$42,114 thousand) , and total acquisition costs for such bonds amounted to ¥4,892 million (U.S.$41,647 thousand), respectively.

In order to prevent the decrease of holding asset liquidity and the forecast of future cash flow, this transaction was performed so that the liquidity of group insurance asset would be maintained.

Securities without readily obtainable fair value held by the Company as of March 31, 2006 are summarized as follows:

	Carrying amount	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Available-for-sale securities:		
Unlisted stocks (excluding over-the-counter stocks)	¥ 31,138	$ 265,073
Foreign securities/other securities	246,763	2,100,649
Other securities	19,590	166,773
Total	¥297,492	$2,532,497

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2006, by contractual maturity date, is as follows:

	Due in one year or less	Dues after one year through five years	Due after five years through ten years	Due after ten years
		(Millions of yen)		
Government bonds	¥278,337	¥ 270,059	¥ 281,477	¥ 382,959
Municipal bonds	120,796	758,227	595,588	26,821
Corporate bonds	132,675	1,106,904	780,608	483,113
Foreign bonds	72,379	432,431	276,571	137,207
Other foreign securities	1,308	26,390	49,405	52,229
Other securities	213,333	21,280	18,910	132,024
Total	¥818,832	¥2,615,294	¥2,002,562	¥1,214,354

19. Investments in Securities (continued)

(2) As of March 31, 2006 (continued)

	Due in one year or less	Dues after one year through five years	Due after five years through ten years	Due after ten years
		(Thousands of U.S. dollars)		
Government bonds	$2,369,436	$ 2,298,969	$ 2,396,164	$ 3,260,061
Municipal bonds	1,028,320	6,454,648	5,070,133	228,322
Corporate bonds	1,129,444	9,422,868	6,645,169	4,112,654
Foreign bonds	616,156	3,681,205	2,354,402	1,168,018
Other foreign securities	11,140	224,659	420,580	444,618
Other securities	1,816,068	181,158	160,984	1,123,895
Total	$6,970,566	$22,263,509	$17,047,433	$10,337,570

20. Investment in Monetary Trusts

(1) As of March 31, 2005

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2005 are summarized as follows:

Carrying amount	Valuation difference charged to earnings
(Millions of yen)	
¥7,036	¥(6,870)

There are no monetary trusts for held-to-maturity or policy-reserve-matching purposes as of March 31, 2005.

Monetary trusts other than investment, held-to-maturity and policy-reserve-matching purpose as of March 31, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Monetary trusts	¥78,034	¥83,077	¥5,042

Note 1: In addition to the monetary trusts above, investments in short term monetary trusts amounting to ¥80,000 million and joint monetary trusts amounting to ¥51,750 million are stated at acquisition cost on the balance sheet as of March 31, 2005.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity, and policy-reserve-matching as of March 31, 2005 of ¥615 million were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2005 decreased from the acquisition cost by 30% or more.

20. Investment in Monetary Trusts (continued)

(2) As of March 31, 2006

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2006 are summarized as follows:

Carrying amount	Valuation difference charged to earnings
(Millions of yen)	
¥7,748	¥(4,406)

Carrying amount	Valuation difference charged to earnings
(Thousands of U.S. dollars)	
$65,958	$(37,512)

There are no monetary trusts for held-to-maturity or policy-reserve-matching purposes as of March 31, 2006.

Monetary trusts other than investment, held-to-maturity and policy-reserve-matching purpose as of March 31, 2006 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Monetary trusts	¥160,634	¥198,374	¥37,740

	Acquisition cost	Carrying amount	Difference
		(Thousands of U.S. dollars)	
Monetary trusts	$1,367,447	$1,688,724	$321,277

Note 1: In addition to the monetary trusts above, joint monetary trusts amounting to ¥44,350 million (U.S.$377,543 thousand) are stated at acquisition cost on the balance sheet as of March 31, 2006.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity, and policy-reserve-matching as of March 31, 2006 of ¥21 million (U.S.$187 thousand) were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2006 decreased from the acquisition cost by 30% or more.

21. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates and stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal guidelines such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. All dealing functions, such as the front, back and middle offices, are completely separated into different departments. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

The Company uses derivative financial instruments for the purpose of complementing risk hedges, which are linked with cash product assets. Accordingly, the Company does not transact speculative trades.

Taiyo Life focuses on the stable investment management of assets and leverages risks linking hedge purposes with holding cash product assets. Daito Life focuses on efficient investment management of assets and complementing trades of cash product assets. Daido Life uses derivative financial instruments where trades are limited for the above policy.

In order to minimize the risks of minimum death guaranty and guaranteed minimum living benefit for individual variable annuities. T&D Financial Life, uses derivative trades in Monetary Trusts for hedge purposes against increasing risks due to falling prices related to the subjected cash product assets in separate accounts.

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2005 and 2006. Notional amounts do not represent exposure to credit loss.

21. Derivative Financial Instruments (continued)

	As of March 31, 2005			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	¥117,288	¥ 97,635	¥ 3,795	¥ 3,795
Interest rate swap (fixed interest pay)	142,382	2,600	(1,575)	(1,575)
Foreign exchange contracts sold	–	805,459	825,882	(20,423)
Foreign exchange contracts bought	–	140	140	0
Bond futures contracts sold	–	34,385	34,852	(467)
Stock index futures bought	–	29,977	30,126	148
Stock index options bought (put)	–	79,993	1,561	(1,607)
Total valuation gains, net				¥(20,129)

	As of March 31, 2006			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	¥123,240	¥ 15,046	¥ (2,083)	¥(2,083)
Interest rate swap (fixed interest pay)	139,782	2,600	3,309	3,309
Foreign exchange contracts sold	–	684,568	692,495	(7,927)
Foreign exchange contracts bought	–	156	156	(0)
Bond futures contracts sold	–	27,233	26,958	274
Stock index futures bought	–	26,375	28,417	(2,041)
Stock index options bought (put)	–	19,996	340	(986)
Total valuation gains, net				¥(9,454)

	As of March 31, 2006			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Thousands of U.S. dollars)			
Interest rate swap (fixed interest receipt)	$1,049,119	$ 128,086	$ (17,732)	$(17,732)
Interest rate swap (fixed interest pay)	1,189,937	22,133	28,173	28,173
Foreign exchange contracts sold	-	5,827,602	5,895,085	(67,482)
Foreign exchange contracts bought	-	1,331	1,330	(1)
Bond futures contracts sold	-	231,834	229,496	2,338
Stock index futures bought	-	224,528	241,911	(17,382)
Stock index options bought (put)	–	170,222	2,896	(8,397)
Total valuation gains, net				$(80,483)

Note 1: The transactions that apply deferral hedge and fair value hedge accounting including special treatment for interest rate swaps are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying balance sheet are excluded above.

21. Derivative Financial Instruments (continued)

T&D Financial Life uses Monetary Trusts to execute derivatives trades. The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2005 and 2006.

	As of March 31, 2005			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Currency options bought (put)	¥22,328	¥2,322		
Options	(2,585)	(21)	¥(2,578)	¥(28)
Currency options bought (put) in USD	12,528	1,261		
Options	(1,564)	(14)	(1,669)	91
Currency options bought (put) in EUR	9,800	1,061		
Options	(1,021)	(8)	(909)	(120)
Stock index options bought (put)	31,128	3,176		
Options	(2,443)	(16)	(2,538)	78
Total valuation gains, net				¥ 49

	As of March 31, 2006			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Currency options bought (put)	¥26,945	¥2,455		
Options	(3,393)	(53)	¥(1,918)	¥(1,528)
Currency options bought (put) in USD	15,536	1,429		
Options	(2,125)	(33)	(1,203)	(955)
Currency options bought (put) in EUR	11,408	1,026		
Options	(1,267)	(19)	(714)	(572)
Stock index options bought (put)	59,531	4,409		
Options	(6,908)	(105)	(4,185)	(2,828)
Total valuation gains, net				¥(4,356)

	As of March 31, 2006			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Thousands of U.S. dollars)			
Currency options bought (put)	$229,382	$20,904		
Options	28,885	452	$16,329	$(13,009)
Currency options bought (put) in USD	132,262	12,165		
Options	18,092	288	10,246	(8,135)
Currency options bought (put) in EUR	97,119	8,738		
Options	10,793	164	6,083	(4,873)
Stock index options bought (put)	506,777	37,534		
Options	58,811	898	35,630	(24,079)
Total valuation gains, net				$(37,088)

Note 1: The transactions that apply deferral hedge and fair value hedge accounting including special treatment for interest rate swaps are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying balance sheet are excluded above.

22. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	Year ended March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Service cost	¥5,617	¥5,752	$48,968
Interest cost	2,508	2,567	21,854
Expected return on assets	(167)	(332)	(2,827)
Amortization of unrecognized net actuarial loss	688	480	4,087
Amortization of unrecognized net obligation at translation	1,106	–	–
Net periodic pension cost	9,753	8,467	72,082
Other	144	149	1,273
Total pension cost	¥9,898	¥8,617	$73,355

Assumptions used in accounting for the plans were as follows:

	Year ended March 31,	
	2005	2005
Discount rate	2.0% - 2.3%	1.9% - 2.3%
Expected long-term rate of return on assets	1.0% - 1.25%	1.25% - 2.6%

The plans' funded status as of March 31, 2005 and 2006 is summarized below:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Projected benefit obligation	¥127,079	¥127,369	$1,084,271
Plan assets	(16,162)	(18,986)	(161,627)
Reserve for employees' retirement benefits	¥110,917	¥108,382	$ 922,643

23. Per Share Information

Net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended March 31, 2005 and 2006 were ¥155.41 and ¥146.19 (U.S. $1.24), respectively. Net assets per share calculated based on the number of shares of common stock outstanding as of March 31, 2005 and 2006 were ¥2,410.76 and ¥4,384.93 (U.S.$37.32), respectively.

Summary of the net income per share computations is as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	¥37,131	¥35,545	$302,590
Bonuses to directors and corporate auditors	(225)	(216)	(1,842)
Net income available to common stockholders	¥36,906	¥35,328	$300,748
	(Shares)		
Weighted average common shares outstanding	237,486,517	241,664,575	

24. Subsequent Events

There were no applicable subsequent events in 2005 and 2006.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the Fiscal Year 2005 ended March 31, 2006)

May 17, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 17, 2006
Date of Ordinary General Meeting of Shareholders: June 28, 2006
Projected Starting Date of Dividend Distribution: June 29, 2006
Interim Dividends: Applicable
Application of Share Unit System: Yes (50 shares for a unit)

1. Non-Consolidated Operating Results for the Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous year of the year ended March 31, 2005. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
FY2005 ended March 31, 2006	¥13,643 million	(47.6)	¥11,216 million	(51.5)	¥10,994 million	(50.8)

	Net Income	% change	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2005 ended March 31, 2006	¥10,930 million	(51.4)	¥45.07	-	1.9%	1.8%	80.6%
FY2004 ended March 31, 2005	¥22,493 million	-	¥92.99	-	4.1%	3.9%	85.9%

Notes:

1. *Average number of outstanding shares during the year (consolidated): for the fiscal year ended March 31, 2006: 241,664,575; for the fiscal year ended March 31, 2005: 241,481,037*
2. *Changes in method of accounting: Applicable*
3. *% changes for operating income, operating profit, ordinary profit, and net income are presented in comparison with the previous fiscal year.*

(2) Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-End			
As of March 31, 2006	¥55.00	-	¥55.00	¥13,544 million	122.0%	2.3%
As of March 31, 2005	¥45.00	-	¥45.00	¥10,865 million	48.4%	2.0%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2006	¥619,277 million	¥591,698 million	95.5%	¥2,402.47
As of March 31, 2005	¥575,331 million	¥554,619 million	96.4%	¥2,296.77

Notes:

1. *Number of outstanding shares at the end of the year: as of March 31, 2006: 246,271,247; as of March 31, 2005: 241,461,460*
2. *Number of treasury stock at the end of the year: as of March 31, 2006: 58,753; as of March 31, 2005: 38,540*

2. Non-Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Half-Year ending Sep. 30, 2006	¥15,000 million	¥13,000 million	¥13,000 million	-	-	-
Year ending March 31, 2007	¥16,000 million	¥13,000 million	¥13,000 million	-	¥55.00	¥55.00

Note: Projected net income per share for the year ending March 31, 2007 is ¥52.79.

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

I. Unaudited Non-Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2005		2006		Increase (decrease)	2006
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Assets:						
Current assets:						
Cash and deposits	¥ 10,549		¥ 19,056		¥ 8,507	$ 162,226
Prepaid expenses	21		23		1	197
Deferred tax assets	68		99		31	851
Accounts receivable	7,340		27,086		19,745	230,579
Income tax refundable receivable	17,932		–		(17,932)	
Other current assets	0		0		0	1
Total current assets	35,912	6.2	46,266	7.5	10,353	393,856
Fixed assets:						
Tangible fixed assets:						
Buildings	123		67		(55)	576
Machinery and equipment	0		0		0	4
Total tangible fixed assets	123	0.0	68	0.0	(55)	580
Intangible fixed assets:						
Trademark	3		3		0	27
Software	3		2		0	19
Total Intangible fixed assets	6	0.0	5	0.0	(1)	46
Investments and other assets:						
Investments in subsidiaries	539,066		571,066		32,000	4,861,378
Deferred tax assets	55		65		9	557
Deposit for rent	167		1,805		1,638	15,372
Total investments and other assets	539,289	93.8	572,937	92.5	33,648	4,877,308
Total fixed assets	539,419	93.8	572,937	92.5	33,648	4,877,308
Total assets	¥ 575,331	100.0	¥ 619,277	100.0	¥ 43,945	$5,271,792
Liabilities:						
Current liabilities:						
Accounts payable	¥ 20,380		¥ 9,129		¥ (11,251)	$ 77,717
Accrued expenses	93		95		2	816
Income tax payable	78		16,614		16,536	141,439
Consumption tax payable	56		29		(26)	250
Deposits received	4		4		0	36
Total current liabilities	20,613	3.6	25,873	4.2	5,260	220,260
Fixed liabilities:						
Reserve for directors' and corporate auditors' retirement benefits	99		160		60	1,362
Deposits received	–		1,545		1,545	13,153
Total fixed liabilities	99	0.0	1,705	0.3	1,606	14,516
Total liabilities	20,712	3.6	27,579	4.5	6,866	234,776
Stockholders' equity:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	100,000	17.4	118,595	19.2	18,595	1,009,581
Capital surplus:						
Additional paid-in capital	432,316		450,903		18,587	3,838,459
Gains on sale of treasury stock	–		1		1	12
Total capital surplus	432,316	75.1	450,905	72.8	18,589	3,838,472
Retained earnings	22,493	3.9	22,520	3.6	27	191,710
Treasury stock – 58,753 shares	(190)	(0.0)	(322)	(0.1)	(132)	(2,747)
Total stockholders' equity	554,619	96.4	591,698	95.5	37,079	5,037,016
Total liabilities and stockholders' equity	¥ 575,331	100.0	¥ 619,277	100.0	¥ 43,945	$5,271,792

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2005		2006		Increase (decrease)	2006
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Operating income:						
Dividends on Investments in subsidiaries	¥ 23,050		¥ 10,867		¥(12,183)	$ 92,512
Fees and commissions received from subsidiaries	2,966		2,776		(189)	23,634
Total operating income	26,016	100.0	13,643	100.0	(12,372)	116,147
Operating expenses:						
General and administrative expenses	2,872	11.0	2,427	17.8	(445)	20,662
Operating profit	23,144	89.0	11,216	82.2	(11,927)	95,485
Non-operating income:						
Interest income	0		0		0	7
Fees and commissions received	17		–		(17)	–
Interest on tax refund	–		12		12	110
Fee income	–		3		3	29
Other income	0		0		0	4
Total non-operating income	18	0.1	17	0.1	(0)	152
Non-operating expenses:						
Interest expense	10		–		(10)	–
Amortization for organization costs	700		–		(700)	–
Stock offering expense	114		–		(114)	–
Amortization for stock issuance costs	–		239		239	2,042
Total non-operating expenses	825	3.2	239	1.8	(585)	2,042
Ordinary profit	22,337	85.9	10,994	80.6	(11,342)	93,596
Income before income taxes	22,337	85.9	10,994	80.6	(11,342)	93,596
Income taxes:						0
Current	(31)	(0.1)	105	0.8	136	896
Deferred	(124)	(0.5)	(41)	(0.3)	82	(352)
Net income	22,493	86.5	10,930	80.1	(11,562)	93,052
Unappropriated retained earnings at beginning of year	–		11,589		11,589	98,658
Unappropriated retained earnings at end of year	¥ 22,493		¥ 22,520		¥ 27	$ 191,710

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Surplus

Years ended March 31,	2005	2006	Increase (decrease)	2006
		(Millions of yen)		(Thousands of U.S. dollars)
Unappropriated retained earnings at end of year	¥ 22,493	¥ 22,520	¥ 27	$ 191,710
Appropriation retained earnings:				
Dividends to shareholders (cash dividends per share: ¥45 in 2005, ¥55 in 2006)	10,865	13,544	2,679	115,305
Bonus to directors	28	28	0	244
Bonus to corporate auditors	9	10	1	89
Total appropriation of retained earnings	10,903	13,584	2,680	115,639
Unappropriated retained earnings carried forward	¥ 11,589	¥ 8,936	¥ (2,653)	$ 76,071

See notes to unaudited non-consolidated financial statements.

Notes to Unaudited Non-Consolidated Financial Statements

March 31, 2006

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated financial statements are compiled from the financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the non-consolidated financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Valuation of securities

Investments in subsidiaries that do not have readily determinable fair values are valued at cost determined by the moving average method.

1. Summary of Significant Accounting Policies (continued)

(c) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the fiscal year ended March 31, 2006, the Company provided the estimated annual provision.

(d) Income taxes

The Company files a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income recognized for income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and income tax purposes using the statutory tax rate.

(e) Fixed assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	8 to 50 years
Equipment	5 to 6 years

Depreciation of intangible assets is computed by the straight-line method. The Company's internal use software is depreciated based on estimated useful lives (five years).

(f) Stock issuance costs

The stock issuance costs are charged to operating expenses as incurred.

1. Summary of Significant Accounting Policies (continued)

(g) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to be accounted for as operating lease transactions.

The Company treats all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred.

(h) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net amount of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(i) Impairment of fixed assets

Effective the year ended March 31, 2006, the Company adopted the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Impairment of Fixed Assets," issued by Accounting Standard Board of Japan. There were no effects on income this change for the year ended March 31, 2006.

2. Accumulated Depreciation of Tangible Assets

Accumulated depreciation of tangible assets as of March 31, 2006 was ¥66 million (U.S.$569 thousand).

3. Assets in Subsidiaries

Assets in subsidiaries as of March 31, 2006 amounted to ¥27,085 million (U.S.$230,572 thousand) and were included in accounts receivable.

4. Liabilities in Subsidiaries

Liabilities in subsidiaries as of March 31, 2006 amounted to ¥8,407 million (U.S.$71,573 thousand) included in accounts payable.

5. Stocks

The Company has 966,000,000, 246,330,000 and 58,753 shares of stock authorized, issued and in treasury, respectively, at March 31, 2006.

The details of increase in issued shares for the year ended March 31, 2006 were as follows:

(a) The issuance of new shares for capital increase through public offering on March 14, 2006

		(Thousands of U.S. dollars)
Number of new shares issued	4,200,000 shares	–
Offer price	¥8,026 per share	–
Issue price	¥7,698.40 per share	–
The amount classified as stated capital	¥16,170,000,000 (¥3,850 per share)	$137,652

(b) The issuance of new shares for capital increase through third party allotment on March 28, 2006

		(Thousands of U.S. dollars)
Number of new shares issued	630,000 shares	–
Issue price	¥7,698.40 per share	–
The amount classified as stated capital	¥2,425,500,000 (¥3,850 per share)	$20,647

6. Transaction with Subsidiaries

	(Millions of yen)	(Thousands of U.S. dollars)
Dividends from subsidiaries	¥10,867	$92,512
Fees and commissions received from subsidiaries	2,776	23,634

7. General and Administrative Expenses

The main components of general and administrative expenses for the year ended March 31, 2006 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Remuneration for directors and corporate auditors	¥151	$1,289
Salaries	470	4,005
Bonuses	203	1,734
Reserve for directors' and corporate auditors' retirement benefits	78	669
Depreciation expense	58	497
Rent for land, buildings, equipment	201	1,711
Commissions	429	3,654
Service cost	169	1,438

8. Leases

Information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, and obligations under finance leases (i.e., depreciation expense and interest expense of finance leases), which is required under Japanese accounting standards for leases for the year ended March 31, 2005 and 2006 are summarized as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Equipment:			
Acquisition cost	¥28	¥32	$ 274
Accumulated depreciation	(5)	(13)	(112)
Net carrying value	¥23	¥ 18	$ 161

Obligations under finance leases as of March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥6	¥7	$ 64
Due after one year	18	12	102
Total	¥25	¥19	$167

Total payments for non-ownership-transfer finance leases for the year ended March 31, 2005 and 2006 were ¥6 million and ¥8 million (U.S.$69 thousand), respectively.

8. Leases (continued)

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the year ended March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation	¥5	¥7	$63
Imputed interest cost	0	1	8

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2005 and 2006 were as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥3	¥2	$24
Due after one year	2	–	–
Total	¥5	¥2	$24

9. Investments in Subsidiaries

There are no investments in subsidiaries that have readily determinable fair values in 2005 and 2006.

10. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 40.7 percent. The effective tax rate for the year ended March 31, 2006 differs from the normal statutory rate for the following reasons:

Statutory tax rate	40.7%
Dividend excluded from gross revenue	(40.2)
Other	0.1
Effective tax rate	0.6%

10. Income Taxes (continued)

Significant components of deferred tax assets of the Company and its consolidated subsidiaries as of March 31, 2006 are summarized below:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Deferred tax assets:		
Reserve for directors' and corporate auditors' retirement benefits	¥ 65	$ 554
Reserve for employees' bonuses	33	284
Enterprise tax payable	41	353
Other	25	216
Total deferred tax assets	165	1,408
Net deferred tax asset	¥165	$1,408

11. Per Share Information

Net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended March 31, 2005 and 2006 were ¥92.99 and ¥45.07 (U.S. $0.38), respectively. Net assets per share calculated based on the number of shares of common stock outstanding as of March 31, 2005 and 2006 were ¥2,296.77 and ¥2,402.47 (U.S. $20.45), respectively.

Summary of the net income per share computations is as follows:

	As of March 31,		
	2005	2006	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	¥22,493	¥10,930	$93,052
Bonuses to directors and corporate auditors	(38)	(39)	(334)
Net income available to common stockholders	¥22,455	¥10,891	$92,717
	(Shares)		
Weighted average common shares outstanding	241,481,037	241,664,575	

12. Subsequent Events

There were no applicable subsequent events in 2005 and 2006.

II. Change in Directors

The Board of Directors of T&D Holdings passed a resolution changing in directors and auditors as follows:

1. Change in Director

New Position	Name	Current Position
Director	Katsuro Oishi	Representative Director and President of Taiyo Life Insurance Company
Director	Haruo Kuramochi	Representative Director and President of Daido Life Insurance Company

Effective as of June 28, 2006 subject to the approval of the General Meeting of Shareholders

2. Change in Auditor

New Position	Name	Current Position
Alternate Corporate Auditor	Shigetake Ogata	Corporate Auditor of Taiyo Life Insurance Company

Effective as of June 28, 2006 subject to the approval of the General Meeting of Shareholders

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Fiscal Year Ended March 31, 2006

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Fiscal Year Ended March 31, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New Policy Amount	7,293.8	(3.3%)	2,838.3	(1.8%)	4,292.7	(1.4%)	162.7	(45.7%)
Surrender and Lapse Amount	5,102.7	4.7%	1,644.0	15.4%	3,040.0	0.4%	418.6	(1.5%)
Surrender and Lapse Rate	-	-	9.69%	0.83point	7.66%	(0.04point)	14.37%	0.81point
Policy Amount in Force	60,265.0	1.2%	17,591.5	3.7%	40,008.0	0.8%	2,665.4	(8.5%)
Annualized Premiums of New Policies	137.6	0.7%	41.7	(10.1%)	82.8	1.1%	13.0	56.9%
3rd Sector Products	18.4	(5.8%)	14.2	1.0%	3.9	3.4%	0.2	(82.7%)
Annualized Premiums of Total Policies	1,454.0	(1.1%)	695.1	(5.0%)	684.7	2.1%	74.1	8.5%
3rd Sector Products	177.8	0.3%	109.4	3.2%	60.6	(1.7%)	7.7	(18.3%)

Notes:
1. New policy amount includes increase from conversion.
2. % Change is presented in comparison with the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations

(Billions of yen)

Fiscal Year Ended March 31, 2006	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary Revenues	2,444.2	5.5%	1,076.4	(5.7%)	1,062.4	0.3%	312.3	108.0%
Income from Insurance Premiums and Others	1,902.3	5.7%	823.0	4.4%	871.1	(1.5%)	208.1	65.2%
Investment Income	465.6	38.5%	198.0	11.4%	180.6	23.2%	92.2	601.0%
Ordinary Expenses	2,307.4	4.5%	1,029.4	(7.7%)	963.0	(0.0%)	324.6	99.0%
Insurance Claims and Other Payments	1,746.0	(4.4%)	857.0	(8.0%)	791.8	(1.6%)	97.1	8.9%
Investment Expenses	103.1	12.1%	54.8	(8.5%)	46.6	41.9%	5.2	1,175.2%
Ordinary Profit (Loss)	136.8	25.7%	46.9	80.2%	99.4	3.8%	(12.2)	-
Extraordinary Gains	1.8	(55.2%)	0.4	(94.3%)	0.9	(89.0%)	0.0	(69.5%)
Extraordinary Losses	39.3	143.8%	19.8	156.3%	16.5	116.8%	2.6	311.6%
Provision for Reserve for Policyholder Dividends	44.4	(1.1%)	15.9	18.7%	27.3	(10.6%)	1.2	22.7%
Income before Income Taxes	54.9	5.8%	11.5	(3.1%)	56.5	(14.8%)	(16.1)	-
Income Taxes	19.2	31.2%	5.2	10.3%	17.4	(47.3%)	(4.7)	-
Net Income (Loss)	35.5	(4.3%)	6.3	(12.0%)	39.0	17.4%	(11.4)	-

Notes:
1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.
2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators

(Billions of yen)

Fiscal Year Ended March 31, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core Profit	127.2	(2.0%)	38.1	12.9%	96.1	(6.4%)	(7.0)	-
Amount of Negative Spread	72.2	9.6	38.5	(0.6)	29.3	9.9	4.3	0.3

As of March 31, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency Margin Ratio	-	-	1,045.2%	179.5point	1,254.4%	217.2point	1,911.8%	1,190.1point
Adjusted Net Assets	1,884.4	709.4	757.5	293.3	1,062.3	392.7	64.5	23.3
Unrealized Gains/ Losses on Securities	1,053.0	598.2	466.6	279.5	587.7	323.1	(1.3)	(4.4)
Domestic Bonds	(12.4)	(138.1)	(23.2)	(60.1)	13.5	(71.5)	(2.6)	(6.4)
Domestic Stocks	747.2	497.0	448.8	326.4	298.1	170.4	0.2	0.2
Foreign Securities	33.1	(2.3)	24.5	1.5	8.5	(4.6)	0.0	0.7
Other Securities	250.9	213.0	19.0	14.8	230.9	197.3	1.0	0.9
Monetary trusts	37.7	32.6	-	-	37.7	32.6	-	-
Unrealized Gains/ Losses on Real Estate	(9.6)	12.8	(4.6)	7.2	(4.9)	5.6	-	-

Notes:
1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.
2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the posted price and the appraisal price.
3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

1. T&D Holdings

The followings are the T&D Holdings' forecasts for the year ending March 31, 2007.

(1) Consolidated

(Billions of yen)

	Year Ended March 31, 2006	Forecast for the Year Ending March 31, 2007	Percentage of Change (%)
Ordinary Revenues	2,444.2	2,280	(6.7%)
Ordinary Profit	136.8	105	(23.2%)
Net Income	35.5	26	(26.8%)

(2) Non-Consolidated

(Billions of yen)

	Year Ended March 31, 2006	Forecast for the Year Ending March 31, 2007	Percentage of Change (%)
Operating Income	13.6	16	17.6%
Ordinary Profit	10.9	13	19.3%
Net Income	10.9	13	19.3%

Projected annual dividend per share for the year ending March 31, 2007 is 55.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance company's forecasts for the year ending March 31, 2007.

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	940	1,010	310
% change	(12.7%)	(4.9%)	(0.7%)
Ordinary Profit	30	86	(14)
% change	(36.0%)	(13.5%)	14.8%
Net Income	4	32	(12)
% change	(36.5%)	(17.9%)	5.3%

Note: "% Change" represents the change from the year ended March 31, 2006.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	118	38	88	(8)
% change	(7.2%)	(0.3%)	(8.4%)	14.3%
Income from Insurance Premiums and Others	1,940	770	880	290
% change	2.0%	(6.4%)	1.0%	39.4%
Negative Spread	73	37	32	4
% change	1.1%	(3.9%)	9.2%	(7.0%)
New Policy Amount	7,670	3,000	4,430	240
% change	5.2%	5.7%	3.2%	47.4%
Policy Amount in Force	61,230	18,480	40,380	2,370
% change	1.6%	5.1%	0.9%	(11.1%)
Surrender and Lapse Rate	-	9.5%	7.7%	12.7%
change		(0.19 points)	Level-off	(1.67 points)

Notes:

1. "% Change" represents the change from the year ended March 31, 2006.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2006)

May 17, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for **Taiyo Life Insurance Company**)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 17, 2006
Date of Ordinary General Meeting of Shareholders: June 26, 2006
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues		Ordinary Profit				Net Income	
		% change		% change	Core Profit	% change		% change
FY2005 ended March 31, 2006	¥1,076,418 million	(5.7)	¥46,954 million	80.2	¥38,199 million	12.9	¥6,319 million	(12.0)

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
Year ended March 31, 2006	¥4,185.08	-	2.0%	0.7%	4.4%
Year ended March 31, 2005	¥4,762.51	-	3.2%	0.4%	2.3%

Notes:

1. *Average number of outstanding shares during the year: for the fiscal year ended March 31, 2006: 1,500,000 ; for the fiscal year ended March 31, 2005: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
3. *Changes in method of accounting: Applicable Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year Ended March 31, 2006"*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share			Dividends paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-End			
Year ended March 31, 2006	¥3,054.00	-	¥3,054.00	¥4,581 million	73.0%	1.1%
Year ended March 31, 2005	¥3,211.00	¥1,726.00	¥1,485.00	¥4,816 million	67.4%	2.2%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2006	¥6,591,994 million	¥418,573 million	6.3%	¥279,020.59
As of March 31, 2005	¥6,276,553 million	¥219,789 million	3.5%	¥146,502.00

Notes:

1. *Number of outstanding shares at the end of the year: as of March 31, 2006: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the year: None*

2. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2007"* section in this material *"Financial Summary for the Fiscal Year Ended March 31, 2006"*.

Taiyo Life Unaudited Non-Consolidated Balance Sheet

(Millions of yen)

As of March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Assets:					
Cash and deposits	23,545	0.4	46,468	0.7	22,923
Cash	1,178		1,060		(118)
Deposit	22,366		45,407		23,041
Call loans	150,631	2.4	112,534	1.7	(38,097)
Monetary claims purchased	83,342	1.3	124,358	1.9	41,016
Monetary trusts	50	0.0	50	0.0	-
Securities	4,080,504	65.0	4,556,859	69.1	476,354
Government bonds	739,846		721,570		(18,276)
Municipal bonds	493,338		542,817		49,478
Corporate bonds	1,339,415		1,408,631		69,216
Domestic stocks	549,406		936,417		387,011
Foreign securities	842,221		865,375		23,153
Other securities	116,275		82,047		(34,228)
Loans	1,699,167	27.1	1,535,833	23.3	(163,333)
Policy loans	113,965		109,118		(4,847)
Commercial loans	1,585,201		1,426,715		(158,485)
Property and equipment	176,564	2.8	168,936	2.6	(7,628)
Land	103,597		100,866		(2,730)
Buildings	72,478		67,611		(4,867)
Equipment	487		455		(32)
Construction in progress	0		2		1
Due from reinsurers	7	0.0	11	0.0	4
Other assets	59,352	0.9	48,621	0.7	(10,731)
Accounts receivable	11,127		3,468		(7,658)
Prepaid expenses	711		671		(40)
Accrued income	29,175		27,110		(2,065)
Deposit for rent	296		855		559
Derivatives	3,793		1,223		(2,569)
Deferred valuation losses on hedge	294		846		551
Suspense payable	520		1,708		1,187
Other assets	13,433		12,737		(696)
Deferred tax assets	3,349	0.1	-	-	(3,349)
Deferred tax assets on land revaluation	2,868	0.0	-	-	(2,868)
Reserve for possible loan losses	(2,828)	(0.0)	(1,680)	(0.0)	1,148
Total assets	6,276,553	100.0	6,591,994	100.0	315,440

(Millions of yen)

As of March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Liabilities:					
Policy reserves	5,919,054	94.3	5,899,100	89.5	(19,954)
Reserve for outstanding claims	20,682		20,477		(205)
Policy reserve	5,829,377		5,811,130		(18,246)
Reserve for policyholder dividends	68,993		67,491		(1,502)
Due to reinsurers	42	0.0	41	0.0	(1)
Subordinated bonds	20,000	0.3	20,000	0.3	-
Other liabilities	73,036	1.2	71,139	1.1	(1,897)
Subordinated payable	35,000		35,000		-
Income taxes payable	108		716		608
Accounts payable	2,395		9,018		6,623
Accrued expenses	9,972		10,060		88
Unearned income	600		585		(15)
Deposits received	507		519		12
Guarantee deposits	6,403		6,268		(135)
Derivatives	14,782		7,446		(7,336)
Deferred valuation gains on hedge	1,784		219		(1,565)
Suspense receipt	1,480		1,301		(178)
Other liabilities	3		3		-
Reserve for employees' retirement benefits	33,763	0.5	32,527	0.5	(1,235)
Reserve for directors' and corporate auditors' retirement benefits	1,066	0.0	1,250	0.0	183
Reserve for price fluctuations	9,801	0.2	26,059	0.4	16,258
Deferred tax liabilities	-	-	111,807	1.7	111,807
Deferred tax liabilities on land revaluation	-	-	11,494	0.2	11,494
Total liabilities	6,056,764	96.5	6,173,421	93.7	116,656
Stockholder's equity:					
Common stock	37,500	0.6	37,500	0.6	-
Capital surplus	37,500	0.6	37,500	0.6	-
Retained earnings	71,412	1.1	76,314	1.2	4,902
Appropriated retained earnings	40,654		40,639		(14)
Provision for advanced depreciation on real estate	654		639		(14)
General reserve	40,000		40,000		-
Unappropriated retained earnings	30,758		35,674		4,916
Land revaluation	(32,037)	(0.5)	(47,724)	(0.7)	(15,686)
Net unrealized gains on securities	105,414	1.7	314,983	4.8	209,568
Total Stockholder's equity	219,789	3.5	418,573	6.3	198,784
Total liabilities and stockholder's equity	6,276,553	100.0	6,591,994	100.0	315,440

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

Years ended March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Ordinary revenues	1,141,857	100.0	1,076,418	100.0	(65,438)
Income from insurance premiums	788,174		823,011		34,836
Insurance premiums	788,108		822,946		34,838
Ceded reinsurance recoveries	66		64		(1)
Investment income	177,784		198,089		20,304
Interest, dividends and income from real estate for rent	131,012		126,092		(4,920)
Interest income from deposits	4		2		(2)
Interest income and dividends from securities	81,262		83,751		2,489
Interest income from loans	41,620		33,677		(7,942)
Interest from real estate for rent	7,496		7,348		(147)
Other income from interest and dividends	628		1,311		682
Gains from monetary trust, net	466		-		(466)
Gains on sale of securities	45,284		70,593		25,308
Foreign exchange gains, net	98		-		(98)
Other investment income	686		213		(472)
Gains on separate accounts, net	235		1,189		953
Other ordinary income	175,898		55,318		(120,579)
Income related to withheld insurance claims and other payments for future annuity payments	489		363		(126)
Income due to withheld insurance payments	37,108		33,467		(3,641)
Reversal of reserve for outstanding claims	141		205		63
Reversal of policy reserve	136,569		18,246		(118,322)
Reversal of reserve for employees' retirement benefits	-		1,235		1,235
Other ordinary profit	1,588		1,800		211
Ordinary expenses	1,115,804	97.7	1,029,464	95.6	(86,339)
Insurance claims and other payments	931,372		857,053		(74,319)
Insurance claims	500,665		458,262		(42,403)
Annuity payments	105,123		115,815		10,692
Insurance benefits	115,448		106,390		(9,057)
Surrender payments	150,011		127,283		(22,727)
Other payments	59,864		49,004		(10,859)
Reinsurance premiums	259		295		35
Provision for policy and other reserves	102		88		(13)
Interest portion of reserve for policyholder dividends	102		88		(13)
Investment expenses	59,992		54,893		(5,099)
Interest expenses	1,601		1,624		22
Losses on monetary trust, net	-		0		0
Losses on sales of securities	24,669		25,458		789
Devaluation losses on securities	2,297		269		(2,027)
Losses from derivatives, net	24,790		21,068		(3,721)
Foreign exchange losses, net	-		221		221
Write-off of loans	7		-		(7)
Depreciation of real estate for rent	2,978		2,692		(285)
Other investment expenses	3,647		3,558		(89)
Operating expenses	82,745		82,533		(211)
Other ordinary expenses	41,591		34,895		(6,695)
Payments related to withheld insurance claims	27,076		22,764		(4,312)
Taxes	5,445		5,234		(211)
Depreciation	5,322		5,339		16
Provision for reserve for employees' retirement benefits	2,261		-		(2,261)
Other ordinary losses	1,484		1,557		72
Ordinary profit	26,053	2.3	46,954	4.4	20,901

(Millions of yen)

Years ended March 31,	2005		2006		Increase (decrease)
	Amout	%	Amount	%	
Extraordinary gains	7,035	0.6	402	0.0	(6,633)
Gains on sale of property and equipment	0		117		116
Reversal of reserve for possible loan losses	1,166		270		(895)
Recoveries of bad debts previously written-off	30		14		(15)
Gains on sale of parent company's stocks	5,838		-		(5,838)
Extraordinary losses	7,759	0.7	19,887	1.8	12,127
Losses on sales, disposal and devaluation of property and equipment	5,550		306		(5,244)
Impairment loss	-		3,322		3,322
Provision for reserve for price fluctuations	2,209		16,258		14,049
Provision for reserve for policyholder dividends	13,421	1.2	15,932	1.5	2,511
Income before income taxes	11,908	1.0	11,537	1.1	(371)
Income taxes (current)	(5,473)	(0.5)	8,934	0.8	14,407
Income taxes (deferred)	10,201	0.9	(3,716)	(0.3)	(13,918)
Net income	7,179	0.6	6,319	0.6	(859)
Unappropriated retained earnings at beginning of period	26,414		28,509		2,095
Interim dividend	2,589		-		(2,589)
Transfer from land revaluation	(246)		845		1,092
Unappropriated retained earnings at end of period	30,758		35,674		4,916

File No.82-34783

Supplementary Materials for the Fiscal Year Ended March 31, 2006

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights

2. Indices Concerning Accounting

3. Investment in General Account Assets

1. Insurance Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of March 31, 2005				As of March 31, 2006			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	3,594	92.8	127,065	109.7	3,368	93.7	135,720	106.8
Individual annuities	1,437	95.5	42,597	94.7	1,368	95.2	40,194	94.4
Sub total	5,031	93.6	169,662	105.5	4,736	94.1	175,915	103.7
Group insurance	-	-	106,003	97.1	-	-	104,469	98.6
Group annuities	-	-	7,187	96.5	-	-	7,754	107.9

Notes: 1. The policy amount for individual annuities is equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	335	105.5	29,024	103.8	22,675	6,348
Individual annuities	4	25.0	(114)	-	138	(252)
Sub total	339	101.6	28,910	102.7	22,814	6,095
Group insurance	-	-	275	11.8	275	-
Group annuities	-	-	2	4,562.5	2	-

Category	Year ended March 31, 2006					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	310	92.6	28,615	98.6	23,219	5,395
Individual annuities	3	86.2	(232)	-	126	(358)
Sub total	314	92.5	28,383	98.2	23,345	5,037
Group insurance	-	-	1,298	471.4	1,298	-
Group annuities	-	-	0	21.9	0	-

Notes: 1. The number of new policies includes increase from conversion.

2. The new policy amount n for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

a) Policies in force

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	% Change	Amount	% Change
Individual insurance	517,381	94.0	487,367	94.2
Individual annuities	214,145	96.5	207,775	97.0
Sub total	731,527	94.7	695,143	95.0
3rd sector products, included	106,068	103.1	109,472	103.2

b) New policies

(Millions of Yen, %)

Category	Year ended March 31, 2005		Year ended March 31, 2006	
	Amount	% Change	Amount	% Change
Individual insurance	46,610	97.1	42,386	90.9
Individual annuities	(176)	-	(648)	-
Sub total	46,434	92.8	41,737	89.9
3rd sector products, included	14,114	109.3	14,249	101.0

Notes: 1. The new policies include net increase from conversion

2. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

3. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy amount in force

(100 Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Participating	81,169	47.8	71,093	40.4
Semi-participating	43,091	25.4	42,273	24.0
Non-participating	45,401	26.8	62,548	35.6
Total	169,662	100.0	175,915	100.0

b) New policy amount

(100 Millions of Yen, %)

Category	Year ended March 31, 2005		Year ended March 31, 2006	
	Amount	Percentage	Amount	Percentage
Participating	2	0.0	2	0.0
Semi-participating	3,741	16.4	2,979	12.8
Non-participating	19,070	83.6	20,363	87.2
Total	22,814	100.0	23,345	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.

2. The new policy amount does not include net increase from conversion.

(5) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of Yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Average amount of new policies	7,466	8,234
Average amount in force	3,535	4,029

Note: The average amount of new policies does not include increase from conversion.

(6) New Policy Rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Individual insurance	19.59	18.27
Individual annuities	0.31	0.30
Sub total	14.19	13.76
Group insurance	0.25	1.22

Note: The above figures do not include increase from conversion.

(7) Surrender and Lapse Rate (Surrender and lapse amount / policy amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Individual insurance	11.43	12.29
Individual annuities	2.25	1.94
Sub total	8.86	9.69
Group insurance	0.10	6.28

(8) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2005				Year ended March 31, 2006			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	205	88.7	13,228	110.1	190	92.5	15,613	118.0
Individual annuities	35	64.7	1,012	62.9	28	80.3	826	81.7
Sub total	240	84.2	14,240	104.5	218	90.7	16,440	115.4
Group insurance	-	-	111	29.3	-	-	6,658	5,992.7

(9) Average Insurance Premium of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Average insurance premium	12,907	12,582

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Amount of negative spread	39,170	38,525
Investment yield on core profit	2.17%	2.10%
Average assumed investment yield	2.85%	2.78%
Individual insurance annuities, included	3.08%	3.01%
Policy reserve in general account	5,753,499	5,676,724

Notes:
1. *Method of calculating negative spread:*
   (Investment yield on core profit [2.10%] - Average assumed investment yield [2.78%])
   x Policy reserve in general account [5,676.7 billion yen]
2. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
3. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*
4. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
   Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

Category	Year ended March 31, 2005	Year ended March 31, 2006
Rate based on number of policies	5.88‰	6.31‰
Rate based on policy amount	2.47‰	2.38‰

Notes:
1. *The above figures represent the rates of paid policies against passed policies.*
2. *1‰ (per mille) represents 1/1000.*

2. Indices Concerning Accounting

(1) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of March 31, 2005	As of March 31, 2006
Insurance claims	Death benefits	7,950	7,586
	Accidental death benefits	437	380
	Disability benefits	815	779
	Maturity benefits	508	468
	Others	91	206
	Sub total	9,803	9,420
Annuity payments		353	492
Insurance benefits		5,772	5,635
Surrender payments		4,242	4,458
Deferred insurance benefits		61	77
Total, including others		20,682	20,477

(2) Policy Reserve

(Millions of Yen)

Category			As of March 31, 2005	As of March 31, 2006
Policy reserve (excluding contingency reserve)	Individual insurance		2,491,800	2,424,366
		General Accounts	2,491,077	2,423,660
		Separate Accounts	723	706
	Individual annuities		2,547,586	2,525,028
		General Accounts	2,547,586	2,525,028
		Separate Accounts	-	-
	Group insurance		10,957	11,086
		General Accounts	10,957	11,086
		Separate Accounts	-	-
	Group annuities		718,743	775,481
		General Accounts	718,743	775,481
		Separate Accounts	-	-
	Others		3,864	3,922
		General Accounts	3,864	3,922
		Separate Accounts	-	-
	Sub total		5,772,952	5,739,885
		General Accounts	5,772,229	5,739,179
		Separate Accounts	723	706
Contingency reserve	I		43,871	44,713
	II		12,552	26,520
	III		-	10
	Sub total		56,424	71,244
Total			5,829,377	5,811,130
		General Accounts	5,828,654	5,810,424
		Separate Accounts	723	706

(3) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2005	As of March 31, 2006
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%

Notes: 1. *The calculating methods and the ratios are set for individual insurance and individual annuities. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuities, so these insurance policies are not included.*

2. *The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.*

(4) Policy Reserve by Contract Year

(Millions of Yen, %)

Contract Year	Policy Reserve Amount	Assumed Investment Yield
- FY1980	6,583	4.00 – 5.50
FY1981 - FY1985	380,240	1.00 – 6.00
FY1986 - FY1990	864,379	1.00 – 6.00
FY1991 - FY1995	837,524	1.00 – 5.75
FY1996 - FY2000	1,584,283	1.75 – 2.75
FY2001	339,274	1.50 – 2.00
FY2002	265,866	1.50
FY2003	211,609	1.50
FY2004	189,004	1.50
FY2005	269,922	1.50

Notes: 1. *The policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.*

2. *The assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.*

(5) Other Reserves

(Millions of Yen)

Category		As of March 31, 2005	Increase	Decrease (used for specific purpose)	Decrease (used for other purpose)	As of March 31, 2006
Reserve for possible loan losses		2,828	1,680	877	1,951	1,680
	General reserve	1,752	1,482	-	1,752	1,482
	Specific reserve	1,076	197	877	199	197
Reserve for employees' retirement benefits		33,763	-	-	1,235	32,527
Reserve for directors' and corporate auditors' retirement benefits		1,066	193	9	-	1,250
Reserve for price fluctuations		9,801	16,258	-	-	26,059

Notes: 1. *"Decrease (used for other purpose)" of the general reserve for possible loan losses represents the recast based on the past loan loss ratio of general loan receivables.*

2. *"Decrease (used for other purpose)" of the specific reserve for possible loan losses represents collection and others through repayment.*

(6) Insurance Premium

a) Payment method

(Millions of Yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Individual insurance	545,130	519,100
[Single premiums]	82,369	92,143
[Annual payment]	12,029	11,414
[Semi-annual payment]	1,493	1,343
[Monthly payment]	449,237	414,199
Individual annuities	101,537	90,146
[Single premiums]	4,465	3,201
[Annual payment]	2	0
[Semi-annual payment]	-	-
[Monthly payment]	97,069	86,944
Group insurance	35,800	35,525
Group annuities	104,530	177,017
Total, including others	788,108	822,946

b) Year

(Millions of Yen)

Category		Year ended March 31, 2005	Year ended March 31, 2006
Individual insurance and annuities	First year	120,773	127,351
	Second and subsequent years	525,895	481,895
	Sub total	646,668	609,247
Group insurance	First year	188	219
	Second and subsequent years	35,611	35,305
	Sub total	35,800	35,525
Group annuities	First year	341	1,096
	Second and subsequent years	104,188	175,921
	Sub total	104,530	177,017
Total, including others	First year	121,345	128,713
	Second and subsequent years	666,762	694,232
	Total	788,108	822,946
	% Change	(0.7%)	4.4%

(7) Insurance Claims

(Millions of Yen)

Category	Year ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2006
Death benefits	49,946	27,951	4,129	18,839	-	-	3	50,924
Accidental death benefits	1,373	1,228	-	59	-	-	-	1,288
Disability benefits	2,166	1,077	82	999	-	-	-	2,158
Maturity benefits	447,049	357,276	-	-	46,319	-	-	403,596
Others	128	288	6	-	-	-	0	295
Total	500,665	387,822	4,218	19,898	46,319	-	3	458,262

(8) Annuity Payments

(Millions of Yen)

Year ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2006
105,123	-	101,643	426	13,688	57	-	115,815

(9) Insurance Benefits

(Millions of Yen)

Category	Year ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2006
Death benefits	5,839	972	5,295	3	-	0	-	6,272
Hospitalization benefits	22,541	21,905	270	26	-	-	75	22,277
Operation benefits	10,585	10,036	165	-	-	-	-	10,201
Injury benefits	60	41	-	14	-	-	-	56
Survival benefits	46,374	37,728	-	-	-	112	-	37,841
Others	30,046	68	20	16	29,632	-	1	29,741
Total	115,448	70,753	5,752	61	29,632	113	77	106,390

(10) Surrender Payments

(Millions of Yen)

Year ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2006
150,011	62,058	33,166	61	31,804	192	-	127,283

(11) Operating Expenses

(Millions of Yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Sales Activity Related Expenses	25,937	24,712
In-house sales representative expenses	24,741	23,909
Sales agent expenses	571	270
Underwriting expenses	624	532
Sales Administrative Expenses	7,752	7,563
Administrative / operational expenses	6,052	5,914
Expenses for training of in-house sales representatives	1,622	1,565
Advertising expenses	77	83
General Administrative Expenses	49,055	50,258
Personnel expenses	21,051	21,017
Non-Personnel Expenses	26,238	27,274
[Donation and others]	[21]	[19]
Contributions	677	676
Burden charges	1,088	1,289
Total	82,745	82,533

Notes: 1. *Major non-personnel expenses are system-related costs, shop costs and welfare expenses.*

2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*

3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(12) Operating Expense Ratio (Against insurance premiums)

Year ended March 31, 2005	Year ended March 31, 2006
10.5%	10.0%

3. Investment in General Account Assets

(1) Fiscal Year 2005 Investment

a) Investment performances

Taiyo Life's general account assets as of March 31, 2006 totaled ¥6,585.2 billion, up ¥314.3 billion from the previous fiscal year-end. Of these assets, net unrealized gains on "available-for-sale securities" resulting from application of the fair value accounting increased by ¥327.9 billion from the previous fiscal year-end, to ¥492.9 billion. Out of such net unrealized gains, ¥314.9 billion was added directly to shareholders' equity as net unrealized gains on securities.

In terms of major asset allocation, while decreasing loans by ¥163.3 billion from the previous fiscal year-end, the Company focused on investments to domestic public and corporate bonds to pursue stable income flow. As a result, its outstanding balance increased by ¥114.7 billion *(See Note)* from the previous fiscal year-end. Also, while decreasing foreign bonds considering foreign-exchange rate, the Company made new investments to domestic and foreign stocks.

Note: Increase or decrease in securities is calculated based on the outstanding assets before marking to market.

b) Investment income/ expenses

Investment income of general account assets for fiscal year 2005 increased by ¥19.3 billion from the previous fiscal year, to ¥196.8 billion due to increase of gains on sales of securities.
Investment expenses totaled ¥54.8 billion, down ¥5.0 billion from the previous fiscal year, to due mainly to reductions in losses from derivatives, net.
As a result, net investment income totaled ¥142.0 billion, up ¥24.4 billion from the previous fiscal year.

Net unrealized gains on securities *(See Note)* as a whole were ¥466.6 billion, up ¥279.5 billion from the previous fiscal year-end, since net unrealized gains on domestic stocks increased due mainly to a rise in stock prices.

Note: Net unrealized gains on securities represent those with market value.

(2) Asset Composition

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	174,036	2.8	158,706	2.4
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	83,342	1.3	124,358	1.9
Securities under proprietary accounts	-	-	-	-
Monetary trusts	50	0.0	50	0.0
Securities	4,075,050	65.0	4,550,498	69.1
Domestic bonds	2,570,793	41.0	2,671,153	40.6
Domestic stocks	547,561	8.7	933,993	14.2
Foreign securities	840,419	13.4	863,303	13.1
Foreign bonds	681,037	10.9	619,201	9.4
Foreign stocks and other securities	159,382	2.5	244,102	3.7
Other securities	116,275	1.9	82,047	1.2
Loans	1,699,167	27.1	1,535,833	23.3
Policy loans	113,965	1.8	109,118	1.7
Commercial loans	1,585,201	25.3	1,426,715	21.7
Property and equipment	176,076	2.8	168,480	2.6
Deferred tax assets	3,349	0.1	-	-
Deferred tax assets concerning revaluation	2,868	0.0	-	-
Other assets	59,817	1.0	49,049	0.7
Reserve for possible loan losses	(2,828)	(0.0)	(1,680)	(0.0)
Total	6,270,929	100.0	6,585,297	100.0
Foreign currency denominated assets included	796,806	12.7	793,354	12.0

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash and deposits, call loans	25,446	(15,329)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	28,250	41,016
Securities under proprietary accounts	-	-
Monetary trusts	(30,830)	-
Securities	162,974	475,447
Domestic bonds	154,827	100,360
Domestic stocks	(2,362)	386,431
Foreign securities	(22,382)	22,883
Foreign bonds	(47,228)	(61,836)
Foreign stocks and other securities	24,845	84,720
Other securities	32,891	(34,228)
Loans	(265,394)	(163,333)
Policy loans	(6,116)	(4,847)
Commercial loans	(259,278)	(158,485)
Property and equipment	(10,357)	(7,595)
Deferred tax assets	(5,019)	(3,349)
Deferred tax assets concerning revaluation	1,036	(2,868)
Other assets	(29,772)	(10,767)
Reserve for possible loan losses	1,166	1,148
Total	(122,499)	314,368
Foreign currency denominated assets included	(70,170)	(3,451)

(4) Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interests, dividends and income from real estate for rent	131,012	126,092
Interest income from deposits	4	2
Interest income and dividends from securities	81,262	83,751
Interest income from loans	41,620	33,677
Income from real estate for rent	7,496	7,348
Other income from interest and dividends	628	1,311
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	466	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	45,284	70,593
Gains on sale of domestic bonds	2,069	1,592
Gains on sale of domestic stocks	27,612	46,687
Gains on sale of foreign securities	13,631	19,797
Others	1,971	2,516
Gains on redemption of securities	-	-
Gains from derivatives, net	-	-
Foreign exchange gains, net	98	-
Other investment income	686	213
Total	177,548	196,899

(5) Investment Expenses

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interest expenses	1,601	1,624
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	0
Losses on investments in trading securities, net	-	-
Losses on sale of securities	24,669	25,458
Losses on sale of domestic bonds	4,179	9,689
Losses on sale of domestic stocks	13,319	8,326
Losses on sale of foreign securities	6,993	7,325
Others	177	117
Devaluation losses on securities	2,297	269
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	207	34
Devaluation losses on foreign securities	1,898	-
Others	191	235
Amortization of securities	-	-
Losses from derivatives, net	24,790	21,068
Foreign exchange losses, net	-	221
Provision for reserve for possible loan losses	-	-
Write-offs of loans	7	-
Depreciation of real estate for rent	2,978	2,692
Other investment expenses	3,647	3,558
Total	59,992	54,893

(6) Net Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Total	117,556	142,006

[Reference] Breakdown of gains / losses from derivatives, net (Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interest-rate-related gains / losses	65	297
Currency-related gains / losses	(19,797)	(17,675)
Stock-related gains / losses	(5,058)	(3,690)
Bond-related gains / losses	-	-
Other gains / losses	-	-
Total	(24,790)	(21,068)

(7) Investment Income by Asset Categories

a. Investment Yield

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash, deposits & call loans	0.01	0.01
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.76	1.20
Securities under proprietary accounts	-	-
Monetary trusts	1.85	(0.39)
Domestic bonds	1.41	1.09
Domestic stocks	2.81	7.67
Foreign securities	3.72	4.06
Loans	2.23	2.00
Policy loans	4.39	4.29
Commercial loans	2.08	1.83
Property and equipment	1.57	1.89
Total general accounts	1.89	2.33
Foreign investments and loans receivable included	3.37	3.53

Notes: 1. The yield is calculated with the average daily balance of the book value as the denominator, and the difference the between the profit on asset management and the loss on asset management in recurring earnings as the numerator.
The numerator for the yield of "Shares" and "General accounts" includes "Devaluation losses of trust securities."
2. Foreign investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

b. Average daily balance

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash, deposits & call loans	188,077	129,048
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	68,249	95,960
Securities under proprietary accounts	-	-
Monetary trusts	25,166	50
Domestic bonds	2,425,941	2,621,943
Domestic stocks	428,080	431,700
Foreign securities	834,924	834,229
Loans	1,823,487	1,633,877
Policy loans	116,556	110,691
Commercial loans	1,706,930	1,523,186
Property and equipment	185,276	171,974
Total general accounts	6,223,033	6,097,383
Foreign investments and loans receivable included	1,066,932	1,040,776

(8) Securities

(Millions of Yen, %)

Category		As of March 31, 2005		As of March 31, 2006	
		Amount	Percentage	Amount	Percentage
Government bonds		738,145	18.1	719,807	15.8
Municipal bonds		493,338	12.1	542,817	11.9
Corporate bonds		1,339,309	32.9	1,408,528	31.0
	Public corporation bonds, included	1,015,381	24.9	1,104,679	24.3
Domestic Stocks		547,561	13.4	933,993	20.5
Foreign securities		840,419	20.6	863,303	19.0
	Foreign bonds	681,037	16.7	619,201	13.6
	Foreign stocks and other securities	159,382	3.9	244,102	5.4
Other securities		116,275	2.9	82,047	1.8
Total		4,075,050	100.0	4,550,498	100.0

(9) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of March 31, 2005		As of March 31, 2006	
		Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		-	-	386	0.0
Mining		1,116	0.2	5,020	0.5
Construction		14,868	2.7	19,921	2.1
Manufacturing industries	Food products	5,350	1.0	5,236	0.6
	Textiles and clothing	8,281	1.5	11,698	1.3
	Pulp and paper	5,877	1.1	5,782	0.6
	Chemicals	39,739	7.3	44,081	4.7
	Medicals	12,321	2.3	12,047	1.3
	Oil and coal products	-	-	3,626	0.4
	Rubber products	3,415	0.6	3,453	0.4
	Glass and stone products	5,269	1.0	8,361	0.9
	Steel	25,849	4.7	44,782	4.8
	Non-steel metals	7,128	1.3	13,691	1.5
	Metal products	2,046	0.4	2,983	0.3
	Machinery	72,358	13.2	171,957	18.4
	Electric appliances	47,699	8.7	75,603	8.1
	Transportation vehicles	22,260	4.1	27,302	2.9
	Precision machinery	10,032	1.8	14,696	1.6
	Others	4,034	0.7	10,062	1.1
Electric and gas utilities		19,751	3.6	17,314	1.9
Transportation / information telecommunications	Ground transportation	50,441	9.2	70,279	7.5
	Water transportation	7,667	1.4	5,126	0.5
	Air transportation	190	0.0	206	0.0
	Warehouses / transportation	770	0.1	1,089	0.1
	Information / telecommunications	12,800	2.3	18,455	2.0
Commerce	Wholesaling	14,257	2.6	28,526	3.1
	Retailers	9,252	1.7	18,940	2.0
Financial services / insurance	Banking	52,926	9.7	119,452	12.8
	Securities and commodity futures trading	21,271	3.9	43,231	4.6
	Insurance	14,657	2.7	23,228	2.5
	Other financial services	15,147	2.8	23,237	2.5
Real estate		33,460	6.1	74,354	8.0
Service companies		7,316	1.3	9,854	1.1
Total		547,561	100.0	933,993	100.0

(10) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	56,315	105,581	135,329	81,152	211,080	148,685	738,145
Municipal bonds	45,243	68,569	88,011	89,838	191,312	10,363	493,338
Corporate bonds	69,928	206,199	301,978	199,344	409,791	152,066	1,339,309
Domestic Stocks						547,561	547,561
Foreign securities	48,524	138,067	216,579	108,519	110,992	217,734	840,419
Foreign bonds	48,359	138,067	202,843	108,519	110,992	72,253	681,037
Foreign stocks and other securities	165	-	13,735	-	-	145,481	159,382
Other securities	2,556	100	4,795	-	-	108,823	116,275
Total	222,568	518,518	746,694	478,855	923,177	1,185,236	4,075,050

(Millions of Yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	88,260	58,664	34,655	86,406	152,885	298,934	719,807
Municipal bonds	21,115	82,474	71,003	71,477	284,067	12,678	542,817
Corporate bonds	64,844	263,871	247,620	143,804	465,641	222,746	1,408,528
Domestic Stocks						933,993	933,993
Foreign securities	39,112	136,468	139,299	77,570	149,815	321,038	863,303
Foreign bonds	39,016	133,228	127,892	77,570	149,815	91,677	619,201
Foreign stocks and other securities	95	3,239	11,406	-	-	229,360	244,102
Other securities	53	5,654	4,142	-	1,109	71,087	82,047
Total	213,385	547,132	496,721	379,259	1,053,520	1,860,479	4,550,498

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(11) Loans

(Millions of Yen)

Category	As of March 31, 2005	As of March 31, 2006
Policy loans	113,965	109,118
Policyholders loans	111,438	106,516
Premium loans	2,527	2,601
Commercial loans	1,585,201	1,426,715
[Loans to non-residents included]	[107,566]	[104,923]
Loans to corporations	1,169,491	1,019,213
[Loans to domestic corporations included]	[1,063,897]	[916,213]
Loans to Japanese government, government-related organizations and international organizations	10,746	7,872
Loans to Japanese local governments and public entities	11,848	10,188
Mortgage loans	243,590	246,001
Consumer loans	129,350	123,787
Others	20,174	19,652
Total	1,699,167	1,535,833

(12) Loans to Domestic Companies by Company Size

(Number, Millions of Yen, %)

Category		As of March 31, 2005		As of March 31, 2006	
			Percentage		Percentage
Large-sized corporations	Number of debtors	181	73.9	178	75.4
	Amount	938,654	88.2	809,481	88.4
Medium-sized corporations	Number of debtors	7	2.9	5	2.1
	Amount	10,975	1.0	7,312	0.8
Small- and medium-sized corporations	Number of debtors	57	23.3	53	22.5
	Amount	114,268	10.7	99,419	10.9
Total	Number of debtors	245	100.0	236	100.0
	Amount	1,063,897	100.0	916,213	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of Yen, %)

Category			As of March 31, 2005		As of March 31, 2006	
			Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		171,309	10.8	139,981	9.8
		Food products	565	0.0	1,642	0.1
		Textiles and clothing	2,322	0.1	2,109	0.1
		Timber and wood products, pulp and paper	4,005	0.3	2,491	0.2
		Printing	-	-	-	-
		Chemicals	21,737	1.4	19,799	1.4
		Oil and coal	7,375	0.5	7,250	0.5
		Ceramic and stone products	2,640	0.2	2,125	0.1
		Steel	73,696	4.6	48,066	3.4
		Non-steel metals	4,292	0.3	4,355	0.3
		Metal products	-	-	-	-
		Machinery	12,222	0.8	12,369	0.9
		Electric appliances	16,709	1.1	14,706	1.0
		Transportation vehicles	23,362	1.5	22,361	1.6
		Precision machinery	2,379	0.2	2,413	0.2
		Others	-	-	290	0.0
	Agriculture, forestry and fisheries		-	-	-	-
	Mining		-	-	-	-
	Construction		12,273	0.8	7,868	0.6
	Electricity, gas heat supply and water supply		56,524	3.6	44,390	3.1
	Information and telecommunication		12,831	0.8	8,268	0.6
	Transportation		76,814	4.8	63,308	4.4
	Wholesalers		124,524	7.9	106,304	7.5
	Retailers		15,033	0.9	16,431	1.2
	Financial services/insurance		420,139	26.5	363,226	25.5
	Real estate		77,289	4.9	68,580	4.8
	Service companies		115,653	7.3	110,093	7.7
	Local governments		2,126	0.1	3,898	0.3
	Mortgage and consumer and others		393,115	24.8	389,440	27.3
	Total		1,477,635	93.2	1,321,792	92.6
Overseas	Government organizations		1,973	0.1	1,923	0.1
	Financial institutions		16,593	1.0	7,000	0.5
	Commerce and industry companies		89,000	5.6	96,000	6.7
	Total		107,566	6.8	104,923	7.4
Grand total			1,585,201	100.0	1,426,715	100.0

(14) Loans by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	100,203	82,255	56,159	59,997	40,524	62,411	401,553
Fixed rates loans	150,056	290,110	186,654	189,307	280,991	86,527	1,183,647
Total	250,260	372,366	242,814	249,305	321,516	148,939	1,585,201

(Millions of Yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	24,929	89,196	48,743	72,907	23,665	46,614	306,055
Fixed rates loans	152,162	229,163	213,012	287,226	157,026	82,067	1,120,659
Total	177,091	318,360	261,755	360,134	180,691	128,681	1,426,715

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(15) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed)

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign bonds	738,813	69.2	665,534	62.7
Foreign stocks	44,453	4.2	99,334	9.4
Cash, deposits & others	13,540	1.3	28,485	2.7
Total	796,806	74.6	793,354	74.7

(ii) Foreign currency denominated assets of which the amount in yen is fixed

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Cash, deposits & others	-	-	-	-
Total	-	-	-	-

(iii) Yen denominated assets

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Loans to non-residents	107,566	10.1	104,923	9.9
Foreign bonds	61,737	5.8	46,787	4.4
Foreign stocks & other securities	101,443	9.5	116,406	11.0
Others	-	-	-	-
Total	270,747	25.4	268,117	25.3

(iv) Total [(i)+(ii)+(iii)]

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,067,553	100.0	1,061,472	100.0
(Real estate held abroad included)	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
US dollar	282,191	35.4	251,494	31.7
Euro	336,099	42.2	344,261	43.4
British pound	22,125	2.8	18,190	2.3
Canadian dollar	68,529	8.6	85,796	10.8
Swedish krona	74,519	9.4	56,960	7.2
Hong Kong dollar	13,340	1.7	36,651	4.6
Others	0	0.0	-	-
Total	796,806	100.0	793,354	100.0

c. **Investments by region**

(Millions of Yen, %)

Region	As of March 31, 2005							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	334,604	39.8	302,385	44.4	32,218	20.2	14,234	13.2
Europe	328,459	39.1	317,015	46.5	11,443	7.2	58,350	54.2
Oceania	-	-	-	-	-	-	-	-
Asia	13,545	1.6	-	-	13,545	8.5	6,009	5.6
Latin America	130,145	15.5	27,970	4.1	102,174	64.1	28,000	26.0
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	33,666	4.0	33,666	4.9	-	-	973	0.9
Total	840,419	100.0	681,037	100.0	159,382	100.0	107,566	100.0

(Millions of Yen, %)

Region	As of March 31, 2006							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	333,718	38.7	271,111	43.8	62,606	25.6	9,000	8.6
Europe	341,663	39.6	322,568	52.1	19,095	7.8	64,000	61.0
Oceania	-	-	-	-	-	-	-	-
Asia	36,801	4.3	-	-	36,801	15.1	-	-
Latin America	138,448	16.0	12,849	2.1	125,599	51.5	31,000	29.5
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	12,671	1.5	12,671	2.0	-	-	923	0.9
Total	863,303	100.0	619,201	100.0	244,102	100.0	104,923	100.0

(16) Valuation Gains on Trading Securities

(Millions of Yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	-	(1,692)	-	-
Monetary trusts	-	(1,692)	-	-

Note: "Monetary trusts" is composed of securities held in monetary trust.

(17) Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	1,275
Domestic bonds	207,943	209,924	1,981	3,255	1,274
Monetary claims purchased	64,901	65,476	574	575	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	6,228
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,007,608	2,172,643	165,035	181,475	16,439
Domestic bonds	743,779	759,188	15,409	18,744	3,335
Domestics stocks	406,799	529,165	122,365	127,984	5,618
Foreign securities	726,573	749,573	22,999	29,862	6,863
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stocks and other securities	68,307	68,535	228	2,310	2,081
Other securities	112,080	116,275	4,195	4,771	576
Money claims purchased	18,375	18,440	65	111	46
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,889,115	4,076,168	187,053	210,997	23,944
Domestic bonds	2,555,384	2,592,237	36,853	47,691	10,838
Domestic stocks	406,799	529,165	122,365	127,984	5,618
Foreign securities	726,573	749,573	22,999	29,862	6,863
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stock and other securities	68,307	68,535	228	2,310	2,081
Other securities	112,080	116,275	4,195	4,771	576
Monetary claims purchased	83,277	83,917	639	687	47
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	102,984
Unlisted domestic stocks (except OTC-traded stocks)	12,020
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	963
Total	109,360

(Millions of Yen)

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	340,401	336,474	(3,926)	1,342	5,268
Domestic bonds	229,004	227,019	(1,984)	1,305	3,290
Monetary claims purchased	106,397	104,454	(1,942)	36	1,978
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,773,298	1,750,945	(22,353)	2,700	25,053
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,949,006	2,441,908	492,902	508,904	16,002
Domestic bonds	667,801	668,850	1,049	7,442	6,393
Domestics stocks	466,882	915,698	448,816	449,644	827
Foreign securities	732,794	757,349	24,554	32,807	8,252
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stocks and other securities	123,719	138,148	14,429	16,505	2,076
Other securities	63,045	82,047	19,001	19,004	2
Money claims purchased	18,482	17,961	(520)	4	525
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,062,706	4,529,328	466,622	512,946	46,324
Domestic bonds	2,670,104	2,646,815	(23,288)	11,448	34,737
Domestic stocks	466,882	915,698	448,816	449,644	827
Foreign securities	732,794	757,349	24,554	32,807	8,252
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stock and other securities	123,719	138,148	14,429	16,505	2,076
Other securities	63,045	82,047	19,001	19,004	2
Monetary claims purchased	124,879	122,416	(2,463)	41	2,504
Certificates of deposit	5,000	5,000	0	0	-
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	117,893
Unlisted domestic stocks (except OTC-traded stocks)	11,919
Unlisted foreign stocks (except OTC-traded stocks)	-
Unlisted foreign bonds	-
Others	105,974
Total	124,268

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	1,275
Domestic bonds	207,943	209,924	1,981	3,255	1,274
Monetary claims purchased	64,901	65,476	574	575	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	6,228
Stocks of subsidiaries and affiliated companies	6,375	6,375	-	-	-
Available-for-sale securities	2,110,593	2,275,560	164,967	181,475	16,507
Domestic bonds	743,779	759,188	15,409	18,744	3,335
Domestics stocks	418,820	541,186	122,365	127,984	5,618
Foreign securities	817,487	840,419	22,932	29,862	6,930
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stocks and other securities	159,220	159,382	161	2,310	2,148
Other securities	112,080	116,275	4,195	4,771	576
Money claims purchased	18,375	18,440	65	111	46
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,998,475	4,185,461	186,986	210,997	24,011
Domestic bonds	2,555,384	2,592,237	36,853	47,691	10,838
Domestic stocks	425,196	547,561	122,365	127,984	5,618
Foreign securities	817,487	840,419	22,932	29,862	6,930
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stock and other securities	159,220	159,382	161	2,310	2,148
Other securities	112,080	116,275	4,195	4,771	576
Monetary claims purchased	83,277	83,917	639	687	47
Certificates of deposit	5,000	4,999	(0)	-	0
Others	50	50	-	-	-

(Millions of Yen)

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	340,401	336,474	(3,926)	1,342	5,268
Domestic bonds	229,004	227,019	(1,984)	1,305	3,290
Monetary claims purchased	106,397	104,454	(1,942)	36	1,978
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,773,298	1,750,945	(22,353)	2,700	25,053
Stocks of subsidiaries and affiliated companies	6,375	6,375	-	-	-
Available-for-sale securities	2,066,899	2,559,831	492,931	508,934	16,003
Domestic bonds	667,801	668,850	1,049	7,442	6,393
Domestics stocks	478,801	927,617	448,816	449,644	827
Foreign securities	838,719	863,303	24,584	32,837	8,253
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stocks and other securities	229,643	244,102	14,458	16,535	2,077
Other securities	63,045	82,047	19,001	19,004	2
Money claims purchased	18,482	17,961	(520)	4	525
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	4,186,975	4,653,627	466,651	512,977	46,325
Domestic bonds	2,670,104	2,646,815	(23,288)	11,448	34,737
Domestic stocks	485,176	933,993	448,816	449,644	827
Foreign securities	838,719	863,303	24,584	32,837	8,253
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stock and other securities	229,643	244,102	14,458	16,535	2,077
Other securities	63,045	82,047	19,001	19,004	2
Monetary claims purchased	124,879	122,416	(2,463)	41	2,504
Certificates of deposit	5,000	5,000	0	0	-
Others	50	50	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of March 31, 2006 and 2005 (There were no unrealized gains/losses).

(18) Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of March 31, 2005					As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	50	50	-	-	-	50	50	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	-	(1,560)	-	-

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of March 31, 2005					As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-
Jointly operated and designed monetary trusts	50	50	-	-	-	50	50	-	-	-
Total	50	50	-	-	-	50	50	-	-	-

(19) Fair Value Information on Real Estate (balance of land, unrealized gains/losses, etc.)

(Millions of Yen)

Category	As of March 31, 2005					As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	103,597	91,751	(11,846)	3,425	15,271	100,866	96,268	(4,597)	8,099	12,697
Leasehold	156	114	(41)	10	52	156	109	(46)	11	58
Total	103,753	91,866	(11,887)	3,436	15,324	101,023	96,378	(4,644)	8,111	12,755

Note: Current fair value are calculated based on the appraisal price or posted price.

(20) Fair Value Information on Derivative Transactions

(total transactions to which hedge accounting is or is not applied)

(i) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of Yen)

	As of March 31, 2005					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	3,664	(13,975)	-	-	-	(10,310)
Hedge accounting not appplied	131	(103)	(1,607)	-	-	(1,579)
Total	3,795	(14,079)	(1,607)	-	-	(11,890)

(Millions of Yen)

	As of March 31, 2006					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(2,083)	(5,577)	-	-	-	(7,660)
Hedge accounting not appplied	-	(322)	(986)	-	-	(1,309)
Total	(2,083)	(5,900)	(986)	-	-	(8,969)

Note: *Accrued interest of interest-rate-related net gains/losses applied hedge accounting. [415 million yen: as of March 31,2005; 94 million yen: as of March 31,2006], currency-related net gains/losses with fair value hedge accounting [(13,975) million yen: as of March 31,2005; (5,577) million yen: as of March 31,2006], and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2005				As of March 31, 2006			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Interest rate swaps								
	Receipts fixed, payments floating	214,923	117,288	3,795	3,795	138,286	123,240	(2,083)	(2,083)
	Payments fixed, receipts floating	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-
	Total				3,795				(2,083)

Note: *Valuation gains/losses indicates the current market or fair value.*

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of Yen)

	As of March 31,2005						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	97,635	46,742	39,245	18,100	13,200	-	214,923
(Average rate received)	3.12%	1.24%	1.50%	1.82%	1.44%	-	2.20%
(Average rate paid)	0.27%	0.45%	0.57%	0.65%	0.69%	-	0.42%

(Millions of Yen)

	As of March 31,2006						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	15,046	53,413	27,496	34,000	8,330	-	138,286
(Average rate received)	1.59%	1.18%	1.38%	1.58%	1.63%	-	1.39%
(Average rate paid)	0.87%	0.38%	0.60%	0.65%	0.28%	-	0.54%

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2005				As of March 31, 2006			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Exchange contracts								
	Sold	570,338	-	584,418	(14,079)	422,754	-	428,654	(5,900)
	US dollar	191,221	-	197,302	(6,081)	84,888	-	86,555	(1,667)
	Euro	259,914	-	265,529	(5,614)	239,526	-	243,893	(4,366)
	British pound	8,967	-	9,046	(79)	-	-	-	-
	Canadian dollar	56,961	-	58,770	(1,808)	65,459	-	65,005	453
	Swedish krona	53,274	-	53,769	(495)	32,879	-	33,199	(320)
Total					(14,079)				(5,900)

Notes: *1. Exchange rate as of the end of each fiscal year is used for futures rate .*

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gans/losses indicates the difference between the contracted amount and the current market or fair value.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2005				As of March 31, 2006			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Stock index options								
	Bought								
	Put	79,993	-			19,996	-		
		[3,168]		1,561	(1,607)	[1,326]		340	(986)
Total					(1,607)				(986)

Notes: *1. Figures in parentheses indicates option premiums in the balance sheet.*

2. Valuation gans/losses indicates the difference between the contracted amount and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances of bond-related derivative transactions as of March 31, 2006 and 2005.

(vi) Others

The Company did not have any balances of other derivative transactions as of March 31, 2006 and 2005.

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of March 31, 2005	As of March 31, 2006
	Amount	Amount
Individual variable insurance	5,626	6,700
Individual variable annuities	-	-
Group annuities	-	-
Total of separate account	5,626	6,700

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Number	Amount	Number	Amount
Variable insurance (term-life)	341	373	316	349
Variable insurance (whole-life)	546	1,924	541	1,720
Total	887	2,298	857	2,069

b. Asset composition

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	139	2.5	295	4.4
Securities	5,453	96.9	6,361	94.9
Domestic bonds	1,807	32.1	1,865	27.8
Domestic stocks	1,844	32.8	2,423	36.2
Foreign securities	1,802	32.0	2,072	30.9
Foreign bonds	622	11.1	724	10.8
Foreign stock and other securities	1,180	21.0	1,347	20.1
Other securities	-	-	-	-
Loans	-	-	-	-
Others	32	0.6	43	0.6
Reserve for possible loan losses	-	-	-	-
Total	5,626	100.0	6,700	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
	Amount	Amount
Interests, dividends and income from real estate for rent	101	106
Gains on sale of securities	183	282
Gains on redemption of securities	-	-
Valuation gains on securities	645	1,471
Foreign exchange gains, net	1	0
Gains from derivatives, net	-	-
Other investment income	0	0
Losses on sale of securities	97	170
Amortization of securities	-	-
Devaluation losses on securities	633	499
Foreign exchange losses, net	1	2
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment gains/losses	199	1,189

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	5,453	12	6,361	972

e. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of March 31, 2005 and 2004.

f. Fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

} The Company did not have any balances of these transactions as of March 31, 2006 and 2005.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of March 31, 2006 and 2005.

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of Yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Core Revenues	1,097,863	1,020,645
Income from Insurance Premiums	788,174	823,011
Insurance premiums	788,108	822,946
Ceded reinsurance recoveries	66	64
Investment Income	131,935	127,495
Interest, dividends and income from real estate for rent	131,012	126,092
Other investment income	686	213
Gains on separate accounts, net	235	1,189
Other Ordinary Income	176,507	70,138
Income related to withheld insurance claims and other payments for future annuity payments	489	363
Income due to withheld insurance payments	37,108	33,467
Reversal of reserve for outstanding claims	141	205
Reversal of policy reserves (except contingency reserve)	137,179	33,066
Reversal of reserve for employees' retirement benefits	-	1,235
Other ordinary profit	1,588	1,800
Other Core Revenues	1,246	-
Core Expenses	1,064,039	982,446
Insurance Claims and Other Payments	931,372	857,053
Insurance claims	500,665	458,262
Annuity payments	105,123	115,815
Insurance benefits	115,448	106,390
Surrender payments	150,011	127,283
Other payments	59,864	49,004
Reinsurance payments	259	295
Provision for Policy and Other Reserves	102	88
Investment Expenses	8,228	7,875
Interest expense	1,601	1,624
Depreciation of real estate for rent	2,978	2,692
Other investment expenses	3,647	3,558
Operating Expenses	82,745	82,533
Other Ordinary Expenses	41,591	34,895
Payments related to withheld insurance claims	27,076	22,764
Taxes	5,445	5,234
Depreciation	5,322	5,339
Provision for reserve for employees' retirement benefits	2,261	-
Other ordinary losses	1,484	1,557
Other Core Expenses	-	0

Core Profit	33,823	38,199

(2) Reconciliation to Ordinary Profit

(Millions of Yen)

	Year ended March 31, 2005	Year ended March 31, 2006
Core profit (A)	33,823	38,199
Capital gains	45,383	70,593
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	45,284	70,593
Gains from derivatives, net	-	-
Foreign exchange gains, net	98	-
Others	-	-
Capital losses	52,537	47,017
Losses from monetary trusts, net	780	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	24,669	25,458
Devaluation losses on securities	2,297	269
Losses from derivatives, net	24,790	21,068
Foreign exchange losses, net	-	221
Others	-	-
Total capital gains/losses (B)	(7,154)	23,575
Core profit reflecting capital gains/losses (A) + (B)	26,669	61,774
Other one-time gains	-	-
Ceding reinsurance recoveries	-	-
Reversal of contingency reserve	-	-
Others	-	-
Other one-time losses	616	14,819
Reinsurance premiums	-	-
Provision for contingency reserve	609	14,819
Provision for specific reserve for possible loans losess	-	-
Provision for specific reserve for loans to refinancing countries	-	-
Write-off of loans	7	-
Others	-	-
Other one-time gains/losses (C)	(616)	(14,819)
Ordinary profit (A) + (B) + (C)	26,053	46,954

Notes: 1. *As regards year ended March 31, 2005, income gains of 1,246 million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.*

2. *As regards year ended March 31, 2006, income losses of (0) million yen on losses from monetary trusts are included in other core expenses of core profit instead of losses from monetary trusts, net.*

6. Disclosed Claims under the Insurance Business Law

(Millions of Yen)

Category		As of March 31, 2005	As of March 31, 2006
Claims against bankrupt and quasi-bankrupt obligors	a	539	632
Claims with collection risk	b	1,081	0
Claims for special attention	c	6,148	4,748
Sub total	a + b + c	7,770	5,381
% of Total		0.46%	0.35%
Claims against normal obligors	d	1,697,371	1,535,628
Total	a + b + c + d	1,705,141	1,541,010

Notes:
1. *Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.*
2. *Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.*
3. *Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.*
4. *Claims against normal obligors are all other loans.*

7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of Yen)

Category		As of March 31, 2005	As of March 31, 2006
Loans to bankrupt companies	a	174	193
Past due loans	b	1,446	439
Loans overdue for three months or more	c	5,316	4,698
Restructured loans	d	832	49
Total	a + b + c + d	7,770	5,381
% of total loans	= e	0.46%	0.35%
Specific reserve for possible loan losses	f	1,076	193
General reserve for possible loan losses	g	1,752	1,482
Amount covered by collateral and guarantees	h	5,846	5,015
Sub total	e – f – g – h	(904)	(1,310)
Coverage ratio A	[f + g] / e	36.4%	31.2%
Coverage ratio B	[f + g + h] / e	111.6%	124.4%

Notes:
1. *Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Past due loans decreased due to write-offs in the amounts of 17 million yen and 871 million yen as of March 31, 2005 and March 31, 2006, respectively.*
2. *Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.*
3. *Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.*
4. *Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.*
5. *Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.*

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of March 31, 2005	As of March 31, 2006
General reserve for possible loan losses	1,752	1,482
Specific reserve for possible loan losses	1,076	197
Specific reserve for loans to refinancing countries	-	-
Total	2,828	1,680

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of March 31, 2005	As of March 31, 2006
Transfer	1,076	197
Reversal	1,683	199
Net transfer	(606)	(1)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2005 and 2006.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2005 and 2006.

(4) Write-off of Loans

(Millions of Yen)

Category	As of March 31, 2005	As of March 31, 2006
Write-off of loans	7	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment as of March 31, 2006, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Classifications	As of March 31, 2005		As of March 31, 2006	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,673,985	1,675,061	1,518,782	1,518,976
Class II	30,058	30,058	22,033	22,033
Class III	1,098	22	193	0
Class IV	7	-	871	-
Total exposures	1,705,149	1,705,141	1,541,881	1,541,010

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio

(Millions of Yen)

Items		As of March 31, 2005	As of March 31, 2006
Total solvency margin	(A)	522,259	844,762
Equity (less certain items)		112,111	98,966
Reserve for price fluctuations		9,801	26,059
Contingency reserve		56,424	71,244
Reserve for possible loan losses		1,752	1,482
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		148,471	443,638
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(11,887)	(4,644)
Excess of amount of policy surrender payment		86,653	72,383
Unallotted portion of reserve for policyholder dividends		21,880	22,295
Future profits		5,856	6,339
Deferred tax assets		36,196	51,996
Subordinated debt		55,000	55,000
Deductible items		-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	120,655	161,632
Insurance risk	R_1	36,098	36,834
Assumed investment yield risk	R_2	25,249	24,255
Investment risk	R_3	86,770	129,193
Business risk	R_4	2,962	3,806
Minimum guarantee risk	R_7	-	19
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		865.7%	1,045.2%

Notes: 1. The above figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on available-for-sale securities and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

9. Adjusted Net Assets

(Millions of Yen)

Item	As of March 31, 2005	As of March 31, 2006
Adjusted net assets	464,232	757,580

Note: The above figures were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

May 17, 2006
Taiyo Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2006
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Fiscal Year Ended March 31, 2005		Six Months Ended September 30, 2005		Fiscal Year Ended March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Annualized Premiums of New Policies	(MY)	46,434	(7.2%)	21,311	(9.4%)	41,737	(10.1%)
3rd Sector Products included	(MY)	14,114	9.3%	6,919	(0.9%)	14,249	1.0%
Annualized Premiums of Total Policies	(MY)	731,527	(5.3%)	712,657	(5.2%)	695,143	(5.0%)
3rd Sector Products included	(MY)	106,068	3.1%	107,446	2.7%	109,472	3.2%
Income from Insurance Premiums	(MY)	788,174	(0.8%)	423,442	7.4%	823,011	4.4%
Individual Insurance and Annuities included	(MY)	646,668	(4.9%)	309,936	(5.1%)	609,247	(5.8%)
Group Insurance and Annuities included	(MY)	140,330	24.6%	112,929	68.9%	212,543	51.5%
New Policy Amount	(MY)	2,891,002	2.7%	1,475,419	1.9%	2,838,316	(1.8%)
Policy Amount in Force	(MY)	16,966,276	5.5%	17,333,730	4.9%	17,591,527	3.7%
Surrender & Lapse Amount	(MY)	1,424,081	4.5%	812,767	19.0%	1,644,026	15.4%
Surrender & Lapse Rate	(%)	8.86	(0.06 points)	4.79	0.54 points	9.69	0.83 points

Notes:
1. The above figures excluding income from insurance premiums represent total amoounts of individual insurance and annuities.
2. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.
3. Surrender and lapse amount does not include reinstatement.
4. % change of year ended March 31 is presented in comparison with the previous year ended March 31. % change of six months ended September 30, 2005 is presented in comparison with the six months ended September 30, 2004. (hereinafter, same if not mentioned otherwise)

(2) Assets

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	(MY)	6,276,553	(2.1%)	6,409,761	1.9%	6,591,994	5.0%
Adjusted Net Asset	(MY)	464,232	2.7%	606,852	48.8%	757,580	63.2%
Adjusted Net Asset/ General Account Assets	(%)	7.4	0.3Points	9.5	3.0 points	11.5	4.1 points
Solvency Margin Ratio	(%)	865.7	2.4Points	989.7	152.3 points	1,045.2	179.5 points

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

		Fiscal Year Ended March 31, 2005		Fiscal Year Ended March 31, 2006		Fiscal Year Ending March 31, 2007 (Forecast)
		Amount	% Change	Amount	% Change	Amount
Core Profit	(MY)	33,823	(9.9%)	38,199	12.9%	38,000

		Fiscal Year Ended March 31, 2005		Fiscal Year Ended March 31, 2006		Fiscal Year Ending March 31, 2007 (Forecast)
		Amount	Change	Amount	Change	Amount
Amount of Negative Spread	(MY)	39,170	8,952	38,525	(645)	37,000

		Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2006	Fiscal Year Ending March 31, 2007 (Forecast)
Investment Yield for Core Profit	(%)	2.17	2.10	approx. 2.1
Investment Yield – General Account	(%)	1.89	2.33	approx. 1.9
Average Assumed Investment Yield	(%)	2.85	2.78	approx. 2.7

(4) Policy and Other Reserves

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Note)	(MY)	5,772,952	(137,179)	5,725,553	(86,140)	5,739,885	(33,066)
General Account included	(MY)	5,772,229	(126,501)	5,724,874	(86,069)	5,739,179	(33,049)
Separate Account included	(MY)	723	(10,677)	679	(70)	706	(16)
Reserve for Price Fluctuations	(MY)	9,801	2,209	13,170	4,493	26,059	16,258
Contingency Reserve	(MY)	56,424	609	59,084	2,858	71,244	14,819
Contingency Reserve 1 included	(MY)	43,871	609	44,287	614	44,713	841
Contingency Reserve 2 included	(MY)	12,552	-	14,786	2,234	26,520	13,968
Contingency Reserve 3 included	(MY)	-	-	10	10	10	10
Contingency Reserve Fund	(MY)	-	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-	-
Appropriated Retained Earnings for General Purpose	(MY)	40,000	-	40,000	-	40,000	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains/Losses

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	Change	Amount	Change	Amount	Change
Securities	(MY)	187,053	18,131	324,572	206,777	466,622	279,568
Domestic Stocks included	(MY)	122,365	15,369	262,001	183,843	448,816	326,451
Domestic Bonds included	(MY)	36,853	23,275	16,978	2,705	(23,288)	(60,141)
Foreign Securities included	(MY)	22,999	(18,813)	32,028	7,459	24,554	1,554
Real Estate (domestic land and lease)	(MY)	(11,887)	(2,846)	(9,562)	(187)	(4,644)	7,243

(6) Impairment of Fixed Assets

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	Change	Amount	Change	Amount	Change
Impairment Loss	(MY)	-	-	3,099	-	3,322	-

(7) Investment for the Fiscal Year Ended March 31, 2007

		Net Increase (decrease)	Fiscal Year Ending March 31, 2007
Domestic Stocks	(MY)	59,980	Level-Off
Domestic Bonds	(MY)	114,719	Increase
Foreign Stocks	(MY)	70,422	Level-Off
Foreign Bonds	(MY)	(49,190)	Decrease
Real Estate	(MY)	(7,595)	Level-Off

Note: The amount of net increase (decrease) for the fiscal year ended March 31, 2006 are book value basis.

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2006

NIKKEI Average	(yen)	approx.	8,690
TOPIX	(point)	approx.	880
Domestic Bonds	(%)	approx.	1.6
Foreign Securities	(yen)	approx.	110.9

Notes:

1. The indices for Domestic Bonds are calculated on a 10-Year JGB yield basis (March31, 2006: 1.77%).

2. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2006: 117.47yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(9) Performance forecast for the Fiscal Year Ending March 31, 2007

		Fiscal Year Ending March 31, 2007
Income from Insurance Premiums	(MY)	770,000
Annualized Premiums of Total Policies	(MY)	670,000
Policy Amount in Force	(MY)	18,480,000

Notes:

1. The above figures excluding income from insurance premiums represent total amoounts of individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2006

a. Contributions from Domestic Banks

		Amount
Funds	(MY)	-
Subordinated Loans and Debentures	(MY)	30,000

b. Contributions to Domestic Banks

		Amount
Bank Stocks Held	(MY)	119,452
Subordinated Loans and Debentures	(MY)	312,499

(11) Number of Employees

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
In-house Sales Representatives	(person)	9,111	4.7%	8,997	3.1%	8,963	(1.6%)
Administrative personnel	(person)	2,681	(2.3%)	2,769	0.2%	2,704	0.9%

(12) OTC Sales thorough Banks

The Company is not applicable since the Company does not offer its products OTC through banks.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2006)

May 17, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for **Daido Life Insurance Company**)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 17, 2006
Date of Ordinary General Meeting of Shareholders: June 26, 2006
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2006	¥1,062,452 million	0.3	¥99,445 million	3.8	¥96,105 million	(6.4)	¥39,099 million	17.4
Year ended March 31, 2005	¥1,059,090 million	(11.0)	¥95,834 million	(8.5)	¥102,731 million	(4.3)	¥33,309 million	(12.5)

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
Year ended March 31, 2006	¥26,004.80	-	8.6%	1.6%	9.4%
Year ended March 31, 2005	¥22,144.24	-	10.9%	1.6%	9.0%

Notes:

1. *Average number of outstanding shares during the year: for the fiscal year ended March 31, 2006: 1,500,000 ; for the fiscal year ended March 31, 2005: 1,500,000*
2. *Changes in method of accounting: Applicable. Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year Ended March 31, 2006"*
3. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends paid for the year	Payout Ratio	Dividends on Equity
Year ended March 31, 2006	¥5,977.00	-	¥5,977.00	¥8,965 million	23.0%	1.5%
Year ended March 31, 2005	¥14,901.00	¥9,141.00	¥5,760.00	¥22,351 million	67.3%	7.0%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2006	¥6,406,113 million	¥590,221 million	9.2%	¥393,419.43
As of March 31, 2005	¥5,983,742 million	¥317,951 million	5.3%	¥211,905.43

Notes:

1. *Number of outstanding shares at the end of the year: as of March 31, 2006: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the year: None*

2. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2007"* section in this material *"Financial Summary for the Fiscal Year Ended March 31, 2006"*.

Daido Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

As of March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Assets:					
Cash and deposits	232,888	3.9	304,368	4.8	71,480
Cash	138		71		(66)
Deposit	232,750		304,296		71,546
Call loans	75,000	1.3	80,000	1.3	5,000
Monetary claims purchased	88,996	1.5	156,218	2.4	67,221
Monetary trusts	214,777	3.6	242,674	3.8	27,897
Securities	4,131,705	69.0	4,435,668	69.2	303,962
Government bonds	488,611		246,175		(242,435)
Municipal bonds	1,028,048		960,107		(67,941)
Corporate bonds	1,105,210		1,079,760		(25,450)
Domestic stocks	411,367		609,122		197,754
Foreign securities	578,819		673,504		94,685
Other securities	519,648		866,998		347,350
Loans	1,040,474	17.4	986,252	15.4	(54,221)
Policy loans	80,871		81,278		406
Commercial loans	959,602		904,974		(54,627)
Property and equipment	147,283	2.5	143,009	2.2	(4,274)
Land	82,737		81,141		(1,595)
Buildings	62,710		58,567		(4,143)
Equipment	1,180		1,159		(20)
Construction in progress	655		2,141		1,485
Due from agencies	1,536	0.0	1,548	0.0	11
Due from reinsurers	1,309	0.0	1,261	0.0	(47)
Other assets	50,652	0.8	56,800	0.9	6,147
Accounts receivable	11,875		15,596		3,721
Prepaid expenses	1,832		2,676		844
Accrued income	20,157		18,606		(1,550)
Deposit for rent	3,784		4,262		477
Margin for futures contracts	411		1,739		1,327
Derivatives	150		3,772		3,621
Deferred valuation losses on hedge	1,420		-		(1,420)
Suspense payable	928		756		(171)
Other assets	10,091		9,389		(702)
Deferred tax assets	950	0.0	-	-	(950)
Reserve for possible loan losses	(1,833)	(0.0)	(1,687)	(0.0)	145
Total assets	5,983,742	100.0	6,406,113	100.0	422,371

(Millions of yen)

As of March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Liabilities:					
Policy reserves	5,488,102	91.7	5,476,012	85.5	(12,090)
Reserve for outstanding claims	47,621		43,721		(3,900)
Policy reserve	5,308,712		5,306,524		(2,188)
Reserve for policyholder dividends	131,768		125,766		(6,001)
Due to reinsurers	651	0.0	448	0.0	(202)
Short-term subordinated bonds	20,000	0.3	20,000	0.3	-
Other liabilities	56,836	1.0	76,844	1.2	20,008
Cash collateral receiving under security lending contracts	10,124		20,275		10,151
Income taxes payable	1,604		2,730		1,125
Accounts payable	10,786		23,631		12,845
Accrued expenses	8,908		9,382		473
Unearned income	3,955		3,527		(427)
Deposit received	3,953		781		(3,171)
Guarantee deposits	5,537		5,536		(1)
Derivatives	8,389		4,257		(4,132)
Deferred valuation gains on hedge	-		3,360		3,360
Suspense receipt	3,576		3,361		(214)
Reserve for employees' retirement benefits	65,936	1.1	67,316	1.1	1,379
Reserve for directors' and corporate auditors' retirement benefits	1,679	0.0	1,760	0.0	81
Reserve for price fluctuations	32,584	0.6	47,571	0.7	14,987
Deferred tax liabilities	-	-	125,937	2.0	125,937
Total liabilities	5,665,790	94.7	5,815,892	90.8	150,101
Stockholder's equity:					
Common stock	75,000	1.2	75,000	1.2	-
Capital surplus	54	0.0	54	0.0	-
Retained earnings	101,770	1.7	132,137	2.0	30,366
Legal reserve for future losses	5,598		7,345		1,747
Appropriated retained earnings	55,667		74,619		18,952
Provision for advanced depreciation on real estate	1,559		1,559		-
Provision for 100th anniversary project	107		60		(47)
General reserve	54,000		73,000		19,000
Unappropriated retained earnings	40,504		50,172		9,667
Net unrealized gains on securities	141,126	2.4	383,030	6.0	241,903
Total Stockholder's equity	317,951	5.3	590,221	9.2	272,270
Total liabilities and stockholder's equity	5,983,742	100.0	6,406,113	100.0	422,371

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

Years ended March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Ordinary revenues	1,059,090	100.0	1,062,452	100.0	3,361
Income from insurance premiums	884,804		871,153		(13,651)
Insurance premiums	883,507		870,134		(13,372)
Ceded reinsurance recoveries	1,296		1,018		(278)
Investment income	146,685		180,674		33,989
Interest, dividends and income from real estate for rent	119,382		106,987		(12,394)
Interest income from deposits	3,791		5,343		1,551
Interest income and dividends from securities	86,982		75,571		(11,410)
Interest income from loans	22,043		19,304		(2,739)
Interest from real estate for rent	6,324		6,352		27
Other income from interest and dividends	240		415		175
Gains from monetary trust, net	3,199		3,664		464
Gains on investment in trading securities, net	4,885		22,157		17,271
Gains on sales of securities	10,189		16,449		6,259
Gains on redemption of securities	153		467		314
Other investment income	2,636		2,595		(41)
Gains on separate accounts, net	6,237		28,352		22,114
Other ordinary income	27,600		10,624		(16,976)
Income related to withheld insurance claims and other payments for future annuity payments	563		297		(265)
Income due to withheld insurance payments	2,410		3,177		767
Reversal of reserve for outstanding claims	-		3,900		3,900
Reversal of policy reserve	23,913		2,188		(21,724)
Other ordinary profit	714		1,060		346
Ordinary expenses	963,256	91.0	963,007	90.6	(249)
Insurance claims and other payments	805,080		791,872		(13,208)
Insurance claims	288,656		308,591		19,934
Annuity payments	26,158		27,259		1,101
Insurance benefits	186,623		175,698		(10,925)
Surrender payments	215,048		203,007		(12,040)
Other payments	87,237		76,220		(11,016)
Reinsurance premiums	1,356		1,093		(262)
Provision for policy and other reserves	2,633		906		(1,727)
Provision for reserve for outstanding claims	1,688		-		(1,688)
Interest portion of reserve for policyholder dividends	945		906		(38)
Investment expenses	32,919		46,696		13,777
Interest expenses	32		25		(7)
Losses on sales of securities	8,348		1,045		(7,302)
Devaluation losses on securities	1,863		547		(1,316)
Losses from derivatives, net	8,509		31,227		22,717
Foreign exchange losses, net	5,002		4,924		(78)
Write-off of loans	10		-		(10)
Depreciation of real estate for rent	2,819		2,698		(121)
Other investment expenses	6,331		6,227		(104)
Operating expenses	108,881		109,262		381
Other ordinary expenses	13,740		14,268		527
Payments related to withheld insurance claims	2,169		1,914		(254)
Taxes	6,696		6,572		(123)
Depreciation	4,057		4,075		18
Provision for reserve for employees' retirement benefits	510		1,379		868
Other ordinary losses	307		326		18
Ordinary profit	95,834	9.0	99,445	9.4	3,610

(Millions of yen)

Years ended March 31,	2005 Amout	2005 %	2006 Amount	2006 %	Increase (decrease)
Extraordinary gains	8,716	0.8	961	0.1	(7,754)
Gains on sales of property and equipment	952		791		(161)
Reversal of reserve for possible loan losses	1,771		139		(1,631)
Recoveries of bad debts previously written-off	88		30		(58)
Gains on sales of parent company's stocks	5,838		-		(5,838)
Reversal of reserve for losses on sales of loans	64		-		(64)
Extraordinary losses	7,640	0.7	16,563	1.6	8,923
Losses on sales, disposal and devaluation of property and equipment	5,813		1,257		(4,555)
Impairment loss	-		270		270
Provision for reserve for price fluctuations	1,763		14,987		13,223
Provision for 100th anniversary project	63		47		(15)
Provision for reserve for policyholder dividends	30,550	2.8	27,310	2.6	(3,240)
Income before income taxes	66,359	6.3	56,532	5.3	(9,826)
Income taxes (current)	22,789	2.2	27,266	2.5	4,476
Income taxes (deferred)	10,260	1.0	(9,833)	(0.9)	(20,093)
Net income	33,309	3.1	39,099	3.7	5,790
Unappropriated retained earnings at beginning of period	23,585		11,024		(12,561)
Interim dividend	13,711		-		(13,711)
Transfer to legal reserve for future losses with respect to interim dividend	2,742		-		(2,742)
Transfer from provision for 100th anniversary project	63		47		(15)
Unappropriated retained earnings at end of period	40,504		50,172		9,667

This document is an English translation of the notice of convocation of the ordinary general meeting of shareholders in Japanese for the convenience of shareholders overseas. In the event of any discrepancy between the English translation and the Japanese version, the Japanese version shall prevail.

Securities Code 8795
June 9, 2006

To Our Shareholders

T&D Holdings, Inc.
7-9 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan
Naoteru Miyato
Representative Director and President

Notice of Convocation of the 2nd Ordinary General Meeting of Shareholders

You are cordially invited to attend the 2nd Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting right by paper ballot or via the electromagnetic method such as via Internet, etc.. Please review the attached Reference Materials for the General Meeting of Shareholders, and either return the Voting Rights Exercise Form with your selections and seal, or vote via the voting rights exercise site (http://www.evote.jp/) specified by the Company by 5:00 p.m. on Tuesday June 27, 2006 (JST).

1. Date & Time: 10:00 a.m. Wednesday, June 28, 2006 (JST)

2. Venue: Concord Ballroom, 5th Floor, Main Building,
Keio Plaza Hotel Tokyo
2-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan

3. Agenda of the Meeting:

Matters to be reported:

Item No.1: Report on the Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income for fiscal year 2005 (from April 1, 2005 to March 31, 2006), as well as the results of audits on the Consolidated Statutory Reports by the Accounting Auditor and the Board of Corporate Auditors

Item No.2: Report on the Non-consolidated Balance Sheet and the Non-consolidated Statement of Operations for fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Matters to be resolved:

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for fiscal year 2005

Proposal No.2: Partial Amendments to the Articles of Incorporation

Proposal No.3: Election of Two Directors

Proposal No.4: Election of One Alternate Corporate Auditor

4. Announcement on Exercise of Voting Rights

Please refer to the "Announcement on Exercise of Voting Rights" (pages 2-3)

Note: When attending the meeting in person, please submit the enclosed Voting Rights Exercise Form to the receptionist.

Information: Please note that if there arises any amendment to the Reference Materials for the General Meeting of Shareholders, Business Report and Statutory Reports, such amendment will be posted on the Company's home page (http://www.td-holdings.co.jp/).

Announcement on Exercise of Voting Rights

1. Exercise of Voting Rights by Proxy

If you are unable to attend the General Meeting of Shareholders, you can be represented by another shareholder with voting rights who acts as your proxy. However, please note that in this case a document of proxy evidencing his appointment as your proxy shall be submitted.

2. Exercise of Voting Rights by Paper Ballot

Please return the Voting Rights Exercise Form with your selections and seal so it arrives by 5:00 p.m. (JST) on the day before the date of General Meeting of Shareholders. If you exercise your voting rights by two different methods, that is, via the Internet as well as by mailing your Voting Rights Exercise Form, only your voting results via the Internet shall be deemed valid.

3. Exercise of Voting Rights via Electromagnetic Method

(1) Exercise of Voting Rights via the Internet

1) Exercise of voting rights via the Internet is only possible by accessing the website designated by the Company for the purpose of exercising voting rights.
(If you exercise voting rights via the Internet, please note that you will need the proxy code and temporary password supplied on your Voting Rights Exercise Form.)

2) While we accept your voting rights via the Internet if we received by 5:00 p.m. (JST) on the day before the date of the General Meeting of Shareholders, we appreciate it very much if you could exercise your voting rights via the Internet earlier than this deadline to enable us to properly record your votes.

3) If you exercise your voting rights by two different methods, that is, via the Internet as well as by mailing your Voting Rights Exercise Form, your voting results via the Internet shall be deemed valid.

4) If you exercise your voting rights via the Internet more than once, only your final votes shall be deemed valid.

5) Charges to be incurred in relation to accessing the voting rights exercise site (dial-up connection charge, telephone charge, etc.) shall be borne by shareholders.

System requirements for accessing the website for exercise of voting rights

The following system environment (OS, Browser) is required.

	Microsoft Internet Explorer	Netscape Communicator
Windows 98, Me, NT4.0, 2000, XP	Version 5.0 or a more recent version	Version 4.6 or a more recent version (Netscape version 6 or a more recent version cannot be used.)
Mac OS version 8.6 or a more recent version	Version 5.0 or a more recent version	Version 4.06 or a more recent version (Netscape version 6 or a more recent version cannot be used.)

Contact for inquiries in relation to system environment etc. of the website for the exercise of voting rights:
Transfer Agent (Help desk), Mitsubishi UFJ Trust and Banking Corporation
Phone: 0120-173-027 (9:00 a.m. to 9:00 p.m. (JST), toll free)
Please note that the above service is only available for the call from Japan.

(2) Platform for Electronic Exercise of Voting Rights

If nominee shareholders such as trust & custody services banks, etc. (including standing proxies) make prior application to use the platform for the electronic exercise of voting rights operated by the joint venture company established by Tokyo Stock Exchange, Inc., etc., such shareholders may use the said platform as an electromagnetic method for exercising voting rights at the General Meetings of Shareholders of the Company in addition to the exercise of voting rights via the Internet pursuant to the above item 3. (1).

(Attachment)

Reference Materials for the General Meeting of Shareholders

Proposals and references

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for fiscal year 2005

The Proposal for Appropriation of Retained Earnings has been prepared in line with the basic policy of the Company, which is to improve the future value of equity for our shareholders and to continue to distribute a constant dividend while ensuring the sound operation of the Company and its three life insurance companies and the maintenance of the appropriate internal funds for the entire group. This will be accomplished by constantly reviewing overall business results and maintaining sufficient reserves.

In accordance with this basic policy and based on careful consideration of the Company's overall business performance during the term, we hereby propose that the year-end dividend be ¥55 per share.

We also propose that the bonus to be paid to the seven directors and four corporate auditors be ¥39,291,000 (including ¥10,525,000 of the bonus to corporate auditors) for the term.

Appropriation of Retained Earnings
for fiscal year 2005 (From April 1, 2005 to March 31, 2006)

(Unit: Yen)

Account Item	Amount
Unappropriated retained earnings at end of year	**22,520,278,858**
To be appropriated as follows:	
Appropriated retained earnings	**13,584,209,585**
Dividends to shareholders	13,544,918,585
(cash dividend per share: ¥55)	
Bonus to directors and corporate auditors	39,291,000
Bonus to directors	28,766,000
Bonus to corporate auditors	10,525,000
Unappropriated retained earnings carried forward	**8,936,069,273**

Proposal No.2: Partial Amendments to the Articles of Incorporation

1. Reasons for the Amendments

(1) In order to enhance collaboration among the companies in the T&D Life Group and improve the efficiency of business operations, the head offices of the Company, the three life insurance subsidiaries and other affiliates of the Group were concentrated at one location. Accordingly, the Company intends to change the registered location of the head office from the current Chuo Ward, Tokyo to Minato Ward, Tokyo making the necessary amendment to Article 3 (Location of Head Office) of the existing Articles of Incorporation. This change of head office location shall become effective on the relocation date determined by a resolution of the Board of Directors to be held by the end of July 2006, and shall be so stipulated in the Supplementary Articles.

(2) In order to enhance the convenience of shareholders, the Company intends to employ the Electronic Public Notice System making necessary amendments to Article 4 (Method of Public Announcement) of the existing Articles of Incorporation. In addition, in order to prepare for any contingency along with the introduction of such system, the preparative method of public notice shall also be determined.

(3) In view of the importance of strengthening corporate governance, in line with the introduction of the Executive Officers System in order to clarify the responsibility between supervisory function and operation, the Company intends to abolish the positions of Senior Managing Director and Managing Director among the positions of directors making the necessary amendments to Article 21 (Directors with Specific Titles) of the existing Articles of Incorporation.

(4) In accordance with the "Japanese Company Law" (Law No. 86, 2005) which came into effect on May 1, 2006, the Company intends to make the necessary amendments to the existing Articles of Incorporation as follows.

1) In order to lay down the rules for setting up the organization of the Company in line with Article 326, Paragraph 2 of the Japanese Company Law, the Company intends to establish the new Article 4 (Organs).

2) In order to lay down the rules for issuing share certificates in line with Article 214 of the Japanese Company Law, the Company intends to establish the new Article 7 (Issuance of Share Certificates).

3) In accordance with the Enforcement Regulation of the Japanese Company Law and the Computation Regulation of the Company, in order to ensure efficient operations and to enable the Company to deem that a part of the Reference Materials for the General Meeting of Shareholders, etc. has been presented to shareholders via the Internet, the Company intends to establish the new Article 17 (Disclosure via the Internet of Reference Materials for the General Meeting of Shareholders, etc., and the Deemed Provision of Information).

4) In line with Article 310, Paragraph 5 of the Japanese Company Law, the Company intends to require that a shareholder designate only one shareholder with voting rights as its proxy when the shareholder intends to have a proxy attend a General Meeting of Shareholders, by amending the provisions of Article 16 (Exercise of Voting Rights by Proxy) of the existing Articles of Incorporation.

5) In line with the provisions of Article 370 of the Japanese Company Law, in order to enable flexible decision-making by a resolution of the Board of Directors if necessary, the Company intends to establish the new Article 26 (Omission of the Procedure for Adopting Resolutions of the Board of Directors) so that authorization for matters to be resolved may be granted in writing or by electromagnetic record.

6) In accordance with the provisions of Article 329, Paragraph 2 of the Japanese Company Law, the Company proposes to delete Article 28 (Appointment of Alternate Corporate Auditor(s)) of the existing Articles of Incorporation because the provisions have become unnecessary.

7) In accordance with the provisions of Article 427, Paragraph 1 of the Japanese Company Law, in order to contribute to bringing in Outside Corporate Auditors and also to make such Outside Corporate Auditors thoroughly fulfill their roles, the Company proposes to establish the new Paragraph 2 of Article 35 (Limitation of Liability of Corporate Auditors).

8) Concerning the portions where the clauses referred to the previous Japanese Commercial Code, the Company proposes to amend such clauses by replacing them by the corresponding clauses of the Japanese Company Law (Articles 6, 15, 24, 32 and 35 of the existing Articles of Incorporation).

9) Furthermore, in accordance with the implementation of the Japanese Company Law, with respect to the portions where the terms and words under the previous Japanese Commercial Code were used, the Company proposes modification of such terms and words by replacing them by those used in the Japanese Company Law as well as other necessary partial amendments of expression, adjustment of wording, etc. (Articles 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 15, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 29, 30, 31, 32, 33, 34, 35 and 36 of the existing Articles of Incorporation).

10) In line with the above amendments, the relevant articles shall be renumbered appropriately.

2. Details of the Proposed Amendments

The details of the existing and the proposed amendments to the Articles of Incorporation are as follows.

(Note: Underlined parts are amended. In case that change in original Japanese text does not effect a substantial change in the meaning, no change is made in the English translation.)

Existing Articles of Incorporation	Proposed Amendments
SECTION 1 GENERAL PROVISIONS (Location of Head Office) Article 3 The Company's head office shall be located in Chuo Ward, Tokyo.	SECTION 1 GENERAL PROVISIONS (Location of Head Office) Article 3 The Company's head office shall be located in Minato Ward, Tokyo.
(Added)	(Organs) Article 4 The Company shall have the following organs in addition to the General Meeting of Shareholders and Directors: (1) Board of Directors; (2) Corporate Auditors; (3) Board of Corporate Auditors; and (4) Accounting Auditors.
(Method of Public Announcement) Article 4 Public announcements (official notices) by the Company shall be published in the *Nihon Keizai Shimbun.*	(Method of Public Notice) Article 5 Public notices of the Company shall be issued electronically; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in the *Nihon Keizai Shimbun.*

Existing Articles of Incorporation	Proposed Amendments
SECTION 2 STOCKS (Total Number of Shares to be Issued) Article 5 The total number of shares to be issued by the Company shall be 966,000,000.	SECTION 2 STOCKS (Total Number of Shares Authorized to be Issued) Article 6 The total number of shares authorized to be issued by the Company shall be 966,000,000.
(Added)	(Issuance of Share Certificates) Article 7 The Company shall issue share certificates representing the Company's shares.
(Purchase of Treasury Stock) Article 6 The Company may, by a resolution of the Board of Directors, purchase treasury stock pursuant to Article 211-3, Paragraph 1, Paragraph 2 of the Japanese Commercial Code.	(Acquisition of Own Shares) Article 8 The Company may, by a resolution of the Board of Directors, acquire the Company's own shares pursuant to Article 165, Paragraph 2 of the Japanese Company Law.
(Number of Shares Constituting One Unit of Stock and Non-issuance of Share Certificates representing Shares of Less Than One Unit of Stock) Article 7 The number of shares constituting one unit of stock shall be fifty (50). (2) The Company shall not issue share certificates representing shares constituting less than one unit of stock.	(Number of Shares Constituting One Unit of Stock and Non-issuance of Share Certificates representing Shares of Less Than One Unit of Stock) Article 9 The number of shares constituting one unit of stock shall be fifty (50). (2) The Company shall not issue share certificates representing shares constituting less than one unit of stock.
(Request for Sale of Shares Constituting Less Than One Unit) Article 8 A shareholder (including a beneficial shareholder; hereinafter the same) holding shares constituting less than one unit, in accordance with the provisions of the Share Handling Regulations, may request the Company to sell to him/her such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of stock.	(Request for Sale of Shares Constituting Less Than One Unit) Article 10 A shareholder (including a beneficial shareholder; hereinafter the same) holding shares constituting less than one unit, in accordance with the provisions of the Share Handling Regulations, may request the Company to sell to him/her such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of stock.
(Transfer Agent) Article 9 The Company shall appoint a transfer agent with respect to its shares. (2) The transfer agent and its business office shall be designated by a resolution of the Board of Directors of the Company and public notices thereof shall be issued by the Company	(Transfer Agent) Article 11 The Company shall appoint a transfer agent. (2) The transfer agent and its business office shall be designated by a resolution of the Board of Directors of the Company and public notices thereof shall be issued by the Company.

Existing Articles of Incorporation	Proposed Amendments
(3) The registry of shareholders of the Company (including the registry of beneficial shareholders; hereinafter the same) and the registry of lost share certificates of the Company shall be retained at the business office of the transfer agent. The business pertaining to shares, such as registration of transfers of shares, registration of lost share certificates and purchase and sale of shares constituting less than one unit, etc. shall be handled by the transfer agent and not by the Company.	(3) The registry of shareholders of the Company (including the registry of beneficial shareholders; hereinafter the same), the registry of lost share certificates and the ledger of stock acquisition rights of the Company shall be retained at the business office of the transfer agent. The business pertaining to listing and recording in the registry of shareholders, the registry of lost share certificates and the ledger of stock acquisition rights and purchase and sale of share constituting less than one unit, etc. and other business pertaining to shares and stock acquisition rights shall be handled by the transfer agent and not by the Company.
(Date of Record) Article 10 The Company shall deem those shareholders with voting rights whose names are listed or recorded in the last registry of shareholders as of March 31 of each year to be shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders to be held with respect to such fiscal term. (2) In addition to the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may designate as eligible shareholders or registered pledgees those shareholders or registered pledgees listed or recorded in the registry of shareholders at the close of a certain trading date.	(Date of Record) Article 12 The Company shall deem those shareholders with voting rights whose names are listed or recorded in the last registry of shareholders as of March 31 of each year to be shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders to be held with respect to such fiscal year. (2) In addition to the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may designate as eligible shareholders or registered pledgees of shares those shareholders or registered pledgees of shares listed or recorded in the registry of shareholders at the close of a certain trading date.
(Share Handling Regulations) Article 11 The business and handling charges pertaining to shares of the Company, including denominations of share certificates, registration of transfers of shares, delivery of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one unit, etc. shall be governed by the Share Handling Regulations adopted and amended by a resolution of the Board of Directors of the Company.	(Share Handling Regulations) Article 13 The business and handling charges pertaining to shares of the Company and stock acquisition rights of the Company, including denominations of share certificates, listing and recording in the registry of shareholders, the registry of lost share certificates and the ledger of stock acquisition rights of the Company, and purchase and sale of shares constituting less than one unit, etc. shall be governed by the Share Handling Regulations adopted or amended by a resolution of the Board of Directors of the Company.

Existing Articles of Incorporation	Proposed Amendments
SECTION 3 GENERAL MEETINGS OF SHAREHOLDERS	SECTION 3 GENERAL MEETINGS OF SHAREHOLDERS
(Convocation of the General Meeting) Article 12 The Ordinary General Meeting of Shareholders shall be convened within the next three months following the date of closing of accounts of each year and an Extraordinary General Meeting of Shareholders shall be convened whenever necessary.	(Convocation of the General Meeting) Article 14 The Ordinary General Meeting of Shareholders shall be convened within the next three months following the last day of each fiscal year and an Extraordinary General Meeting of Shareholders shall be convened whenever necessary.
Article 13 (Omitted)	Article 15 (Same as at present)
(Chairman of the General Meeting) Article 14 (Omitted) (2) In the event the President and Director of the Company is unable to serve as chairman of the General Meeting of Shareholders, another member of the Board of Directors shall act as such chairman in the order previously fixed by the Board of Directors.	(Chairman of the General Meeting) Article 16 (Same as at present) (2) In the event the President and Director of the Company is unable to serve as chairman of the General Meeting of Shareholders, another member of the Board of Directors shall act as such chairman in the order previously fixed by the Board of Directors.
(Added)	(Disclosure via the Internet of Reference Materials for the General Meeting of Shareholders, etc., and the Deemed Provision of Information) Article 17 The Company shall be deemed to have provided the shareholders with the necessary information with respect to the matters to be stated or indicated in the reference materials for the general meeting of shareholders, the business reports, the financial statements and the consolidated financial statements, by disclosing such information via the Internet in accordance with the ordinance of the Ministry of Justice.
(Resolutions of the General Meeting) Article 15 Except as otherwise provided by law or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority of votes of the shareholders present. (2) Resolutions to be adopted pursuant to Article 343 of the Japanese Commercial Code may be adopted by two-thirds (2/3) or more of the votes of the shareholders present who hold one-third (1/3) or more of the total number of voting rights of all shareholders.	(Resolutions of the General Meeting) Article 18 Except as otherwise provided by law or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority of votes of the shareholders with voting rights present. (2) Resolutions to be adopted pursuant to Article 309, Paragraph 2 of the Japanese Company Law may be adopted by two-thirds (2/3) or more of the votes of the shareholders present who hold one-third (1/3) or more of the total number of voting rights of shareholders with voting rights.

Existing Articles of Incorporation	Proposed Amendments
(Exercise of Voting Rights by Proxy) Article 16 A shareholder may exercise his/her voting rights by authorizing another shareholder with voting rights to act as his/her proxy. In such case, a shareholder or his/her proxy shall submit to the Company a document evidencing his/her power of representation for each general meeting of shareholders.	(Exercise of Voting Rights by Proxy) Article 19 A shareholder may exercise his/her voting rights by authorizing one (1) other shareholder with voting rights to act as his/her proxy. In such case, a shareholder or his/her proxy shall submit to the Company a document evidencing his/her power of representation for each general meeting of shareholders.
SECTION 4 DIRECTORS AND BOARD OF DIRECTORS	SECTION 4 DIRECTORS AND BOARD OF DIRECTORS
(Number of Directors) Article 17 The Company shall appoint no more than ten (10) Directors.	(Number of Directors) Article 20 The Company shall appoint no more than ten (10) Directors.
(Election of Directors) Article 18 Directors shall be elected at the General Meeting of Shareholders.	(Election of Directors) Article 21 Directors shall be elected by a resolution of the General Meeting of Shareholders.
(2) Resolutions for the election of Directors pursuant to the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold one-third (1/3) or more of the voting rights of all shareholders. (Omitted)	(2) Resolutions for the election of Directors pursuant to the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold one-third (1/3) or more of the total number of voting rights of shareholders with voting rights. (Same as at present)
(Term of Office of Directors) Article 19 The term of office of a Director shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within two (2) years from his/her assumption of office.	(Term of Office of Directors) Article 22 The term of office of a Director shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last fiscal year ending within two (2) years from his/her election to office.
(Representative Directors) Article 20 Representative Directors shall be appointed by a resolution of the Board of Directorsof the Company.	(Representative Directors) Article 23 Representative Directors shall be elected by a resolution of the Board of Directors of the Company.
(Directors with Specific Titles) Article 21 The Board of Directors may appoint by a resolution one (1) Chairman of the Board of Directors and one (1) President and Director.	(Directors with Specific Titles) Article 24 The Board of Directors may elect by a resolution one (1) Chairman of the Board of Directors, one (1) President and Director, and several Deputy Presidents and Directors.
(2) The Board of Directors may appoint by a resolution several Deputy Presidents and Directors, Senior Managing Directors and Managing Directors.	(Deleted)
(Board of Directors) Article 22 Directors of the Company shall constitute the Board of Directors of the Company. (Omitted)	(Board of Directors) Article 25 All Directors of the Company shall constitute the Board of Directors of the Company. (Same as at present)

Existing Articles of Incorporation	Proposed Amendments
(Added)	(Omission of the Procedure for Adopting Resolutions of the Board of Directors) Article 26 With respect to the matters to be resolved at the Board of Directors of the Company, if all Directors (who are eligible to vote for such resolutions) declared themselves for the matters resolved by writing or by electromagnetic record, such resolutions of the Board of Directors shall be deemed to have been adopted, unless Corporate Auditors raise any objection.
(Directors' Compensation) Article 23 The compensation for Directors of the Company shall be decided by a resolution of the General Meeting of Shareholders.	(Directors' Compensation etc.) Article 27 The compensation etc. for Directors of the Company shall be determined by a resolution of the General Meeting of Shareholders.
(Limitation of Liability of Directors) Article 24 Pursuant to the provisions of Article 266, Paragraph 12 of the Japanese Commercial Code, the Company may release Directors (including former Directors) from liabilities relating to the acts specified in Paragraph 1, Item 5 of the said article, to the extent permitted by law, in accordance with a resolution of the Board of Directors. (2) Pursuant to the provisions of Article 266, Paragraph 19 of the Japanese Commercial Code, the Company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director arising from acts specified in Paragraph 1, Item 5 of the said article shall be limited; provided, however, the limit of the liability shall be a prescribed amount that is 10 million yen or more or an amount set by law, whichever is the greater.	(Limitation of Liability of Directors) Article 28 Pursuant to the provisions of Article 426, Paragraph 1 of the Japanese Company Law, the Company may release Directors (including former Directors) from liabilities for damages stipulated in Article 423, Paragraph 1 of the same Law, to the extent permitted by law, in accordance with a resolution of the Board of Directors. (2) Pursuant to the provisions of Article 427, Paragraph 1 of the Japanese Company Law, the Company may enter into an agreement with each of the Outside Directors to the effect that any liability for damages of such Outside Director stipulated in Article 423, Paragraph 1 of the same Law shall be limited; provided, however, the limit of the liability shall be a prescribed amount that is 10 million yen or more or an amount set by law, whichever is the greater.
SECTION 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Number of Corporate Auditors) Article 25 The Company shall appoint no more than six (6) Corporate Auditors.	SECTION 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Number of Corporate Auditors) Article 29 The Company shall appoint no more than six (6) Corporate Auditors.
(Election of Corporate Auditors) Article 26 Corporate Auditors shall be elected at the General Meeting of Shareholders.	(Election of Corporate Auditors) Article 30 Corporate Auditors shall be elected by a resolution of the General Meeting of Shareholders.

Existing Articles of Incorporation	Proposed Amendments
(2) Resolutions for the election of Corporate Auditors pursuant to the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold one-third (1/3) or more of the voting rights of all shareholders.	(2) Resolutions for the election of Corporate Auditors pursuant to the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold one-third (1/3) or more of the total number of voting rights of shareholders with voting rights.
(Term of Office of Corporate Auditors) Article 27 The term of office of a Corporate Auditor shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within four (4) years from his/her assumption of office.	(Term of Office of Corporate Auditors) Article 31 The term of office of a Corporate Auditor shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last fiscal year ending within four (4) years from his/her election to office.
(Appointment of Alternate Corporate Auditor(s)) Article 28 In order to prepare for the event of an unexpected shortfall in the number of corporate auditors as required by law, the Company may preliminarily elect the person(s) who shall be Corporate Auditor(s) (hereinafter referred to as " Alternate Corporate Auditor(s)") by a resolution of a General Meeting of Shareholders. (2) The person(s) appointed as Alternate Corporate Auditor(s), as specified in the preceding paragraph, shall be immediately appointed as Corporate Auditor in the event that the number of Corporate Auditors falls short of that required by law. In such an event, the term of office of the newly appointed Corporate Auditor shall be the remainder of the term of office of the previous Corporate Auditor whose position he or she has filled. (3) The term of office of a Alternate Corporate Auditor, referred to in Paragraph 1 above, if such a Standby Corporate Auditor is appointed, shall be terminated immediately before the start of the next Ordinary General Meeting of Shareholders. (4) The provisions of Article 26, Paragraph 2 above shall apply equally to the Alternate Corporate Auditor referred to in Paragraph 1 of this article.	(Deleted)
(Standing Corporate Auditors) Article 29 Corporate Auditors shall elect one or more Standing Corporate Auditors among themselves.	(Standing Corporate Auditors) Article 32 The Board of Corporate Auditors shall elect one or more Standing Corporate Auditors from among the Corporate Auditors.

Existing Articles of Incorporation	Proposed Amendments
(Board of Corporate Auditors) Article 30 Corporate Auditors of the Company shall constitute the Board of Corporate Auditors of the Company. (Omitted)	(Board of Corporate Auditors) Article 33 All Corporate Auditors of the Company shall constitute the Board of Corporate Auditors of the Company. (Same as at present)
(Corporate Auditors' Compensation) Article 31 The compensation for Corporate Auditors of the Company shall be decided by a resolution of the General Meeting of Shareholders.	(Corporate Auditors' Compensation etc.) Article 34 The compensation etc. for Corporate Auditors of the Company shall be determined by a resolution of the General Meeting of Shareholders.
(Limitation of Liability of Corporate Auditors) Article 32 Pursuant to the provisions of Article 280, Paragraph 1 of the Japanese Commercial Code, the Company may release Corporate Auditors (including former Corporate Auditors) from liabilities to the extent permitted by law, in accordance with a resolution of the Board of Directors of the Company.	(Limitation of Liability of Corporate Auditors) Article 35 Pursuant to the provisions of Article 426, Paragraph 1 of the Japanese Company Law, the Company may release Corporate Auditors (including former Corporate Auditors) from liabilities for damages stipulated in Article 423, Paragraph 1 of the same Law, to the extent permitted by law, in accordance with a resolution of the Board of Directors.
(Added)	(2) Pursuant to the provisions of Article 427, Paragraph 1 of the Japanese Company Law, the Company may enter into an agreement with each of the Outside Corporate Auditors to the effect that any liability for damages of such Outside Corporate Auditors stipulated in Article 423, Paragraph 1 of the same Law shall be limited; provided, however, the limit of the liability shall be a prescribed amount that is 10 million yen or more or an amount set by law, whichever is the greater.
SECTION 6 METHODS OF CALCULATION	SECTION 6 METHODS OF CALCULATION
(Business Term and Date of Accounts Settlement) Article 33 The business term of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the Company's accounts for each term shall be closed at the end of the final day of the term in question.	(Fiscal Year) Article 36 The fiscal year of the Company shall commence on April 1 of each year and shall end on March 31 of the following year.
(Dividends) Article 34 Dividends shall be paid to the shareholders or registered pledgees whose names are listed or recorded in the last registry of shareholders as of the closing of accounts of each year.	(Distribution of Surplus) Article 37 Distribution of Surplus shall be made to the shareholders or registered pledgees of shares whose names are listed or recorded in the last registry of shareholders as of March 31 of each year.

Existing Articles of Incorporation	Proposed Amendments
(Interim Dividends) Article 35 The Company may, by a resolution of the Board of Directors, make payment, as stipulated in Article 293, Paragraph 5 of the Japanese Commercial Code (hereinafter, "interim dividend"), to shareholders and registered pledgees listed or recorded in the last registry of shareholders as of September 30 of each year.	(Interim Dividends) Article 38 The Company may, by a resolution of the Board of Directors, make distribution of surplus as stipulated in Article 454, Paragraph 5 of the Japanese Company Law (hereinafter, "interim dividend") to shareholders and registered pledgees of shares listed or recorded in the last registry of shareholders as of September 30 of each year.
(Time Limitation on Obligation to Make Dividend Payment) Article 36 If dividends or interim dividends are not claimed within five (5) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment. (2) No interest shall be accrued on either dividends or interim dividends.	(Time Limitation on Obligation to Make Dividend Payment) Article 39 If cash distributions of surplus (including interim dividends) are not claimed within five (5) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment. (2) No interest shall be accrued on cash distributions of surplus (including interim dividends).
(Added)	SUPPLEMENTARY ARTICLES
(Added)	Article 1 The amendment of Article 3 shall become effective on the relocation date determined by a resolution of the Board of Directors to be held by the end of July 2006.

Proposal No.3 Election of Two Directors

For the purpose of strengthening the management system of the Company, the election of two Directors is newly proposed.

The candidates for directors are as follows:

Candidate No.	Name (Date of Birth)	Personal history and representation of other companies	Number of the Company's shares held
1	Katsuro Oishi (May 24, 1951)	APR 1974 Entered Taiyo Mutual Life Insurance Company JUL 1999 Director of Taiyo Mutual Life Insurance Company SEP 2000 Managing Director of Taiyo Mutual Life Insurance Company APR 2003 Managing Director of Taiyo Life Insurance Company JUN 2003 Senior Managing Director of Taiyo Life Insurance Company JAN 2004 Representative Director and President of Taiyo Life Insurance Company (present) (Posts held in other companies) Representative Director and President of Taiyo Life Insurance Company	2,700
2	Haruo Kuramochi (June 11, 1949)	APR 1973 Entered Daido Mutual Life Insurance Company JUL 1998 Director of Daido Mutual Life Insurance Company MAR 2001 Managing Director of Daido Mutual Life Insurance Company APR 2002 Managing Director of Daido Life Insurance Company APR 2004 Representative Director and President of Daido Life Insurance Company (present) (Posts held in other companies) Representative Director and President of Daido Life Insurance Company	2,300

Note: No conflict of interest exists between the Company and any of the above candidates.

Proposal No.4 Election of One Alternate Corporate Auditor

In order to prepare for the event of an unexpected shortfall in the number of Corporate Auditors that is required by law, it is proposed that the Company preliminarily elect one person as a Alternate Outside Corporate Auditor for Outside Corporate Auditors Minoru Suzuki and Masanao Iechika.

It is also proposed that, before the appointment becomes effective, the election under this proposal may be revoked by a resolution of the Board of Directors based on the consent of the Board of Corporate Auditors.

The Board of Corporate Auditors has previously given its approval to this proposal.

The candidate for Alternate Corporate Auditor is as follows.

Name (Date of Birth)	Personal history and representation of other companies		Number of the Company's shares held
Shigetake Ogata (June 4, 1934)	APR 1960	Public Prosecutor, The Tokyo District Public Prosecutors Office	890
	JUL 1993	Director, Public Security Investigation Agency	
	JUL 1995	Superintendent Public Prosecutor, Sendai High Public Prosecutors' Office	
	JUN 1996	Superintendent Public Prosecutor, Hiroshima High Public Prosecutors' Office	
	JUN 1997	Registration as practicing attorney	
	JUL 1998	Corporate Auditor of Taiyo Mutual Life Insurance Company	
	APR 2003	Corporate Auditor of Taiyo Life Insurance Company (Present)	

Note: No conflict of interest exists between the Company and the above candidate for Standby Corporate Auditor.

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 2nd fiscal year (from April 1, 2005 through March 31, 2006) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 28, 2006 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Brief history of the company
  3. Substance of business
  4. Related companies
  5. Employees
- II. Business operations
  1. Summary of results of operations, etc.
  2. State of underwriting and asset management
  3. Material business issues to be dealt with
  4. Risks of business operations, etc.
  5. Contracts material to operation of business
  6. Research and development activities
  7. Analysis of financial position and results of operations
- III. Conditions of facilities
  1. Outline of capital expenditures, etc.
  2. Conditions of principal facilities
  3. Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  1. Information concerning shares, etc.
  2. Acquisition, etc. of treasury stock
  3. Dividend policy
  4. Changes in share price
  5. Officers
  6. Corporate governance
- V. Financial condition
  1. Consolidated financial statements, etc.
  2. Non-consolidated financial statements, etc.
- VI. Outline of share handling matters
- VII. Information for reference
  1. Information of the parent company

2. Other information

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

File No.82-34783

May 17, 2006

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Coder: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Disclosure of Embedded Value as of March 31, 2006

T&D Holdings, Inc., Taiyo Life Insurance Company, Daido Life Insurance Company, and T&D Financial Life Insurance Company hereby announce the Embedded Value (hereinafter, EV) calculations of the T&D Life Group (Total and by each company) as of March 31, 2006, as described below.

1. The T&D Life Group's EV Results

The followings are the EV of the T&D Life Group (sum of the three life insurance companies' EV) and its breakdown as of March 31, 2006. T&D Life Group has standardized the methodology and the approach to set major assumptions for the calculation of EV.

(Billions of yen)

	As of March 31, 2006	As of March 31, 2005	Amount of increase (decrease)
EV	1,992.8	1,198.3	794.4
Adjusted book value **(Note 1)**	1,232.5	650.7	581.8
Existing business value **(Note 2)**	760.2	547.6	212.6
EV of new business **(Note 3)**	65.1	61.2	3.8

Note 1: Adjusted book value = Total equity (excluding net unrealized gains on securities)
+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve, and unallotted portion of reserve for policyholder dividends)
+ general reserve for possible loan losses (after-tax)
+ net unrealized gains (losses) on securities (after-tax, excluding yen denominated bonds, including derivative transactions)
+ net unrealized gains (losses) on real estate (after-tax)
- deferred tax assets for quasi-equity liabilities.

Note 2: Existing business value = Present value of future after-tax profit on existing business in force
- present value of cost of capital.

Cost of capital is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.

Note 3: The EV of new business included in the total EV represents the value of new business (including new business from conversion) for the year ended March 31, 2006.

What is "Embedded Value (EV)"?
EV is the sum of adjusted book value, calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company. Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and recognition of profits. The use of EV allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

2. The EV Results of the Three Companies

The followings are the EV of Taiyo Life, Daido Life, and T&D Financial Life.

(1) Taiyo Life

(Billions of yen)

	As of March 31, 2006	As of March 31, 2005	Amount of increase (decrease)
EV	717.8	337.6	380.2
Adjusted book value	514.8	271.0	243.8
Existing business value	202.9	66.6	136.3
EV of new business	31.5	33.2	(1.6)

(2) Daido Life

(Billions of yen)

	As of March 31, 2006	As of March 31, 2005	Amount of increase (decrease)
EV	1,205.6	825.5	380.1
Adjusted book value	667.1	357.7	309.3
Existing business value	538.4	467.7	70.7
EV of new business	36.0	29.8	6.1

(3) T&D Financial Life

(Billions of yen)

	As of March 31, 2006	As of March 31, 2005	Amount of increase (decrease)
EV	69.3	35.1	34.1
Adjusted book value	50.5	21.8	28.6
Existing business value	18.8	13.2	5.5
EV of new business	(2.4)	(1.8)	(0.6)

Note: EV of new business as of March 31, 2006 includes the EV of new business from sales representative channel, which was terminated for new policy sales on August 2005. EV of new business from individual variable annuity sales only is (2.1) billion yen.

3. Major Assumptions

The followings are the major assumptions employed in the calculation of EV.

Item	Setting of assumptions
Discount rate	6.5% Set by adding the company's assumed risk premium (4.5%) to the year-end risk free rate (the yield on 10-year Japanese government bonds is: 1.77 %).
Investment yield on new investments	Set each company's planned asset allocation and assumed investment yield by assets categories on new investments (see details in table (1)-(3), on page 4). Taiyo Life: 2.74 % Daido Life: 2.81% T&D Financial Life: 1.65%
Required solvency margin ratio	600% For the purpose of calculating the cost of capital, the solvency margin ratio required to be maintained was assumed.
Mortality and morbidity	Set based on each company's experience over the three most recent fiscal years (fiscal 2003 – fiscal 2005). **(Note 1)**
Surrender and lapse	Set based on each company's experience over the three most recent fiscal years (fiscal 2003 – fiscal 2005). **(Note 2)**
Operating expenses	Set based on each company's experience of the most recent fiscal year (fiscal 2005).
Effective tax rate	Set based on the most recent effective tax rate (based on the rate for fiscal 2005).

Note 1: "fiscal 2005" as used above means the period April 1, 2005 – March 31, 2006.

Note 2: To eliminate the influence of T&D Financial Life's special circumstances (the surrender and lapse rate temporarily increased when its business resumed after the bankruptcy of Tokyo Life), the surrender and lapse rate of T&D Financial Life is set based on the experience of the most recent fiscal year (fiscal year 2005).

(1) Taiyo Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2006		As of March 31, 2005	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.08%	2.6%	0.04%	2.3%
Domestic bonds, commercial loans	1.77%	66.2%	1.24%	68.5%
Domestic stocks	6.77%	14.5%	6.34%	10.7%
Foreign bonds	2.00%	9.7%	2.07%	12.2%
Other assets	5.64%	6.9%	4.96%	6.3%
Total	2.74%	100.0%	2.09%	100.0%

(2) Daido Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2006		As of March 31, 2005	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.08%	11.5%	0.04%	12.3%
Domestic bonds, commercial loans	1.56%	54.9%	0.91%	59.1%
Domestic stocks	6.77%	16.3%	6.34%	12.4%
Foreign bonds	3.68%	5.4%	2.66%	3.8%
Other assets	5.41%	11.9%	6.04%	12.3%
Total	2.81%	100.0%	2.18%	100.0%

(3) T&D Financial Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2006		As of March 31, 2005	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.08%	3.1%	0.04%	3.5%
Domestic bonds, commercial loans	1.66%	94.9%	1.15%	76.5%
Domestic stocks	-	-	6.34%	2.0%
Foreign bonds	-	-	1.80%	11.5%
Other assets	3.60%	2.0%	5.54%	6.5%
Total	1.65%	100.0%	1.58%	100.0%

Note 1: For the assumed investment yield used in each asset category, domestic bonds, commercial loans, and foreign bonds are calculated based on each company's investment plan (composition of maturity date, ratings, etc., are considered in domestic bonds and commercial loans, and currency position and hedge ratio are considered in foreign bonds). Other categories are calculated based on the figures standardized by the T&D Life Group.

Note 2: Other assets include real estate, foreign stocks, policy loans, private equities and hedge funds, etc.

4. Effects of Changes in Assumptions (Sensitivities)

The followings are the effects on the EV of changes in assumptions.

(1) Taiyo Life

(Billions of yen)

		Amount of increase(decrease)	EV amount
Discount rate	Up from 6.5% to 7.5%	(20.0)	697.8
	Down from 6.5% to 5.5%	22.8	740.7
Solvency margin ratio	Up from 600% to 700%	(28.8)	689.0
	Down from 600% to 500%	28.3	746.1
Investment yield on Total Assets	+0.25%	58.7	776.6
	-0.25%	(58.7)	659.1
Investment yield on New Assets	+0.25%	19.2	737.1
	-0.25%	(19.2)	698.6
Surrender and lapse rate in individual insurance and individual annuities	Assumption x 110%	(6.4)	711.3
	Assumption x 90%	6.9	724.7
Operating expense rate related to maintaining existing policies in-force	Assumption x 110%	(13.6)	704.1
	Assumption x 90%	13.6	731.5

(2) Daido Life

(Billions of yen)

		Amount of increase(decrease)	EV amount
Discount rate	Up from 6.5% to 7.5%	(50.8)	1,154.8
	Down from 6.5% to 5.5%	58.9	1,264.5
Solvency margin ratio	Up from 600% to 700%	(19.0)	1,186.5
	Down from 600% to 500%	18.6	1,224.2
Investment yield on Total Assets	+0.25%	64.1	1,269.7
	-0.25%	(68.8)	1,136.7
Investment yield on New Assets	+0.25%	49.0	1,254.6
	-0.25%	(53.2)	1,152.3
Surrender and lapse rate in individual insurance and individual annuities	Assumption x 110%	(26.1)	1,179.4
	Assumption x 90%	29.1	1,234.7
Operating expense rate related to maintaining existing policies in-force	Assumption x 110%	(15.6)	1,189.9
	Assumption x 90%	15.6	1,221.2

(3) T&D Financial Life

(Billions of yen)

		Amount of increase(decrease)	EV amount
Discount rate	Up from 6.5% to 7.5%	(0.3)	68.9
	Down from 6.5% to 5.5%	0.3	69.6
Solvency margin ratio	Up from 600% to 700%	(1.0)	68.2
	Down from 600% to 500%	1.0	70.3
Investment yield on Total Assets	+0.25%	3.4	72.8
	-0.25%	(4.3)	64.9
Investment yield on New Assets	+0.25%	2.2	71.5
	-0.25%	(2.3)	66.9
Surrender and lapse rate in individual insurance and individual annuities	Assumption x 110%	(0.3)	68.9
	Assumption x 90%	0.5	69.8
Operating expense rate related to maintaining existing policies in-force	Assumption x 110%	(1.4)	67.8
	Assumption x 90%	1.4	70.7

5. Analysis of Change in EV from March 31, 2005 to March 31, 2006

The followings are the analysis of change in EV of Taiyo Life, Daido Life, and T&D Financial Life from March 31, 2005 to March 31, 2006.

(Billions of yen)

Item	Amount			
	Taiyo Life	Daido Life	T&D Financial Life	Total
(1) EV as of March 31, 2005	337.6	825.5	35.1	1,198.3
(2) Shareholder dividends and other	(2.2)	(8.7)	-	(10.9)
(3) Expected interest on EV as of March 31, 2005 **(Note 1,2)**	20.1	49.0	2.1	71.3
(4) Differences between assumed and actual experiences for the year ended March 31, 2006 **(Note 2, 3)**	228.6	248.3	35.5	512.5
(5) Differences from changes in the assumptions	102.1	55.4	(1.1)	156.4
(6) EV of new business for the year ended March 31, 2006 **(Note 4)**	31.5	36.0	(2.4)	65.1
(7) EV as of March 31, 2006	717.8	1,205.6	69.3	1,992.8

Note 1: The amount of expected interest is calculated as follows: The EV at the beginning of the fiscal year ((1) + (2) in the above table) x the discount rate applied to the EV calculation at the end of the previous fiscal year (6%).

Note 2: Items (3) and (4) in the above table include the amount of change in unrealized gains and losses on asset (after-tax). (Taiyo Life: 218.9 billion yen, Daido Life: 267.8 billion yen, T&D Financial Life: 0.9 billion yen).

Note 3: T&D Financial Life's item (4) in the above table includes a 31.8 billion yen (after-tax) increase attributed to the capital raising on March 2006.

Note 4: T&D Financial Life's item (6) in the above table includes the EV of new business from sales representative channel, which was terminated for new policy sales on August 2005. EV of new business from individual variable annuity sales only is (2.1) billion yen.

6. Note in Using EV

The calculation of EV involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future results might materially differ from the assumptions used in the EV calculations. Moreover, although EV is one indicator of the corporate value of a stock life insurance company, the actual market value may significantly diverge from the EV, and investors are advised to be cautious.

7. Opinion of Actuarial Firm

T&D Holdings requested Milliman Inc., an outside third party professional (an independent actuarial firm) equipped with expert knowledge relating to actuarial calculations to review the calculation methodology, the assumptions, the consistency of methodology and the validity of results of EV calculations among the three companies of the T&D Life Group, and obtained Milliman's professional opinion.

(To see the Milliman opinion, please refer to our Web site: URL http://www.td-holdings.co.jp/e/)

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

A MILLIMAN GLOBAL FIRM



Milliman

Consultants and Actuaries

〒102-8578
東京都千代田区紀尾井町4-1
ニューオータニガーデンコート 23F
Tel 03-5211-7031 Fax 03-5211-7033

New Otani Garden Court 23F
4-1 Kioicho Chiyoda-ku
Tokyo 102-8578, Japan
Tel +81 3 5211.7031 Fax +81 3 5211.7033
www.milliman.com

Submitted to:
The Board of Directors
T&D Holdings, Inc.

May 15, 2006

Toshiyuki Ikuma, FIAJ
Managing Director & Senior Consultant

Opinion Regarding the Embedded Value Calculations of T&D Life Group (Three Life Insurance Subsidiaries of T&D Holdings, Inc.)

This opinion is offered in connection with embedded value calculations of the three life insurance subsidiaries (hereafter referred to as "the 3 life companies") of T&D Holdings, Inc. (hereafter referred to as "T&D Holdings") as of March 31, 2006. Any distribution of this document must be in its entirety.

Qualifications

Toshiyuki Ikuma, Managing Director of Milliman, Inc. in Japan (hereafter referred to as "Milliman"), is a Fellow of the Institute of Actuaries of Japan (hereafter referred to as "IAJ". Ikuma is qualified as an actuary and is obligated to follow the Code of Conduct of the IAJ.

Professional Background

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles. Further although TDH does not describe its EV as compliant with the CFO

Forum publication *European Embedded Value Principles* together with *the Basis for Conclusions*, we have also considered those documents in forming our opinion.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market value of T&D Holdings or the 3 life companies.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about T&D Holdings and about the 3 life companies, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Milliman professionals worked closely with T&D Holdings and each of the 3 life companies in the development of embedded value methods and assumptions, and have assisted in various numerical calculations. When the life insurance subsidiary of T&D Holdings was primarily responsible for developing methods, assumptions, or results, such work was reviewed by us to assure the appropriateness of those methods, assumptions or results. When Milliman professionals were responsible for developing methods, assumptions, or results, our work-product was reviewed by the life insurance company concerned in addition to undergoing Milliman's internal peer review process.

Consistency of Methodology Among T&D Life Group Companies

Each of the 3 life companies has been developing embedded values, and total and breakdown of the embedded values of the 3 life companies have been published in prior years by T&D Life Group. Milliman has worked with each of the 3 life companies to review methods and assumptions, in order to assure an appropriate level of comparability exists among the companies. Because of the companies' different markets and operations, actual experience assumptions will differ among the companies. However, the approach of the three Holding Company entities to the development of key experience assumptions, and overall approach to embedded value methods (e.g. – definition of distributable cash, discount rate) does not differ among the companies in a manner that should hinder a third-party analyst, competent in the field of discounted cash flows, from developing a comparative view of results.

Reliance

In the course of this work, Milliman professionals depended on data and information provided by the 3 life companies. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements, in particular, the values of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2006, and other related data.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.
5. Business plans and other data and information provided by the 3 life companies.
6. Various experience data, for example, lapse, mortality, and morbidity, developed by the professionals of the 3 life companies.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2006, that are the subject of this opinion, are summarized in the table below:

T&D Insurance Group (Total of the 3 life companies)

(Y 100 millions)

Item	Amount
Adjusted Book Value	12, 325
Existing Business Value, after tax and cost of capital	7, 602
Total Embedded Value	19, 928
Value One Year Sales	651

The breakdown for each of the 3 life companies is shown below:

Taiyo Life

(Y 100 millions)

Item	Amount
Adjusted Book Value	5, 149
Existing Business Value, after tax and cost of capital	2, 029
Total Embedded Value	7, 178
Value One Year Sales	315

Daido Life

(Y 100 millions)

Item	Amount
Adjusted Book Value	6, 671
Existing Business Value, after tax and cost of capital	5, 384
Total Embedded Value	12, 056
Value One Year Sales	360

T&D Financial Life

(Y 100 millions)

Item	Amount
Adjusted Book Value	505
Existing Business Value, after tax and cost of capital	188
Total Embedded Value	693
Value One Year Sales	(24)

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2006), and we have not considered such changes in rendering our opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expenses. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

It is important to appreciate that embedded values are developed using a single, deterministic set of assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with T&D Financial Life's variable annuity block. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that T&D Holdings' embedded value, as of March 31, 2006, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.


T&D
T&D Life Group

April 10, 2006

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Notice of Increase in Net Unrealized Gains on Securities at the End of the Fiscal Year Ended March 31, 2006

T&D Holdings announced today that an estimated increase in consolidated net unrealized gains on securities at the end of the fiscal year ended March 31, 2006, as shown below.

Consolidated Basis

(A) Net unrealized gains on securities at the end of the fiscal year ended March 31, 2006	696.3 billion yen
(B) Net unrealized gains on securities at the end of the fiscal year ended March 31, 2005	246.4 billion yen
(C) Increase in net unrealized gains on securities at the end of the fiscal year ended March 31, 2006 (A)−(B)	449.8 billion yen
(D) Shareholders' equity at the end of the fiscal year ended March 31, 2005 (C) / (D) x 100	582.3 billion yen 77.3 %

Notes:

1. The increase in net unrealized gains on securities at the end of the fiscal year ended March 31, 2006 (C in the table), exceeded 30 percent of shareholders' equity at the end of the fiscal year ended March 31,2005 (D in the table). T&D Holdings is required to disclose this information in accordance with timely disclosure regulations.
2. Net unrealized gains on securities above are on an after-tax basis.
3. Net unrealized gains on securities at the end of the fiscal year ended March 31, 2006 (A, in the table) are estimated as of April 10, 2006. We will disclose these details on May 17, 2006.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

May 17, 2006
T&D Financial Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2006
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Fiscal Year Ended March 31, 2005		Six Months Ended September 30, 2005		Fiscal Year Ended March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Annualized Premiums of New Policies	(MY)	8,306	(28.2)	7,239	87.6	13,030	56.9
3rd Sector Products	(MY)	1,697	5.9	293	(68.6)	293	(82.7)
Annualized Premiums of Total Policies	(MY)	68,339	6.9	72,984	12.9	74,117	8.5
3rd Sector Products	(MY)	9,434	7.5	8,512	(5.7)	7,711	(18.3)
Income from Insurance Premiums	(MY)	126,003	(19.3)	107,503	91.4	208,153	65.2
Individual Insurance and Annuities	(MY)	112,423	(19.4)	100,389	101.6	194,357	72.9
Group Insurance and Annuities	(MY)	10,944	(18.2)	4,534	(16.0)	8,951	(18.2)
New Policy Amount	(MY)	299,732	(32.5)	102,995	(35.7)	162,783	(45.7)
Policy Amount in Force	(MY)	2,913,030	(7.1)	2,782,043	(8.0)	2,665,417	(8.5)
Surrender and Lapse Amount	(MY)	425,146	(18.0)	223,442	3.4	418,694	(1.5)
Surrender and Lapse Rate	(%)	13.56	(2.09points)	7.67	0.78points	14.37	0.81points

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2005 is presented in comparison with the six months ended September 30, 2004. (hereinafter, same if not mentioned otherwise)
4. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	(MY)	727,258	6.6	817,414	16.7	934,116	28.4
Adjusted Net Asset	(MY)	41,195	18.9	36,242	(18.7)	64,567	56.7
Adjusted Net Asset/ General Account Assets	(%)	8.5	1.6points	7.8	(1.1points)	13.6	5.1points
Solvency Margin Ratio	(%)	721.7	(263.1points)	1,070.3	(381.0points)	1,911.8	1,190.1points

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

		Fiscal Year Ended March 31, 2005		Fiscal Year Ended March 31, 2006		Fiscal Year Ending March 31, 2007 (Forecast)
		Amount	% Change	Amount	% Change	Amount
Core Profit	(MY)	(6,746)	-	(7,037)	-	(8,000)

		Fiscal Year Ended March 31, 2005		Fiscal Year Ended March 31, 2006		Fiscal Year Ending March 31, 2007 (Forecast)
		Amount	Change	Amount	Change	Amount
Negative Spread	(MY)	3,924	6.9	4,306	38.1	4,000

		Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2006	Fiscal Year Ending March 31, 2007 (Forecast)
Investment Yield for Core Profit	(%)	1.29	1.14	approx. 1.1
Investment Yield – General Account [Excluding monetary trusts]	(%)	1.18 [1.17]	0.01 [1.07]	approx. 0.7 [approx. 0.9]
Average Assumed Investment Yield (yearly average)	(%)	2.2	2.19	approx. 2.2

(4) Policy and Other Reserves

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Policy Reserve (Note)	(MY)	672,449	47,309	765,986	132,628	861,827	189,378
General Account	(MY)	427,335	(20,459)	414,695	(19,990)	405,103	(22,232)
Separate Account	(MY)	245,113	67,768	351,291	152,619	456,724	211,610
Reserve for Price Fluctuations	(MY)	284	90	334	90	364	80
Contingency Reserve	(MY)	1,598	1,132	3,143	2,452	5,134	3,536
Contingency Reserve 1	(MY)	1,598	1,132	2,661	1,970	3,712	2,114
Contingency Reserve 2	(MY)	-	-	-	-	-	-
Contingency Reserve 3	(MY)	-	-	481	-	1,421	-
Contingency Reserve Fund	(MY)	-	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-	-

Note: The amount of policy reserve excludes the amount of contingency reserve.

(5) Unrealized Gains/ Losses

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Securities	(MY)	3,136	1,532	2,724	1,328	(1,360)	(4,496)
Domestic Stocks	(MY)	64	(34)	157	113	265	201
Domestic Bonds	(MY)	3,730	2,801	1,854	117	(2,693)	(6,423)
Foreign Securities	(MY)	(693)	161	(150)	1,131	53	747
Other Securities	(MY)	34	(1,396)	863	(32)	1,013	979
Real Estate (domestic land and lease)	(MY)	-	-	-	-	-	-

(6) Impairment of Fixed Assets

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Impairment Loss	(MY)	-	-		-	-	-

(7) Investment for the Fiscal Year Ended March 31, 2006

		Net Increase (Decrease)	Fiscal Year Ending March 31, 2007
Domestic Stocks	(MY)	(103)	Decrease
Domestic Bonds	(MY)	45,754	Increase
Foreign Stocks	(MY)	(3,503)	Decrease
Foreign Bonds	(MY)	(3,401)	Decrease
Real Estate	(MY)	(37)	Level-Off

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of March 31, 2006

NIKKEI Average	(yen)	approx.	11,870
TOPIX	(point)	approx.	1,266
Yen-Denominated Bonds	(%)	approx.	1.7
Foreign Securities	(yen)	approx.	124

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2006 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis.

3. The indices of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis. Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(9) Performance forecast for the Fiscal Year Ending March 31, 2007

		Fiscal Year Ending March 31, 2007
Income from Insurance Premiums	(BY)	290
Annualized Premiums of Total Policies	(BY)	80
Policy Amount in Force	(BY)	2,370

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2006

a. Contributions from Domestic Banks

		As of March 31, 2006
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	None

b. Contributions to Domestic Banks

		As of March 31, 2006
Bank Stocks Held	(MY)	-
Subordinated Loans and Debentures	(MY)	16,995

(11) Number of Employees

		As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
In-house Sales Representatives	(number)	493	(48.3%)	95	(87.0%)	1	(99.8%)
Administrative personnel	(number)	456	(6.4%)	442	(7.3%)	297	(34.9%)

Note: In-house sales representatives decreased due to the inter-group reorganization of in-house sales representatives' channel.

(12) OTC Sales thorough Banks

		Fiscal Year Ended March 31, 2005		Fiscal Year Ended March 31, 2006		Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
		Amount	% Change	Amount	% Change	Amount
Variable annuities	(number)	6,359	(49.2%)	17,858	180.8%	44,829
	(MY)	51,623	(37.8%)	115,360	123.5%	302,692
Fixed annuities	(number)	-	-	-	-	-
	(MY)	-	-	-	-	-

		Total Sales since December 2005 (Lifting of ban on sales of whole life and endowment with single
Whole Life Insurance with single premiums	(number)	-
	(MY)	-
Endowment with single premiums	(number)	-
	(MY)	-

Supplementary Materials for the Fiscal Year Ended March 31, 2006

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2006

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	339	92.7	25,241	89.9	286	84.4	20,708	82.0
Individual annuities	72	105.9	3,888	118.5	86	120.3	5,945	152.9
Group insurance	-	-	18,313	91.6	-	-	15,160	82.8
Group annuities	-	-	494	76.5	-	-	444	89.9

Notes:
1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Year Ended March 31, 2005				Year Ended March 31, 2006			
	Number	Amount			Number	Amount		
			New policies	Increase from conversion			New policies	Increase from conversion
Individual insurance	22	2,389	2,389	-	3	341	341	-
Individual annuities	8	608	608	-	19	1,286	1,286	-
Group insurance	-	15	15		-	0	0	
Group annuities	-	-	-		-	-	-	

Notes:
1. There is no conversion plan from FY2001.
2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.
3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
		Change (%)		Change (%)
Individual Insurance	40,348	95.2	32,681	81.0
Individual annuities	27,990	130.0	41,436	148.0
Total	68,339	106.9	74,117	108.5
3rd Sector	9,434	107.5	7,711	81.7

b. New policies

Category	As of March 31, 2005		As of March 31, 2006	
		Change (%)		Change (%)
Individual Insurance	2,667	78.8	485	18.2
Individual annuities	5,638	68.9	12,545	222.5
Total	8,306	71.8	13,030	156.9
3rd Sector	1,697	105.9	293	17.3

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Policies by Dividend Type (Individual Insurance and Annuities)

a. Policies in force

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Participating	1,849,431	63.5	1,614,147	60.6
Semi-participating	498,714	17.1	369,586	13.9
Non-participating	564,885	19.4	681,683	25.6
Total	2,913,030	100.0	2,665,417	100.0

b. New policies

Category	Year Ended March 31, 2005		Year Ended March 31, 2006	
	Amount	Percentage	Amount	Percentage
Participating	-	-	-	-
Semi-participating	52,411	17.5	5,549	3.4
Non-participating	247,320	82.5	157,233	96.6
Total	299,732	100.0	162,783	100.0

Note: Semi-participating policies only pay dividends related to investment every five years.

(5) Average Amount of New Policies and Policy Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Average amount of new policies	10,693	8,892
Average amount in force	7,437	7,228

Note: There is no conversion plan from FY2001.

(6) New Policy Rate (New policy amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance	8.5	1.4
Individual annuities	20.4	35.9
Group insurance	0.1	0.0

Note: There is no conversion plan from FY2001.

(7) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance	14.6	15.4
Individual annuities	5.0	8.2
Group insurance	0.4	0.1

(8) Surrender and Lapse Amount

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance	410,167	389,473
Individual annuities	14,979	29,221
Group insurance	8,705	1,843

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium) (Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Average premium amount	9,292	9,723

Note: There is no conversion plan from FY2001.

(10) Average Assumed Investment Yield and Negative Spread (Millions of yen, %)

Category		As of March 31, 2005	As of March 31, 2006
Amount of negative spread		3,924	4,306
Investment yield on core profit		1.29%	1.14%
Average assumed investment yield		2.20%	2.19%
	Individual insurance and annuities	2.40%	2.36%
Policy reserve in general accounts		432,806	411,721

Notes:

1. Method of calculating negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

4. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance (‰)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Rate based on number of policies	4.05	4.46
Rate based on policy amount	5.13	5.16

(12) Reserve for Outstanding Claims (Millions of yen)

Category		As of March 31, 2005	As of March 31, 2006
Insurance claims			
	Death benefits	2,085	1,643
	Accidental death benefits	64	34
	Disability benefits	448	316
	Maturity benefits	360	499
	Others	0	17
	Subtotal	2,959	2,511
Annuity payments		50	37
Insurance benefits		1,785	583
Surrender payments		1,480	1,310
Deferred insurance benefits		14	22
Total		6,728	4,475

(13) Policy Reserve (Millions of yen)

Category			As of March 31, 2005	As of March 31, 2006
Policy reserve (excluding contingency reserve)				
	Individual insurance		261,601	247,468
		General accounts	258,963	244,281
		Separate accounts	2,637	3,186
	Individual annuities		360,115	568,797
		General accounts	117,936	115,316
		Separate accounts	242,179	453,480
	Group insurance		336	285
		General accounts	336	285
		Separate accounts	-	-
	Group annuities		49,432	44,425
		General accounts	49,135	44,369
		Separate accounts	296	56
	Others		963	849
		General accounts	963	849
		Separate accounts	-	-
	Subtotal		672,449	861,827
		General accounts	427,335	405,103
		Separate accounts	245,113	456,724
Contingency reserve				
	Contingency reserve 1		1,598	3,712
	Contingency reserve 2		-	-
	Contingency reserve 3		-	1,421
	Subtotal		1,598	5,134
Total			674,047	866,962
	General accounts		428,934	410,237
	Separate accounts		245,113	456,724

(14) Policy Reserve Calculating Methods and Ratios

Category			As of March 31, 2005	As of March 31, 2006
Calculating methods	Policies subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)
	Policies not subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"			98.7%	99.2%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(15) Policy Reserve for Separate Account Policies with Minimum Guarantee

(Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
Policy reserve (General account)	3,425	4,609

(16) Other Reserves

(Millions of yen)

Category		As of March 31, 2005		As of March 31, 2006	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses					
	General reserve	15	(7)	13	(1)
	Specific reserve	129	(1,090)	79	(50)
Reserve for employees' retirement benefits		10,639	(611)	7,886	(2,752)
Reserve for directors' retirement benefits		123	18	117	(5)
Reserve for price fluctuations		284	90	364	80

(17) Insurance Premium

(Millions of yen)

		Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance		33,185	28,313
	Single premiums	1,461	484
	Annual payment	3,320	2,930
	Semi-annual payment	521	438
	Monthly payment	27,881	24,460
Individual annuities		79,237	166,043
	Single premiums	77,311	164,315
	Annual payment	254	236
	Semi-annual payment	27	23
	Monthly payment	1,644	1,468
Group insurance		5,744	4,832
Group annuities		5,199	4,119
Total		123,421	203,351

(18) Insurance Claims

(Millions of yen)

Category	Year Ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006
Death benefits	12,299	9,912	-	2,771	-	-	-	12,684
Accidental death benefits	154	81	-	3	-	0	-	84
Disability benefits	827	568	-	133	-	-	-	702
Maturity benefits	9,594	10,523	-	-	-	49	-	10,573
Others	21	2	-	-	-	-	-	2
Total	22,897	21,087	-	2,908	-	49	-	24,046

(19) Annuity Payments

(Millions of yen)

Year Ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006
5,204	-	3,677	49	1,234	56	-	5,017

(20) Insurance Benefits

(Millions of yen)

Category	Year Ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006
Death benefits	3,703	0	7,031	-	-	0	-	7,032
Hospitalization benefits	1,681	1,554	4	7	-	-	0	1,567
Operation benefits	633	631	2	-	-	-	-	634
Injury benefits	26	14	-	5	-	-	-	20
Survival benefits	3,737	3,256	-	-	-	4	-	3,261
Others	9,566	58	-	-	4,112	-	-	4,170
Total	19,349	5,516	7,038	13	4,112	4	0	16,686

(21) Surrender Payments

(Millions of yen)

Year Ended March 31, 2005	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006
30,366	10,833	26,283	-	1,622	72	-	38,812

(22) Operating Expenses

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Sales activity related expenses	5,689	9,127
Sales administrative expenses	1,776	1,184
General administrative expenses	8,881	9,981
Total	16,348	20,294

(23) Operating Expense Ratio (Against Insurance Premiums)

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Operating expense ratio	13.2	10.0

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2006

(1) Fiscal Year Ended March 31, 2006 Investment Performance

As of March 31, 2006, general account assets amounted to ¥476.3 billion (¥481.3 billion), down ¥5.1 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2006, T&D Financial Life reduced the amount of investments in currency-hedged foreign bonds to 7.4% (11.0%) of the Company's general account assets, while continuing to invest mainly in yen-denominated fixed income assets.

At the end of the fiscal year ended March 31, 2006, the percentages of general account assets in principal categories were as follows: domestic bonds, 65.5% (55.7%); domestic stocks, 0.1% (0.1%); foreign securities, 9.4% (10.7%); and loans, 2.8% (3.1%).

For the fiscal year ended March 31, 2006, net investment income decreased by ¥5.7 billion from the previous fiscal year, to 0.0 billion. This was mainly due to a ¥0.7 billion decrease in interest and devidend income and ¥4.7 billion increase in losses on monetary trusts for hedging minimum guarantee risk relating to variable annuities.

In addition, net gains of ¥54 million was recorded through the sale of securities classified as held-to-maturity bonds for the year ended March 31, 2006. Total proceeds on such sales amounted to ¥4,947 million, and total acquisition costs for such bonds amounted to ¥4,892 million, respectively.
This transaction was performed in order to maintain the liquidity of group insurance asset, reflecting the decrease of holding asset liquidity as well as the forecast of future cash flow.

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	33,285	6.9	30,582	6.4
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	-	-	-	-
Securities under proprietary accounts	-	-	-	-
Monetary trusts	7,036	1.5	7,748	1.6
Securities	387,751	80.5	398,232	83.6
Domestic bonds	267,993	55.7	311,786	65.5
Domestic stocks	384	0.1	481	0.1
Foreign securities	51,332	10.7	44,607	9.4
Foreign bonds	30,920	6.4	27,566	5.8
Foreign stocks and other securities	20,412	4.2	17,041	3.6
Other securities	68,040	14.1	41,356	8.7
Loans	14,753	3.1	13,333	2.8
Property and equipment	162	0.0	125	0.0
Deferred tax asset	7,071	1.5	5,207	1.1
Other assets	31,536	6.6	21,200	4.5
Reserve for possible loan losses	(145)	(0.0)	(92)	(0.0)
Total assets	481,452	100.0	476,337	100.0
Foreign currency denominated assets	624	0.1	658	0.1

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash and deposits, call loans	(2,564)	(2,703)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	(173)	-
Securities under proprietary accounts	-	-
Monetary trusts	1,884	711
Securities	(22,779)	10,481
Domestic bonds	(14,970)	43,792
Domestic stocks	(2,554)	97
Foreign securities	(5,252)	(6,725)
Foreign bonds	(1,092)	(3,353)
Foreign stocks and other securities	(4,159)	(3,371)
Other securities	(1)	(26,683)
Loans	(11,535)	(1,419)
Property and equipment	(1,959)	(37)
Deferred tax asset	7,071	(1,864)
Other assets	6,617	(10,335)
Reserve for possible loan losses	1,097	52
Total assets	(22,341)	(5,115)
Foreign currency denominated assets	(1,140)	34

(4) Investment Income

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interests, dividends and income from real estate for rent	5,338	4,590
Interest income from deposits	0	0
Interest income and dividends from securities	4,907	4,224
Interest income from loans	429	366
Income from real estate for rent	0	-
Other income from interest and dividends	0	0
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	36	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	486	502
Gains on sale of domestic bonds	252	145
Gains on sale of domestic stocks	135	27
Gains on sale of foreign securities	5	-
Other	93	328
Gains on redemption of securities	11	0
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	0
Other investment income	369	170
Total	6,243	5,264

(5) Investment Expenses

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interest expense	0	1
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	4,788
Losses on investments in trading securities, net	-	-
Losses on sale of securities	202	291
Losses on sale of domestic bonds	0	109
Losses on sale of domestic stocks	-	18
Losses on sale of foreign securities	134	63
Other	68	100
Devaluation losses on securities	24	55
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	-	55
Devaluation losses on foreign securities	24	-
Other	-	-
Amortization of securities	0	1
Losses from derivatives, net	-	-
Foreign exchange losses, net	1	0
Provision for reserve for possible loan losses	54	-
Write-off of loans	-	-
Depreciation of real estate for rent	15	-
Other investment expenses	108	61
Total	407	5,202

Note: Losses on monetary trusts are posted because of derivative transactions for the purpose of hedging minimum guarantee risks relating to variable annuities.

(6) Net Investment Income

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Net investment income	5,835	62

(7) Investment Yield by Asset Categories

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash and deposits, call loans	0.00	0.00
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	140.80	-
Securities under proprietary accounts	-	-
Monetary trusts	1.91	(51.19)
Domestic bonds	1.05	0.96
Domestic stocks	11.20	(12.02)
Foreign securities	0.82	1.30
Loans	2.38	2.55
Property and equipment	(2.86)	-
Total	1.18	0.01
[Excluding monetary trusts]	[1.17]	[1.07]
Foreign investments	1.68	0.58

(8) Securities

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Government bonds	244,540	63.1	288,693	72.5
Municipal bonds	-	-	-	-
Corporate bonds	23,453	6.0	23,092	5.8
Public corporation bonds	-	-	4	0.0
Domestic stocks	384	0.1	481	0.1
Foreign securities	51,332	13.2	44,607	11.2
Foreign bonds	30,920	8.0	27,566	6.9
Foreign stocks and other securities	20,412	5.3	17,041	4.3
Other securities	68,040	17.5	41,356	10.4
Total	387,751	100.0	398,232	100.0

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	40,932	40,532	54,836	63,421	141	44,676	244,540
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	-	1,458	-	16,994	5,000	23,453
Domestic stocks	-	-	-	-	-	384	384
Foreign securities	2,011	18,655	351	-	-	30,314	51,332
Foreign bonds	2,000	18,610	309	-	-	10,000	30,920
Foreign stocks and other securities	11	44	41	-	-	20,314	20,412
Other securities	17,708	7,279	224	-	991	41,836	68,040
Total	60,652	66,466	56,870	63,421	18,128	122,211	387,751

(Millions of yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	67,034	60,525	85,172	15,100	6,214	54,646	288,693
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	1,093	4	9,996	6,998	5,000	23,092
Domestic stocks	-	-	-	-	-	481	481
Foreign securities	1,999	15,654	-	-	-	26,954	44,607
Foreign bonds	1,999	15,566	-	-	-	10,000	27,566
Foreign stocks and other securities	-	87	-	-	-	16,954	17,041
Other securities	190	2,180	108	-	2,512	36,365	41,356
Total	69,224	79,453	85,285	25,096	15,725	123,447	398,232

** Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of yen, %)

Category		As of March 31, 2005		As of March 31, 2006	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		-	-	-	-
Mining		-	-	-	-
Construction		23	6.0	0	0.0
Manufacturing industries					
	Food products	-	-	-	-
	Textiles and clothing	-	-	-	-
	Pulp and paper	-	-	-	-
	Chemicals	-	-	-	-
	Medicals	-	-	-	-
	Oil and coal products	-	-	-	-
	Rubber products	-	-	-	-
	Glass and stone products	-	-	-	-
	Steel	-	-	-	-
	Non-steel metals	-	-	-	-
	Metal products	-	-	-	-
	Machinery	-	-	-	-
	Electric appliances	-	-	-	-
	Transportation vehicles	-	-	-	-
	Precision machinery	-	-	-	-
	Others	7	1.8	-	-
Electric and gas utilities		-	-	-	-
Transportation / information telecommunications					
	Ground transportation	3	0.9	-	-
	Water transportation	13	3.4	-	-
	Air transportation	26	7.0	26	5.5
	Warehouses / transportation	-	-	-	-
	Information / telecommunications	-	-	-	-
Commerce					
	Wholesalers	-	-	-	-
	Retailers	164	42.8	365	75.9
Financial services / insurance					
	Banking	4	1.3	-	-
	Securities and commodity futures trading	-	-	-	-
	Insurance	-	-	-	-
	Other financial services	12	3.3	12	2.6
Real estate		50	13.0	49	10.3
Service companies		79	20.6	27	5.7
Total		384	100.0	481	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code

(11) Loans

(Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
Policy loans	9,486	8,261
Policyholder loans	7,923	6,856
Premium loans	1,563	1,405
Commercial loans	5,266	5,071
Loans to non-residents	-	-
Loans to corporations	5,164	5,000
Loans to domestic corporations	5,164	5,000
Loans to Japanese government, government-related organizations and international organizations	63	50
Loans to Japanese local governments and public entities	5	2
Mortgage loans	-	-
Consumer loans	-	-
Others	33	18
Total	14,753	13,333

(12) Loans to Domestic Companies by Company Size

(Number, Millions of yen, %)

Category		As of March 31, 2005	Percentage	As of March 31, 2006	Percentage
Large corporations	Number of debtors	1	33.3	1	100.0
	Amount of loans	75	1.5	5,000	100.0
Medium-sized corporations	Number of debtors	1	33.3	-	-
	Amount of loans	89	1.7	-	-
Small corporations	Number of debtors	1	33.3	-	-
	Amount of loans	5,000	96.8	-	-
Total	Number of debtors	3	100.0	1	100.0
	Amount of loans	5,164	100.0	5,000	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	-	-	-	-
Food products	-	-	-	-
Textiles and clothing	-	-	-	-
Timber and wood products	-	-	-	-
Pulp and paper	-	-	-	-
Printing	-	-	-	-
Chemicals	-	-	-	-
Oil and coal	-	-	-	-
Ceramic and stone products	-	-	-	-
Steel	-	-	-	-
Non-steel metals	-	-	-	-
Metal products	-	-	-	-
Machinery	-	-	-	-
Electric appliances	-	-	-	-
Transportation vehicles	-	-	-	-
Precision machinery	-	-	-	-
Others	-	-	-	-
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	-	-
Mining	-	-	-	-
Construction	-	-	-	-
Utilities	-	-	-	-
Telecommunications	89	1.7	-	-
Transportation	35	0.7	20	0.4
Wholesalers	-	-	-	-
Retailers	-	-	-	-
Financial services/insurance	5,096	96.8	5,022	99.0
Real estate	-	-	-	-
Service companies	7	0.1	8	0.2
Local governments	5	0.1	2	0.0
Mortgage and consumer and others	33	0.6	18	0.4
Total	5,266	100.0	5,071	100.0
Foreign Loans				
Governments, etc.	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry companies, etc.	-	-	-	-
Total	-	-	-	-
Total	5,266	100.0	5,071	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(14) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign bonds	521	0.6	566	0.8
Foreign stocks	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	102	0.1	91	0.1
Total	624	0.7	658	0.9

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-
Total	-	-	-	-

(c) Denominated in yen

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	-	-	-	-
Foreign bonds	30,398	33.6	26,999	36.0
Foreign stocks	59,495	65.7	47,301	63.1
Foreign bonds and others	40	0.0	36	0.0
Total	89,934	99.3	74,337	99.1

(d) Total

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Total foreign investments	90,558	100.0	74,996	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
U.S. dollar	624	100.0	658	100.0
Euro	-	-	-	-
Canadian dollar	-	-	-	-
Australian dollar	-	-	-	-
Others	-	-	-	-
Total	624	100.0	658	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2005							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	563	1.1	521	1.7	41	0.2	-	-
Europe	21,898	42.7	10,000	32.3	11,898	58.3	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	28,871	56.2	20,398	66.0	8,472	41.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	51,332	100.0	30,920	100.0	20,412	100.0	-	-

(Millions of yen, %)

Category	As of March 31, 2006							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	614	1.4	566	2.1	47	0.3	-	-
Europe	18,854	42.3	10,000	36.3	8,854	52.0	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	25,139	56.4	16,999	61.7	8,139	47.8	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	44,607	100.0	27,566	100.0	17,041	100.0	-	-

(15) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	7,036	49	7,748	(4,406)

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	255,205	258,489	3,284	4,143	(859)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	131,805	131,657	(148)	797	(945)
Domestic bonds	43,228	43,186	(41)	131	(173)
Domestic stocks	99	164	64	64	-
Foreign securities	21,139	20,934	(205)	32	(237)
Bonds	598	521	(76)	-	(76)
Stocks, etc.	20,541	20,412	(128)	32	(161)
Other securities	67,337	67,372	34	569	(534)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	387,011	390,147	3,136	4,941	(1,805)
Domestic bonds	268,035	271,766	3,730	4,244	(513)
Domestic stocks	99	164	64	64	-
Foreign securities	51,538	50,844	(693)	63	(757)
Bonds	30,996	30,431	(564)	31	(595)
Stocks, etc.	20,541	20,412	(128)	32	(161)
Other securities	67,337	67,372	34	569	(534)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	887
Unlisted domestic stocks (excluding over-the-counter stocks)	219
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	667
Total	887

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	285,920	285,309	(610)	682	(1,293)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	112,461	111,711	(749)	1,994	(2,743)
Domestic bonds	54,868	52,865	(2,003)	0	(2,003)
Domestic stocks	99	365	265	265	-
Foreign securities	17,633	17,608	(24)	128	(153)
Bonds	595	566	(28)	-	(28)
Stocks, etc.	17,038	17,041	3	128	(125)
Other securities	39,859	40,872	1,013	1,599	(585)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	398,381	397,021	(1,360)	2,676	(4,036)
Domestic bonds	313,789	311,096	(2,693)	600	(3,293)
Domestic stocks	99	365	265	265	-
Foreign securities	44,632	44,686	53	222	(168)
Bonds	27,594	27,645	50	93	(43)
Stocks, etc.	17,038	17,041	3	128	(125)
Other securities	39,859	40,872	1,013	1,599	(585)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	600
Unlisted domestic stocks (excluding over-the-counter stocks)	116
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	484
Total	600

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,036	7,036	-	-	-

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,748	7,748	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	7,036	49	7,748	(4,406)

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

4) Fair value information on derivative transactions

a) General information

1. Types of transaction

The Company uses the following derivative transactions.
i) Currency-related : currency option transactions
ii) Interest-related : not applicable
iii) Stock-related : stock index option transactions
iv) Bond-related : not applicable

2. Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

3. Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

4. Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.
The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

6. Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b) Gains (losses) on derivatives with and without hedge accounting

i) Currency-related transactions (Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Currency options:								
Sold:								
Call	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
U.S. dollar	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Euro	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Put	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
U.S. dollar	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Euro	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Bought:								
Call	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
U.S. dollar	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Euro	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Put	24,650 [2,607]	22,328 [2,585]	[2,578]	[(28)]	29,401 [3,446]	26,945 [3,393]	[1,918]	[(1,528)]
U.S. dollar	13,789 [1,578]	12,528 [1,564]	[1,669]	[91]	16,966 [2,159]	15,536 [2,125]	[1,203]	[(955)]
Euro	10,861 [1,029]	9,800 [1,021]	[909]	[(120)]	12,435 [1,287]	11,408 [1,267]	[714]	[(572)]
Total				(28)				(1,528)

Note: Parenthesized figures are option premiums.

ii) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2005 and March 31, 2006.

iii) Stock-related transactions (Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Stock index options:								
Sold:								
Call	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Put	- [-]	- [-]	[-]	[-]	- [-]	- [-]	[-]	[-]
Bought:								
Call	[-]	- [-]	[-]	[-]	[-]	- [-]	[-]	[-]
Put	34,304 [2,459]	31,128 [2,443]	[2,538]	[78]	63,940 [7,014]	59,531 [6,908]	[4,185]	[(2,828)]
Total				78				(2,828)

Note: Parenthesized figures are option premiums.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2005 and March 31, 2006.

v) Others

The Company held no other derivative instruments as of March 31, 2005 and March 31, 2006.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
Individual variable insurance	2,648	3,227
Individual variable annuities	245,235	456,198
Group annuities	297	56
Total	248,181	459,481

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number: Thousands, Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Number	Amount	Number	Amount
Variable insurance (term life)	0	25	0	16
Variable insurance (whole life)	3	12,842	3	12,533
Total	3	12,867	3	12,550

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	238	9.0	214	6.7
Securities	2,382	90.0	2,980	92.4
Domestic bonds	520	19.6	601	18.6
Domestic stocks	1,373	51.9	1,849	57.3
Foreign securities	488	18.5	529	16.4
Foreign bonds	488	18.5	529	16.4
Foreign stocks and other securities	-	-	-	-
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	27	1.0	31	1.0
Reserve for possible loan losses	-	-	-	-
Total assets	2,648	100.0	3,227	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interests, dividends and income from real estate for rent	50	53
Gains on sale of securities	17	53
Gains on redemption of securities	-	-
Valuation gains on securities	836	1,216
Foreign exchange gains, net	0	-
Gains from derivatives, net	-	-
Other investment income	-	0
Losses on sale of securities	111	74
Amortization of securities	-	11
Devaluation losses on securities	767	502
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	25	734

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

(3) Status of Individual Variable Annuities (Separate accounts)

a. Total number of policies and total policy amount in force

(Number: Thousands, Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Number	Amount	Number	Amount
Individual variable annuities	32	245,799	49	459,514

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	8,855	3.6	10,799	2.4
Securities	233,989	95.4	443,097	97.1
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	1,574	0.6	1,550	0.3
Foreign bonds	-	-	-	-
Foreign stocks and other securities	1,574	0.6	1,550	0.3
Other securities	232,414	94.8	441,546	96.8
Loans	-	-	-	-
Other assets	2,390	1.0	2,301	0.5
Reserve for possible loan losses	-	-	-	-
Total assets	245,235	100.0	456,198	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interests, dividends and income from real estate for rent	770	7,041
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	25,718	104,289
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	26	16
Amortization of securities	-	-
Devaluation losses on securities	19,570	25,039
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment income	6,892	86,274

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

d. Fair value information on securities

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	233,989	6,148	443,097	79,249

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on monetary trusts

The Company held no monetary trusts as of March 31, 2005 and 2006.

3) Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2005 and 2006.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2005 and 2006.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2005 and 2006.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2005 and 2006.

(e) Others

The Company held no other derivative instruments as of March 31, 2005 and 2006.

4. Core Profit and Reconciliation to Ordinary Profit

(Millions of yen)

		Year Ended March 31, 2005	Year Ended March 31, 2006
Core profit (A)		(6,746)	(7,037)
Capital gains		523	502
	Gains from monetary trusts, net	36	-
	Gains on investments in trading securities, net	-	-
	Gains on sale of securities	486	502
	Gains from derivatives, net	-	-
	Foreign exchange gains, net	-	-
	Others	-	-
Capital losses		229	5,137
	Losses from monetary trusts, net	-	4,788
	Losses on investments in trading securities, net	-	-
	Losses on sale of securities	202	291
	Devaluation losses on securities	24	55
	Losses from derivatives, net	-	-
	Foreign exchange losses, net	1	0
	Others	-	-
Capital gains/losses (B)		294	(4,635)
(A+B)		(6,451)	(11,672)
Other one-time gains		-	2,962
	Ceding reinsurance commissions	-	-
	Reversal of contingency reserve	-	-
	Others *Note.1*	-	2,962
Other one-time losses		6,442	3,536
	Reinsurance premiums	-	-
	Provision for contingency reserve	1,132	3,536
	Provision for specific reserve for possible loan losses	61	-
	Provision for specific reserves for loans to refinancing countries	-	-
	Write-off of loans	-	-
	Others *Note.2*	5,248	-
Other one-time gains/losses (C)		(6,442)	(573)
Ordinary profit (A+B+C)		(12,894)	(12,246)

Notes:

1. The figure for the year ended March 31, 2006, includes 2,962 million yen of reversal of policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004, which were not mandantory in the FSA regulation.

2. The figure for the year ended March 31, 2005, includes 5,248 million yen of provision of policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of March 31, 2005	As of March 31, 2006
Claims against bankrupt and quasi-bankrupt obligors	454	94
Claims with collection risk	-	-
Claims for special attention	-	-
Sub-total	454	94
[% of Total]	[3.04]	[0.70]
Claims against normal obligors	14,511	13,434
Total	14,965	13,529

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of March 31, 2005 is ¥8,394 *million, including ¥31 million of claims against bankrupt and quasi-bankrupt obligors, and ¥8,362 million of claims against normal obligors.*

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of March 31, 2005	As of March 31, 2006
Loans to bankrupt companies	-	-
Past due loans	386	31
Loans over due for three months or more	-	-
Restructured loans	-	-
Total: a	386	31
[% of total loans]	[2.62]	[0.24]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of March 31, 2005 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserves for Possible Loan Losses (Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
General reserve	15	13
Specific reserve	129	79

7. Solvency Margin Ratio

(Millions of yen)

	As of March 31, 2005	As of March 31, 2006
Total solvency margin (A)	28,305	71,703
Equity (less certain items)	25,181	45,768
Reserve for price fluctuations	284	364
Contingency reserve	1,598	5,134
Reserve for possible loan losses	15	13
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	(148)	(749)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	-
Excess of amount of policy surrender payment	871	20,555
Unalloted portion of reserve for policyholder dividends	-	-
Future profits	502	616
Deferred tax assets	-	-
Subordinated debt	-	-
Deductible items	-	-
Total risk (B) $\sqrt{R_1^2 + (R_2+R3+R_7)^2} + R_4$	7,843	7,501
Insurance risk R_1	6,960	2,660
Assumed investment yield risk R_2	421	402
Investment risk R_3	2,496	2,512
Business risk R_4	296	281
Minimum guarantee R_7	-	3,796
Solvency margin ratio $\frac{(A)}{(1/2)x(B)} \times 100$	721.7%	1,911.8%

Notes:

1. The ratio as of March 31, 2005 is calculated in accordance with Articles 86, 87,161,162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

3.Minimum guarantee risks were calculated using the standard method regurated by FSA.

8. Adjusted Net Assets

(Millions of yen)

Category	As of September 30, 2005	As of September 30, 2006
Adjusted net assets	41,195	64,567

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2006)

May 17, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 17, 2006
Date of Ordinary General Meeting of Shareholders: June 26, 2006
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
FY2005 ended March 31, 2006	¥312,371 million	108.0	¥(12,246) million	(5.0)	¥(7,037) million	4.3	¥(11,413) million	-
FY2004 ended March 31, 2005	¥150,202 million	(19.9)	¥(12,894) million	383.4	¥(6,746) million	113.9	¥5,058 million	-

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2005 ended March 31, 2006	¥(18,952.71)	-	(32.5)%	(1.5)%	(3.9)%
FY2004 ended March 31, 2005	¥8,431.55	-	22.1%	(1.8)%	(8.6)%

Notes:
1. *Average number of outstanding shares during the term: for the fiscal year ended March 31, 2006: 602,192 ; for the fiscal year ended March 31, 2005: 600,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
3. *Changes in method of accounting: Applicable*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share			Annual Dividends per Share	Payout Ratio	Dividends on Equity
		Interim	Year-End			
FY2005 ended March 31, 2006	¥-	¥-	¥-	¥-	-%	-%
FY2004 ended March 31, 2005	¥-	¥-	¥-	¥-	-%	-%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2006	¥934,116 million	¥45,243 million	4.8%	¥56,554.76
As of March 31, 2005	¥727,258 million	¥25,077 million	3.4%	¥41,796.57

Notes:
1. *Number of outstanding shares at the end of the year: as of March 31, 2006: 800,000; as of March 31, 2005: 600,000.*
2. *Number of treasury stock at the end of the year: None*

2. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2007"* section in this material *"Financial Summary for the Fiscal Year Ended March 31, 2006".*

T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

As of March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Assets:					
Cash and deposits	42,396	5.8	41,611	4.5	(785)
Cash	11		5		(5)
Deposit	42,385		41,605		(779)
Monetary trusts	7,036	1.0	7,748	0.8	711
Securities	624,402	85.9	844,351	90.4	219,948
Government bonds	245,206		289,335		44,128
Corporate bonds	23,453		23,092		(360)
Domestic stocks	1,891		2,331		440
Foreign securities	53,396		46,688		(6,708)
Other securities	300,455		482,903		182,448
Loans	14,753	2.0	13,333	1.4	(1,419)
Policy loans	9,486		8,261		(1,224)
Commercial loans	5,266		5,071		(194)
Property and equipment	195	0.0	145	0.0	(49)
Buildings	162		124		(38)
Equipment	33		20		(12)
Construction in progress	-		0		0
Due from agencies	0	0.0	-	-	(0)
Due from reinsurers	4,764	0.6	5,923	0.6	1,158
Other assets	26,782	3.7	15,887	1.7	(10,895)
Accounts receivable	15,867		11,284		(4,582)
Prepaid expenses	157		230		73
Accrued income	965		932		(32)
Deposit for rent	861		993		132
Suspense payable	74		85		10
Goodwill	6,500		-		(6,500)
Other assets	2,356		2,360		4
Deferred tax assets	7,071	1.0	5,207	0.6	(1,864)
Reserve for possible loan losses	(145)	(0.0)	(92)	(0.0)	52
Total assets	727,258	100.0	934,116	100.0	206,857

(Millions of yen)

As of March 31,	2005		2006		Increase (decrease)
	Amount	%	Amount	%	
Liabilities:					
Policy reserves	684,679	94.2	874,877	93.7	190,198
Reserve for outstanding claims	6,728		4,475		(2,252)
Policy reserve	674,047		866,962		192,914
Reserve for policyholder dividends	3,903		3,440		(463)
Due to agencies	993	0.1	849	0.1	(144)
Due to reinsurers	64	0.0	59	0.0	(5)
Other liabilities	5,397	0.8	4,718	0.5	(678)
Income taxes payable	65		38		(27)
Accounts payable	3,436		2,518		(917)
Accrued expenses	978		1,129		151
Unearned income	0		0		(0)
Deposits received	233		365		132
Guarantee deposits	-		-		-
Suspense receipt	683		666		(16)
Reserve for employees' retirement benefits	10,639	1.5	7,886	0.9	(2,752)
Reserve for directors' and corporate auditors' retirement benefits	123	0.0	117	0.0	(5)
Reserve for price fluctuations	284		364		80
Total liabilities	702,181	96.6	888,872	95.2	186,691
Stockholder's equity:					
Common stock	20,000	2.7	36,000	3.8	16,000
Capital surplus	10,000	1.4	26,000	2.8	16,000
Retained earnings (deficit)	(4,818)	(0.7)	(16,231)	(1.7)	(11,413)
Unappropriated retained earnings	-	-	-	-	-
Unappropriated deficit	4,818		16,231		11,413
Net unrealized gains on securities	(103)	(0.0)	(524)	(0.1)	(420)
Total Stockholder's equity	25,077	3.4	45,243	4.8	20,165
Total liabilities and stockholder's equity	727,258	100.0	934,116	100.0	206,857

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

Years ended March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Ordinary revenues	150,202	100.0	312,371	100.0	162,168
Income from insurance premiums	126,003		208,153		82,149
Insurance premiums	123,421		203,351		79,930
Ceded reinsurance recoveries	2,582		4,802		2,219
Investment income	13,165		92,291		79,125
Interest, dividends and income from real estate for rent	5,338		4,590		(747)
Interest income from deposits	0		0		(0)
Interest income and dividends from securities	4,907		4,224		(683)
Interest income from loans	429		366		(62)
Interest from real estate for rent	0		-		(0)
Other income from interest and dividends	0		0		(0)
Gains from monetary trusts, net	36		-		(36)
Gains on sales of securities	486		502		15
Gains on redemption of securities	11		0		(11)
Other investment income	369		170		(198)
Gains on separate accounts, net	6,922		87,026		80,104
Other ordinary income	11,033		11,926		893
Income related to withheld insurance claims and other payments for future annuity payments	2,719		6,413		3,694
Income due to withheld insurance payments	270		470		200
Reversal of reserve for outstanding claims	7,416		2,252		(5,163)
Reversal of reserve for employees' retirement benefits	611		2,752		2,141
Reversal of reserve for directors' and corporate auditors' retirement benefits	-		5		5
Other ordinary profit	16		30		14
Ordinary expenses	163,096	108.6	324,617	103.9	161,520
Insurance claims and other payments	89,181		97,131		7,950
Insurance claims	22,897		24,046		1,148
Annuity payments	5,204		5,017		(186)
Insurance benefits	19,349		16,686		(2,663)
Surrender payments	30,366		38,812		8,445
Other payments	9,341		9,235		(105)
Reinsurance premiums	2,021		3,334		1,312
Provision for policy and other reserves	48,449		192,921		144,471
Provision for policy reserve	48,441		192,914		144,472
Interest portion of reserve for policyholder dividends	7		6		(1)
Investment expenses	407		5,202		4,794
Interest expenses	0		1		0
Losses from monetary trusts, net	-		4,788		4,788
Losses on sales of securities	202		291		89
Devaluation losses on securities	24		55		30
Losses on redemption of securities	0		1		1
Foreign exchange losses, net	1		0		(0)
Provision for reserve for possible loan losses	54		-		(54)
Depreciation of real estate for rent	15		-		(15)
Other investment expenses	108		61		(47)
Operating expenses	16,348		20,294		3,945
Other ordinary expenses	8,709		9,068		358
Payments related to withheld insurance claims	565		543		(22)
Taxes	973		1,484		510
Depreciation	529		535		5
Provision for reserve for directors' and corporate auditors' retirement benefits	18		-		(18)
Amortization of goodwill	6,500		6,500		-
Other ordinary losses	121		5		(116)
Ordinary losses	12,894	(8.6)	12,246	(3.9)	(648)

(Millions of yen)

Years ended March 31,	2005 Amount	2005 %	2006 Amount	2006 %	Increase (decrease)
Extraordinary gains	3	0.0	1	0.0	(2)
Gains on sale of property and equipment	3		-		(3)
Reversal of reserve for possible loan losses	-		1		1
Extraordinary losses	655	0.4	2,699	0.9	2,043
Losses on sale, disposal and devaluation of property and equipment	565		376		(189)
Provision for reserve for price fluctuations	90		80		(10)
Other extraordinary losses	-		2,243		2,243
Provision for reserve for policyholder dividends	1,005	0.7	1,233	0.4	227
Loss before income taxes	14,552	(9.7)	16,178	(5.2)	1,626
Current income taxes	(12,583)	(8.4)	(6,809)	(2.2)	5,774
Deferred income taxes	(7,027)	(4.7)	2,044	0.7	9,071
Net income	5,058	3.4	-	-	(5,058)
Net loss	-	-	11,413	3.7	11,413
Unappropriated deficit at beginning of year	9,877		4,818		(5,058)
Unappropriated deficit at end of year	4,818		16,231		11,413

May 17, 2006
Daido Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2006
Non-Consolidated Financial Results at Press Conference

(1) Sales Results (Millions of yen, %)

	Fiscal Year Ended March 31, 2005		Six Months Ended September 30, 2005		Fiscal Year Ended March 31, 2006	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized Premiums of New Policies	82,003	17.1	41,606	4.5	82,889	1.1
3rd Sector Products	3,789	(6.3)	2,008	6.4	3,916	3.4
Annualized Premiums of Total Policies	670,827	2.8	678,589	2.9	684,746	2.1
3rd Sector Products	61,696	(2.3)	61,100	(2.0)	60,631	(1.7)
Income from Insurance Premiums	884,804	(4.7)	435,365	0.2	871,153	(1.5)
Individual Insurance and Annuities	664,215	3.6	332,212	1.5	667,850	0.5
Group Insurance and Annuities	216,877	(23.5)	101,347	(3.7)	199,890	(7.8)
New Policy Amount	4,354,238	1.0	2,145,706	(4.0)	4,292,776	(1.4)
Policy Amount in Force	39,694,223	1.0	39,781,091	0.8	40,008,062	0.8
Surrender & Lapse Amount	3,026,570	(8.8)	1,575,227	(1.2)	3,040,038	0.4
Surrender & Lapse Rate	7.70%	(0.74points)	3.97%	(0.09points)	7.66%	(0.04points)

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement
3. Surrender and lapse rates for the six months ended September 30, 2005 is not annualized.
4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets (Millions of yen, %)

	As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
	Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	5,983,742	(0.6)	6,106,722	2.8	6,406,113	7.1
Adjusted Net Asset	669,601	5.9	844,579	41.4	1,062,325	58.7
Adjusted Net Asset / General Account Assets	11.5%	0.7points	14.2%	3.9points	17.0	5.5points
Solvency Margin Ratio	1,037.2%	2.3points	1,120.7%	131.4points	1,254.4	217.2points

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield (Millions of yen, %)

	Fiscal Year Ended March 31, 2005		Fiscal Year Ended March 31, 2006		Fiscal Year Ending March 31, 2007 (Forecast)
Core Profit	Amount	% Change	Amount	% Change	Amount
	102,731	(4.3)	96,105	(6.4)	88 billion yen
Amount of Negative Spread	Amount	Change	Amount	% Change	Amount
	19,479	6,506	29,390	9,910	32 billion yen

(%)

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2006	Fiscal Year Ending March 31, 2007 (Forecast)
Investment Yield for Core Profit	2.23	1.99	approx. 1.9
Investment Yield – General Account	1.89	1.87	approx. 1.7
Average Assumed Investment Yield	2.61	2.58	approx. 2.6

(References) (%)

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2006	Fiscal Year Ending March 31, 2007 (Forecast)
Average Assumed Investment Yield (at year-end)	2.63	2.59	2.5
Investment Yield – General Account (at fair value)	1.96	7.48	

(4) Policy and Other Reserves (Millions of yen)

	As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
	Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Note: 1)	5,230,818	(25,349)	5,198,114	(18,146)	5,227,444	(3,374)
General Account	5,093,637	(12,831)	5,066,339	(9,934)	5,092,462	(1,174)
Special Account	137,181	(12,517)	131,775	(8,212)	134,982	(2,199)
Reserve for Price Fluctuations	32,584	1,763	36,045	4,416	47,571	14,987
Contingency Reserve	77,893	1,436	78,474	1,168	79,079	1,185
Contingency Reserve 1	44,480	605	44,492	223	44,764	284
Contingency Reserve 2	33,413	831	33,609	572	33,940	526
Contingency Reserve 3	-	-	372	-	374	374
Contingency Reserve Fund	-	-	-	-	-	-
Price Fluctuation Reserve Fund	-	-	-	-	-	-
Appropriated Retained Earnings for General Purposes (Note: 2)	73,000	19,000	73,000	19,000	100,000	27,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2005 and 2006 above are total amount after the appropriation of profit.

(5) Unrealized Gains / Losses (Millions of yen)

	As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
	Amount	Change	Amount	Change	Amount	Change
Securities	264,654	9,159	414,899	209,015	587,799	323,144
Domestic Stocks	127,719	(2,926)	204,368	110,767	298,149	170,429
Domestic Bonds	85,067	162	58,732	(21,742)	13,504	(71,563)
Foreign Securities	13,157	5,042	12,350	1,153	8,518	(4,639)
Other Securities	33,666	9,587	118,882	97,752	230,967	197,301
Real Estate (domestic land and lease)	(10,601)	1,640	(10,379)	2,451	(4,973)	5,628

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.

(6) Impairment of Fixed Assets (Million of yen)

	Fiscal Year Ended March 31, 2005		Nine Months Ended Sept. 30, 2005		Fiscal Year Ended March 31, 2006	
	Amount	Change	Amount	Change	Amount	Change
Impairment Loss	-	-	270	-	270	270

(7) Investment for the Fiscal Year Ended March 31, 2006

(Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2007
Domestic Stocks	(34,528)	-Prolong duration of domestic bonds if interest rates rise. -Basically maintain current asset composition for domestic stocks, foreign bonds, foreign stocks, foreign currency exchange and others. -Possible change according to the prospect of the market. -Continue to increase net exposure to alternative investments.
(Including stocks held in investment trusts)	148,273	
Domestic Bonds	(293,617)	
Foreign Stocks, etc.	93,948	
Foreign Bonds	(39,350)	
Real Estate	614	

Notes:

1. Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts.

2. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

3. Forecast for the fiscal year ending March 31, 2007 are net exposure basis.

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2006

NIKKEI Average	approx. 7,500 Yen
TOPIX	approx. 760 Points
Yen-Denominated Bonds	approx. 1.9%
Foreign Securities	approx. 108.6 Yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2006 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2006: 1.78%).

3. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2006: 117.47yen). Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(9) Performance Forecast

(Billions of yen)

	Fiscal Year Ending March 31, 2007
Income from Insurance Premiums	880
Annualized Premiums of Total Policies	700
Policy Amount in Force	40,380

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2006

i) Contributions from Domestic Banks

(Millions of yen)

	Amount
Funds	None
Subordinated Loans and Debentures	None

ii) Contributions to Domestic Banks

(Millions of yen)

	Amount
Bank Stocks Held	199,202
Subordinated Loans and Debentures	268,650

(11) Number of Employees and Agents

	As of March 31, 2005		As of September 30, 2005		As of March 31, 2006	
	Number	% Change	Number	% Change	Number	% Change
In-house Sales Reoresentatives	4,888	(6.9)	4,798	(4.5)	4,909	0.4
Sales Agents	13,415	2.6	13,820	3.1	13,963	4.1
Administrative Personnel	3,132	(0.1)	3,197	0.4	3,171	1.2

(12) OTC Sales through Banks

Daido life is not applicable since the Company does not offer its products OTC through banks.

Supplementary Materials for the Fiscal Year Ended March 31, 2006

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights (Non-Consolidated)

2. Investment in General Account Assets in Fiscal Year 2004 (Non-Consolidated)

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number, 100 Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	2,003,167	100.2	384,875	101.0	1,998,717	99.8	387,711	100.7
Individual annuities	144,715	103.9	12,066	103.1	150,324	103.9	12,369	102.5
Subtotal	2,147,882	100.4	396,942	101.0	2,149,041	100.1	400,080	100.8
Group insurance	-	-	120,749	98.8	-	-	120,196	99.5
Group annuities	-	-	21,383	93.1	-	-	20,279	94.8

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number, 100 Millions of yen)

Category	Year Ended March 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Increase from Conversion
Individual insurance	237,293	95.9	42,605	100.7	42,552	52
Individual annuities	10,701	113.6	936	116.1	935	1
Subtotal	247,994	96.5	43,542	101.0	43,488	53
Group insurance	-	-	290	31.6	290	
Group annuities	-	-	4	172.9	4	

Category	Year Ended March 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Increase from Conversion
Individual insurance	234,082	98.6	41,929	98.4	41,888	40
Individual annuities	11,471	107.2	998	106.6	998	0
Subtotal	245,553	99.0	42,927	98.6	42,886	40
Group insurance	-	-	543	187.0	543	
Group annuities	-	-	0	6.9	0	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force

(Millions of Yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	% Change	Amount	% Change
Individual Insurance	625,669	102.6	639,101	102.1
Individual annuities	45,157	105.3	45,645	101.1
Total	670,827	102.8	684,746	102.1
3rd Sector	61,696	97.7	60,631	98.3

b. New policy

Category	Year ended March 31, 2005		Year ended March 31, 2006	
	Amount	% Change	Amount	% Change
Individual Insurance	79,187	117.1	79,131	99.9
Individual annuities	2,816	116.3	3,758	133.4
Total	82,003	117.1	82,889	101.1
3rd Sector	3,789	93.7	3,916	103.4

Notes:

1. *Annualized premiums include individual insurance and individual annuities. New policies include net increase from conversions.*
2. *The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*

(4) Term Life Insurance Policies by Dividend Type

(Number, 100 Millions of yen, %)

Category	As of March 31, 2005				Year Ended March 31, 2005			
	Policy Amount in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	781,964	54.5	210,668	59.4	48,838	25.9	11,843	28.8
Semi-participating	304,695	21.3	79,168	22.3	32,044	17.0	9,361	22.7
Non-participating	347,011	24.2	64,959	18.3	107,692	57.1	20,001	48.5
Total	1,433,670	100.0	354,796	100.0	188,574	100.0	41,206	100.0

Category	As of March 31, 2006				Year Ended March 31, 2006			
	Policy Amount in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	748,570	51.3	200,392	55.8	44,648	24.1	10,877	26.7
Semi-participating	310,352	21.3	82,378	22.9	36,602	19.8	10,362	25.4
Non-participating	399,028	27.4	76,565	21.3	103,810	56.1	19,527	47.9
Total	1,457,950	100.0	359,336	100.0	185,060	100.0	40,767	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *New policies do not include net increase from conversion.*

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Average amount of new policies	18,167	18,100
Average amount in force	19,213	19,398

Note: The average amounts of new policies do not include net increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance	11.2	10.9
Individual annuities	8.4	8.7
Subtotal	11.1	10.8
Group insurance	0.2	0.5

Note:

1. *New policy amount does not include increase from conversion.*
2. *Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.*

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance	8.76	8.72
Individual annuities	4.27	4.84
Subtotal	8.64	8.60
Group insurance	2.49	3.72

Note: Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

(Reference) Surrender and lapse rate without adjustments (%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance and annuities	7.70	7.66

(8) Surrender and Lapse Amount

(Millions of Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance	2,981,590	2,987,384
Individual annuities	44,980	52,653
Subtotal	3,026,570	3,040,038
Group insurance	81,940	2,544,604

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Average premium amount	230,914	230,047

Notes:

1. *Figures above do not include increase from conversion.*
2. *Figures above are annualized.*

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Year ended March 31, 2005	Year ended March 31, 2006
Amount of negative spread	19,479	29,390
Investment yield on core profit	2.23%	1.99%
Average assumed investment yield	2.61%	2.58%
Individual insurance and annuities	3.55%	3.41%
Policy reserve in general account	5,034,291	5,028,258

Notes:

1. *Method of calculating negative spread:*
   (Investment yield on core profit - Average assumed investment yield) x Policy reserve in general account
2. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
3. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*
4. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
   Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

(‰)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Rate based on number of policies	4.01	3.88
Rate based on policy amount	4.14	3.97

(12) Reserve for Outstanding Claims

(Millions of yen)

Category		As of March 31, 2005	As of March 31, 2006
Insurance claims	Death benefits	30,297	25,989
	Accidental death benefits	888	836
	Disability benefits	5,541	5,301
	Maturity benefits	1,107	1,696
	Others	46	67
	Subtotal	37,881	33,890
Annuity payments		118	152
Insurance benefits		5,627	4,874
Surrender payments		3,584	4,408
Total		47,621	43,721

(13) Policy Reserve

(Millions of yen)

Category			As of March 31, 2005	As of March 31, 2006
Policy reserve (excluding contingency reserve)	Individual insurance		2,642,663	2,734,610
		General Accounts	2,618,303	2,706,913
		Separate Accounts	24,360	27,697
	Individual annuities		434,148	449,211
		General Accounts	433,448	448,367
		Separate Accounts	699	844
	Group insurance		10,483	10,618
		General Accounts	10,483	10,618
		Separate Accounts	-	-
	Group annuity		2,137,914	2,027,523
		General Accounts	2,025,793	1,921,082
		Separate Accounts	112,121	106,440
	Others		5,608	5,480
		General Accounts	5,608	5,480
		Separate Accounts	-	-
	Subtotal		5,230,818	5,227,444
		General Accounts	5,093,637	5,092,462
		Separate Accounts	137,181	134,982
Contingency reserve				
	Contingency reserve I		44,480	44,764
	Contingency reserve II		33,413	33,940
	Contingency reserve III		-	374
	Subtotal		77,893	79,079
Total			5,308,712	5,306,524
	General Accounts		5,171,531	5,171,542
	Separate Accounts		137,181	134,982

(14) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2005	As of March 31, 2006
Calculating methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the Company's Policy Reserve (excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policy only.

(15) Policy Reserve by Contract Year

(Millions of yen, %)

Contract Year		As of March 31, 2005		
		Policy Reserve Amount	Assumed Investment Yield (%)	Average Assumed Investment Yield (%)
General Accounts				
	-FY1980	24,300	4.00-5.00	4.40
	FY1981-FY1985	48,470	5.00-6.00	5.14
	FY1986-FY1990	563,756	5.50-6.00	5.54
	FY1991-FY1995	924,165	3.75-5.50	4.71
	FY1996-FY2000	858,961	1.75-2.75	2.42
	FY2001	181,350	1.50	1.52
	FY2002	216,191	1.00-1.50	1.47
	FY2003	130,788	1.00-1.50	1.34
	FY2004	103,765	1.00-1.50	1.27
	Subtotal	3,051,751	-	3.55
Separate Accounts		25,060		
Total		3,076,811		

(Millions of yen, %)

Contract Year		As of March 31, 2006		
		Policy Reserve Amount	Assumed Investment Yield (%)	Average Assumed Investment Yield (%)
General Accounts				
	-FY1980	21,970	4.00-5.00	4.36
	FY1981-FY1985	44,753	5.00-6.00	5.06
	FY1986-FY1990	543,967	5.50-6.00	5.53
	FY1991-FY1995	874,270	3.75-5.50	4.76
	FY1996-FY2000	833,728	1.75-2.75	2.44
	FY2001	192,803	1.50	1.52
	FY2002	237,623	1.00-1.50	1.47
	FY2003	161,807	1.00-1.50	1.38
	FY2004	152,905	1.00-1.50	1.35
	FY2005	91,451	1.00-1.50	1.33
	Subtotal	3,155,280	-	3.41
Separate Accounts		28,541		
Total		3,183,822		

Notes:
1. Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.
2. Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(16) Other Reserves

(Millions of yen)

Category		As of March 31, 2005		As of March 31, 2006	
		Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	317	(737)	188	(129)
	Specific reserve	1,515	(1,149)	1,499	(16)
	Specific reserves for loans to refinancing countries	-	-	-	-
Reserve for employees' retirement benefits		65,936	510	67,316	1,379
Reserve for directors' and corporate auditors' retirement benefits		1,679	147	1,760	81
Reserve for losses on sale of loans		-	(64)	-	-
Reserve for price fluctuations		32,584	1,763	47,571	14,987

(17) Insurance Premium

a. Payment Method

(Millions of yen)

Category		Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance		628,955	634,473
	Single premiums	43,110	29,554
	Annual payment	155,464	170,931
	Semi-annual payment	1,195	1,137
	Monthly payment	429,185	432,849
Individual annuities		35,259	33,377
	Single premiums	4,140	73
	Annual payment	5,661	6,690
	Semi-annual payment	152	143
	Monthly payment	25,305	26,468
Group insurance		46,581	46,518
Group annuities		170,296	153,371
Total		883,507	870,134

b. Year

(Millions of yen, %)

Category		Year Ended March 31, 2005	Year Ended March 31, 2006
Individual insurance and annuities	First year	122,214	106,787
	Second and subsequent year	542,001	561,062
	Subtotal	664,215	667,850
Group insurance	First year	176	153
	Second and subsequent year	46,405	46,365
	Subtotal	46,581	46,518
Group annuities	First year	908	502
	Second and subsequent year	169,387	152,868
	Subtotal	170,296	153,371
Total	First year	123,376	107,503
	Second and subsequent year	760,130	762,631
	Total	883,507	870,134
	% change	(4.7)	(1.5)

(18) Insurance Claims

(Millions of yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March31, 2006	Year Ended March 31, 2005
Death benefits	146,939	29	26,031	-	-	269	173,269	168,360
Accidental death benefits	1,839	-	247	-	-	29	2,116	1,931
Disability benefits	11,272	-	1,249	-	-	-	12,522	13,396
Maturity benefits	79,477	0	-	40,145	82	-	119,705	103,967
Others	-	-	-	908	-	69	977	1,000
Total	239,528	29	27,528	41,053	82	368	308,591	288,656

(19) Annuity Payments

(Millions of yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006	Year Ended March 31, 2005
87	9,414	105	17,520	132	-	27,259	26,158

(20) Insurance Benefits

(Millions of yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006	Year Ended March 31, 2005
Death benefits	103	1,416	3	-	-	-	1,523	1,375
Hospitalization benefits	11,195	45	302	-	-	62	11,605	11,848
Operation benefits	6,151	28	-	-	-	-	6,179	5,922
Injury benefits	113	-	94	-	-	-	208	187
Survival benefits	1,726	-	-	-	88	-	1,814	1,900
Others	63	1,117	37	153,134	0	12	154,366	165,388
Total	19,354	2,608	437	153,134	89	74	175,698	186,623

(21) Surrender Payments

(Millions of yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2006	Year Ended March 31, 2005
166,323	19,280	12	17,004	387	-	203,007	215,048

(22) Operating Expenses

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Sales Activity Related Expenses	31,514	31,300
In-house sales representative expenses	18,626	18,428
Sales agent expenses	12,257	12,233
Selection expenses	630	638
Sales Administrative Expenses	20,255	20,590
Administrative / operational expenses	18,946	19,289
Advertising expenses	1,309	1,300
General Administrative Expenses	57,111	57,372
Personnel expenses	17,782	18,030
Expenses for premium collection, computer systems, equipments, offices and others	37,071	36,783
[Donation / contribution and others]	[48]	[43]
Contribution to the Policyholder Protection Fund	851	864
Contribution to the Policyholder Protection Corporation	1,406	1,693
Total	108,881	109,262

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

(23) Operating Expense Ratio (Against insurance premiums)

Item	Year Ended March 31, 2005	Year Ended March 31, 2006
Operating expense ratio	12.3%	12.6%

2. Investment in General Account Assets in Fiscal Year 2005 (Non-Consolidated)

(1) Fiscal Year 2005 Investment Performance

As of March 31, 2006, general account assets amounted to ¥6,255.4 billion (¥5,838.9 billion), up ¥416.5 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2006, Daido Life decreased the amount of domestic bonds due to restrained reinvestments. Daido Life also decreased the amount of investments in foreign currency denominated bonds and increased the outstanding balance in investment trusts investing in domestic stocks.

As of March 31, 2006, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 35.7% (44.0%); domestic stocks, 8.9% (6.2%); foreign securities, 10.1% (9.3%); and loans, 15.8% (17.8%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥106.9 billion (¥119.3 billion). Net gains on investment in trading securities amounted to ¥22.1 billion (¥4.8 billion). Gains on sales of securities totaled ¥16.4 billion (¥10.1 billion), and net gains from monetary trust amounted to ¥3.6 billion (¥3.1 billion), while losses on sales of securities totaled ¥1.0 billion (¥8.3 billion). Net losses from derivatives were ¥31.2 billion (¥8.5 billion). Net foreign exchange losses were ¥4.9 billon (¥5.0 billion).

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	305,575	5.2	382,562	6.1
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	88,996	1.5	156,218	2.5
Securities under proprietary accounts	-	-	-	-
Monetary trusts	214,777	3.7	242,674	3.9
Securities	3,990,036	68.3	4,289,684	68.6
Domestic bonds	2,567,074	44.0	2,236,251	35.7
Domestic stocks	359,451	6.2	553,898	8.9
Foreign securities	543,861	9.3	632,535	10.1
Foreign bonds	307,830	5.3	271,801	4.3
Foreign stocks and other securities	236,031	4.0	360,734	5.8
Other securities	519,648	8.9	866,998	13.9
Loans	1,040,474	17.8	986,252	15.8
Policy loans	80,871	1.4	81,278	1.3
Commercial loans	959,602	16.4	904,974	14.5
Property and equipment	146,103	2.5	141,849	2.3
Deferred tax asset	950	0.0	-	-
Other assets	53,883	0.9	57,912	0.9
Reserve for possible loan losses	(1,833)	(0.0)	(1,687)	(0.0)
Total assets	5,838,964	100.0	6,255,467	100.0
Foreign currency denominated assets	312,347	5.3	396,855	6.3

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash and deposits, call loans	(49,066)	76,987
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	15,998	67,221
Securities under proprietary accounts	-	-
Monetary trusts	(34,142)	27,897
Securities	168,512	299,648
Domestic bonds	76,191	(330,822)
Domestic stocks	20,313	194,447
Foreign securities	(70,901)	88,673
Foreign bonds	(129,146)	(36,029)
Foreign stocks and other securities	58,245	124,702
Other securities	142,909	347,350
Loans	(81,662)	(54,221)
Policy loans	985	406
Commercial loans	(82,647)	(54,627)
Property and equipment	(10,011)	(4,253)
Deferred tax asset	(15,839)	(950)
Other assets	(17,036)	4,029
Reserve for possible loan losses	1,887	145
Total assets	(21,360)	416,502
Foreign currency denominated assets	(118,933)	84,508

(4) Investment Income

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interests, dividends and income from real estate for rent	119,382	106,987
Interest income from deposits	3,791	5,343
Interest income and dividends from securities	86,982	75,571
Interest income from loans	22,043	19,304
Income from real estate for rent	6,324	6,352
Other income from interest and dividends	240	415
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	3,199	3,664
Gains on investments in trading securities, net	4,885	22,157
Gains on sale of securities	10,189	16,449
Gains on sale of domestic bonds	145	237
Gains on sale of domestic stocks	2,097	8,883
Gains on sale of foreign securities	7,946	6,836
Other	-	491
Gains on redemption of securities	153	467
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	2,636	2,595
Total	140,447	152,321

(5) Investment Expenses

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interest expense	32	25
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	8,348	1,045
Losses on sale of domestic bonds	1,096	22
Losses on sale of domestic stocks	1,439	39
Losses on sale of foreign securities	5,812	983
Other	-	-
Devaluation losses on securities	1,863	547
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	1,732	336
Devaluation losses on foreign securities	23	23
Other	107	187
Losses on redemption of securities	-	-
Losses from derivatives, net	8,509	31,227
Foreign exchange losses, net	5,002	4,924
Provision for reserve for possible loan losses	-	-
Provision of specific reserve	-	-
Provision of general reserve	-	-
Write-off of loans	10	-
Depreciation of real estate for rent	2,819	2,698
Other investment expenses	6,331	6,227
Total	32,919	46,696

(6) Net Investment Income

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Net investment income	107,527	105,625

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interest-rate-related gains / losses	(28)	4
Currency-related gains / losses	(9,208)	(20,476)
Stock-related gains / losses	2,206	(11,442)
Bond-related gains / losses	(1,478)	687
Other gains / losses	-	-
Total	(8,509)	(31,227)

(7) Investment Yield and Average Daily Balance by Asset Categories

a. Investment Income by asset categories

(%)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash and deposits, call loans	0.01	0.02
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.03	0.21
Securities under proprietary accounts	-	-
Monetary trusts	1.27	1.92
Domestic bonds	1.90	1.81
Domestic stocks	2.92	(0.35)
Foreign securities	3.16	4.66
Loans	2.03	1.86
Commercial loans	1.80	1.62
Property and equipment	1.39	1.76
Total general accounts	1.89	1.87
Other than stocks	1.85	1.96
Foreign investments	2.83	3.71

b. Average daily balance

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Cash and deposits, call loans	392,681	331,922
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	69,433	148,130
Securities under proprietary accounts	-	-
Monetary trusts	201,124	189,103
Domestic bonds	2,444,330	2,298,329
Domestic stocks	224,246	239,448
Foreign securities	533,680	546,208
Loans	1,086,225	1,039,333
Commercial loans	1,005,770	958,459
Property and equipment	154,169	144,218
Total general accounts	5,697,222	5,661,994
Other than stocks	5,472,975	5,422,546
Foreign investments	686,509	697,464

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Government bonds	445,001	11.2	203,129	4.7
Municipal bonds	1,026,314	25.7	958,516	22.3
Corporate bonds	1,095,758	27.5	1,074,605	25.1
Public corporation bonds	520,523	13.0	534,613	12.5
Domestic stocks	359,451	9.0	553,898	12.9
Foreign securities	543,861	13.6	632,535	14.7
Foreign bonds	307,830	7.7	271,801	6.3
Foreign stocks and other securities	236,031	5.9	360,734	8.4
Other securities	519,648	13.0	866,998	20.2
Total	3,990,036	100.0	4,289,684	100.0
Subordinated debentures	45,118	1.1	26,974	0.6

Securities by holding purposes categories

Category	As of March 31, 2005				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	83,164	361,836	-	445,001
Municipal bonds	-	572,837	453,477	-	1,026,314
Corporate bonds	-	675,332	420,426	-	1,095,758
Public corporation bonds	-	375,366	145,156	-	520,523
Domestic stocks	-	-	355,760	3,690	359,451
Foreign securities	92,598	72,659	378,603	-	543,861
Foreign bonds	-	72,659	235,170	-	307,830
Foreign stocks and other securities	92,598	-	143,432	-	236,031
Other securities	-	-	519,648	-	519,648
Total	92,598	1,403,993	2,489,752	3,690	3,990,036

Category	As of March 31, 2006				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	58,861	144,267	-	203,129
Municipal bonds	-	551,254	407,262	-	958,516
Corporate bonds	-	653,398	421,207	-	1,074,605
Public corporation bonds	-	368,058	166,554	-	534,613
Domestic stocks	-	-	550,207	3,690	553,898
Foreign securities	148,605	50,748	433,181	-	632,535
Foreign bonds	-	50,748	221,053	-	271,801
Foreign stocks and other securities	148,605	-	212,128	-	360,734
Other securities	-	-	866,998	-	866,998
Total	148,605	1,314,262	2,823,124	3,690	4,289,684

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	311,749	56,330	8,724	31,686	8,519	27,990	445,001
Municipal bonds	113,984	236,135	336,092	195,615	130,210	14,275	1,026,314
Corporate bonds	94,115	177,670	282,662	243,055	51,211	247,043	1,095,758
Domestic stocks						359,451	359,451
Foreign securities	16,064	64,185	105,480	66,238	49,527	242,364	543,861
Foreign bonds	16,064	63,052	98,719	52,733	35,060	42,200	307,830
Foreign stocks and other securities	-	1,133	6,760	13,505	14,467	200,164	236,031
Other securities	12,608	286	6,438	1,276	4,166	494,871	519,648
Total	548,523	534,608	739,397	537,874	243,635	1,385,997	3,990,036

(Millions of yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	123,177	20,325	12,559	19,442	-	27,624	203,129
Municipal bonds	99,581	310,927	293,821	118,203	121,839	14,142	958,516
Corporate bonds	62,831	256,071	338,244	117,072	36,588	263,797	1,074,605
Domestic stocks						553,898	553,898
Foreign securities	32,576	92,470	74,908	44,995	58,057	329,527	632,535
Foreign bonds	31,363	92,062	63,659	17,830	31,355	35,529	271,801
Foreign stocks and other securities	1,212	408	11,248	27,164	26,701	293,997	360,734
Other securities	-	932	7,617	1,281	9,186	847,981	866,998
Total	318,167	680,727	727,152	300,995	225,671	2,036,971	4,289,684

** Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of yen, %)

Category		As of March 31, 2005		As of March 31, 2006	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		795	0.2	903	0.2
Mining		14	0.0	14	0.0
Construction		14,831	4.1	22,660	4.1
Manufacturing industries					
	Food products	6,993	1.9	8,474	1.5
	Textiles and clothing	9,177	2.6	14,208	2.6
	Pulp and paper	720	0.2	1,172	0.2
	Chemicals	10,689	3.0	16,004	2.9
	Medicals	38,995	10.8	42,352	7.6
	Oil and coal products	-	-	-	-
	Rubber products	8,107	2.3	10,327	1.9
	Glass and stone products	481	0.1	1,244	0.2
	Steel	1,747	0.5	1,810	0.3
	Non-steel metals	-	-	-	-
	Metal products	404	0.1	553	0.1
	Machinery	27,441	7.6	39,409	7.1
	Electric appliances	22,213	6.2	29,685	5.4
	Transportation vehicles	1,033	0.3	743	0.1
	Precision machinery	5,312	1.5	9,026	1.6
	Others	2,102	0.6	2,098	0.4
Electric and gas utilities		26,471	7.4	33,659	6.1
Transportation/ information telecommunications					
	Ground transportation	8,326	2.3	11,940	2.2
	Water transportation	8	0.0	8	0.0
	Air transportation	-	-	-	-
	Warehouses/ transportation	175	0.0	260	0.0
	Information/ telecommunications	11,480	3.2	16,293	2.9
Commerce					
	Wholesalers	7,074	2.0	9,350	1.7
	Retailers	5,434	1.5	6,979	1.3
Financial services / insurance					
	Banking	97,917	27.2	199,202	36.0
	Securities and commodity futures trading	25,410	7.1	44,924	8.1
	Insurance	3,336	0.9	4,819	0.9
	Other financial services	17,752	4.9	17,863	3.2
Real estate		1,837	0.5	3,664	0.7
Service companies		3,165	0.9	4,238	0.8
Total		359,451	100.0	553,898	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
Policy loans	80,871	81,278
Policyholder loans	79,335	80,045
Premium loans	1,536	1,232
Commercial loans	959,602	904,974
Loans to non-residents	11,394	15,630
Loans to corporations	730,302	706,107
Loans to domestic corporations	722,433	693,960
Loans to Japanese government, government-related organizations and international organizations	13,333	11,022
Loans to Japanese local governments and public entities	2,406	9,701
Mortgage loans	18,183	16,066
Consumer loans	148,809	121,962
Others	46,567	40,115
Total	1,040,474	986,252

(12) Loans by Contractual Maturity Dates

(Millions of yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
As of March 31, 2005							
Floating-rate loans	16,960	61,737	18,574	17,313	9,633	29,127	153,347
Fixed-rate loans	180,921	230,770	140,676	150,785	95,171	7,928	806,254
Total	197,882	292,507	159,251	168,099	104,804	37,056	959,602
As of March 31, 2006							
Floating-rate loans	35,271	38,250	15,112	11,038	8,609	25,283	133,565
Fixed-rate loans	130,473	223,417	168,846	182,527	53,406	12,738	771,409
Total	165,744	261,668	183,958	193,565	62,015	38,021	904,974

*Note: *"Due after Ten Years" includes loans with maturity dates unfixed.*

(13) Loans to Domestic Companies by Company Size

(Millions of yen, %)

Category		As of March 31, 2005		As of March 31, 2006	
			Percentage		Percentage
Large corporations	Number of debtors	140	50.7	135	53.8
	Amount of loans	634,957	87.9	616,747	88.9
Medium-sized corporations	Number of debtors	-	-	1	0.4
	Amount of loans	-	-	1,000	0.1
Small corporations	Number of debtors	136	49.3	115	45.8
	Amount of loans	87,475	12.1	76,213	11.0
Total	Number of debtors	276	100.0	251	100.0
	Amount of loans	722,433	100.0	693,960	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	95,214	9.9	86,250	9.5
Food products	5,941	0.6	5,300	0.6
Textiles and clothing	5,258	0.5	5,000	0.6
Timber and wood products	224	0.0	136	0.0
Pulp and paper	550	0.1	500	0.1
Printing	-	-	-	-
Chemicals	12,377	1.3	10,776	1.2
Oil and coal	1,610	0.2	1,410	0.2
Ceramic and stone products	700	0.1	700	0.1
Steel	20,399	2.1	20,076	2.2
Non-steel metals	3,000	0.3	3,000	0.3
Metal products	408	0.0	10	0.0
Machinery	7,016	0.7	5,011	0.6
Electric appliances	23,775	2.5	17,777	2.0
Transportation vehicles	-	-	-	-
Precision machinery	4,608	0.5	5,900	0.7
Others	9,345	1.0	10,652	1.2
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	-	-
Mining	-	-	-	-
Construction	4,560	0.5	3,878	0.4
Utilities	79,516	8.3	75,553	8.3
Information and telecommunications	6,020	0.6	7,218	0.8
Transportation	43,463	4.5	41,530	4.6
Wholesalers	74,378	7.8	74,413	8.2
Retailers	10,973	1.1	10,174	1.1
Financial services/ insurance	302,251	31.5	274,103	30.3
Real estate	62,468	6.5	77,428	8.6
Service companies	63,574	6.6	57,587	6.4
Local governments	774	0.1	8,367	0.9
Mortgage and consumer and others	205,009	21.4	172,836	19.1
Other	-	-	-	-
Total	948,207	98.8	889,343	98.3
Foreign Loans				
Governments, etc.	3,525	0.4	3,484	0.4
Financial institutions	5,427	0.6	4,742	0.5
Commerce and industry companies	2,442	0.3	7,403	0.8
Other	-	-	-	-
Total	11,394	1.2	15,630	1.7
Total	959,602	100.0	904,974	100.0

(15) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign bonds	171,083	24.3	169,922	20.5
Foreign stocks	3,278	0.5	4,460	0.5
Non yen-denominated cash, cash equivalents and other assets	137,985	19.6	222,472	26.8
Total	312,347	44.4	396,855	47.9

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	115,015	16.4	143,805	17.4
Total	115,015	16.4	143,805	17.4

(c) Denominated in yen

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	11,394	1.6	15,630	1.9
Foreign bonds	136,747	19.5	101,879	12.3
Foreign stocks	99,462	14.2	137,909	16.6
Other	27,853	4.0	32,718	3.9
Total	275,457	39.2	288,138	34.8

(d) Total

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Total foreign investments	702,820	100.0	828,799	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
U.S. dollar	176,980	56.7	277,589	69.9
Euro	123,272	39.5	103,352	26.0
British pound	6,721	2.2	10,989	2.8
Canadian dollar	5,372	1.7	4,923	1.2
Swiss franc	-	-	-	-
Australian dollar	-	-	-	-
Swedish krone	-	-	-	-
Hong Kong dollar	-	-	-	-
Singapore dollar	-	-	-	-
Norwegian krone	-	-	-	-
Denmark krone	-	-	-	-
Total	312,347	100.0	396,855	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2005							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	94,188	17.3	71,380	23.2	22,807	9.7	-	-
Europe	154,047	28.3	144,532	47.0	9,515	4.0	5,000	43.9
Oceania	5,588	1.0	5,588	1.8	-	-	-	-
Asia	-	-	-	-	-	-	200	1.8
Latin America	282,172	51.9	78,464	25.5	203,708	86.3	2,869	25.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	7,865	1.4	7,865	2.6	-	-	3,325	29.2
Total	543,861	100.0	307,830	100.0	236,031	100.0	11,394	100.0

(Millions of yen, %)

Category	As of March 31, 2006							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	135,265	21.4	102,020	37.5	33,244	9.2	5,000	32.0
Europe	136,090	21.5	112,913	41.5	23,176	6.4	4,600	29.4
Oceania	5,527	0.9	5,527	2.0	-	-	-	-
Asia	-	-	-	-	-	-	184	1.2
Latin America	352,454	55.7	48,142	17.7	304,312	84.4	2,546	16.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,197	0.5	3,197	1.2	-	-	3,300	21.1
Total	632,535	100.0	271,801	100.0	360,734	100.0	15,630	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	92,598	(3,840)	148,605	16,163
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks, etc.	92,598	1,520	148,605	16,163
Monetary trusts	-	(5,360)	-	-

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic securities	1,331,334	1,376,227	44,893	49,058	4,165
Foreign securities	72,659	74,861	2,201	2,204	2
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,350,784	2,568,344	217,560	224,380	6,820
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	281,223	292,179	10,956	12,347	1,391
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,754,777	4,019,432	264,654	275,643	10,988
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	353,883	367,041	13,157	14,551	1,394
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 204 million yen as of March 31, 2005.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	113,728
Unlisted domestic stocks (excluding over-the-counter stocks)	16,860
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	36,868
Total	117,419

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,354,389	1,355,206	816	17,243	16,426
Domestic bonds	1,263,514	1,265,230	1,715	16,693	14,978
Foreign bonds	50,748	50,930	182	549	366
Monetary claims purchased	40,126	39,045	(1,080)	-	1,080
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,413,092	3,000,075	586,982	594,812	7,829
Domestic bonds	960,948	972,737	11,788	15,392	3,604
Domestic stocks	233,305	531,455	298,149	298,303	153
Foreign securities	284,036	292,372	8,336	10,007	1,671
Bonds	216,061	221,053	4,991	6,266	1,274
Stocks, etc.	67,974	71,318	3,344	3,741	396
Other securities	616,979	847,946	230,967	232,605	1,637
Monetary claims purchased	116,091	116,091	-	-	-
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763
Total	3,767,481	4,355,281	587,799	612,055	24,256
Domestic bonds	2,224,462	2,237,967	13,504	32,086	18,582
Domestic stocks	233,305	531,455	298,149	298,303	153
Foreign securities	334,784	343,302	8,518	10,556	2,038
Bonds	266,809	271,983	5,173	6,815	1,641
Stocks, etc.	67,974	71,318	3,344	3,741	396
Other securities	616,979	847,946	230,967	232,605	1,637
Monetary claims purchased	156,218	155,137	(1,080)	-	1,080
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	166,080
Unlisted domestic stocks (excluding over-the-counter stocks)	18,752
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	147,328
Total	169,771

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of yen)

Category	As of March 31, 2005				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	3,690	3,690	-	-	-
Available-for-sale securities	2,464,512	2,685,402	220,890	228,298	7,407
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	228,040	355,760	127,719	129,870	2,151
Foreign securities	364,517	378,603	14,085	15,976	1,890
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	139,508	143,432	3,923	5,098	1,174
Other securities	485,781	519,648	33,867	34,713	845
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,872,197	4,140,182	267,985	279,560	11,575
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	231,731	359,451	127,719	129,870	2,151
Foreign securities	437,177	453,464	16,287	18,180	1,893
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	139,508	143,432	3,923	5,098	1,174
Other securities	485,781	519,648	33,867	34,713	845
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Category	As of March 31, 2006				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,354,389	1,355,206	816	17,243	16,426
Domestic bonds	1,263,514	1,265,230	1,715	16,693	14,978
Foreign bonds	50,748	50,930	182	549	366
Monetary claims purchased	40,126	39,045	(1,080)	-	1,080
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	3,690	3,690	-	-	-
Available-for-sale securities	2,579,172	3,178,688	599,515	607,402	7,887
Domestic bonds	960,948	972,737	11,788	15,392	3,604
Domestic stocks	252,057	550,207	298,149	298,303	153
Foreign securities	414,974	433,181	18,207	19,880	1,672
Bonds	216,061	221,053	4,991	6,266	1,274
Stocks, etc.	198,912	212,128	13,215	13,613	397
Other securities	633,369	866,998	233,629	235,323	1,693
Monetary claims purchased	116,091	116,091	-	-	-
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763
Total	3,937,253	4,537,585	600,332	624,645	24,313
Domestic bonds	2,224,462	2,237,967	13,504	32,086	18,582
Domestic stocks	255,748	553,898	298,149	298,303	153
Foreign securities	465,722	484,112	18,389	20,429	2,039
Bonds	266,809	271,983	5,173	6,815	1,641
Stocks, etc.	198,912	212,128	13,215	13,613	397
Other securities	633,369	866,998	233,629	235,323	1,693
Monetary claims purchased	156,218	155,137	(1,080)	-	1,080
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of March 31, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	209,734	214,777	214,777	-	-	-

Category	As of March 31, 2006					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	204,934	242,674	242,674	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	(5,360)	-	-
Investment type focused on stocks	-	(5,360)	-	-

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of March 31, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	209,734	214,777	214,777	5,042	7,532	2,489
Investment type focused on bonds	11,026	11,247	11,247	220	230	9
Investment type focused on stocks	67,008	71,829	71,829	4,821	7,302	2,480
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	80,000	80,000	80,000	-	-	-
Jointly operated and designated monetary trusts	51,700	51,700	51,700	-	-	-
Total	209,734	214,777	214,777	5,042	7,532	2,489

Category	As of March 31, 2006					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	204,934	242,674	242,674	37,740	38,503	763
Investment type focused on bonds	96,258	96,043	96,043	(214)	37	252
Investment type focused on stocks	64,375	102,330	102,330	37,955	38,466	510
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly operated and designated monetary trusts	44,300	44,300	44,300	-	-	-
Total	204,934	242,674	242,674	37,740	38,503	763

Notes:

1. Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

2. Net unrealized gains(losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each fiscal year. These gains/ losses on derivative transactions are recorded in the income statements.

c. Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	-	(5,360)	-	-
Stocks	-	(5,360)	-	-

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	76,610	81,653	5,042	7,532	2,489
Domestic bonds	10,829	11,050	220	230	9
Domestic stocks	65,781	70,602	4,821	7,302	2,480
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	76,610	81,653	5,042	7,532	2,489

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	156,731	194,471	37,740	38,503	763
Domestic bonds	93,905	93,690	(214)	37	252
Domestic stocks	62,826	100,781	37,955	38,466	510
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	156,731	194,471	37,740	38,503	763

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate (Millions of yen)

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,737	72,458	(10,278)	22,505	32,784
Leasehold	913	589	(323)	291	614
Total	83,650	73,048	(10,601)	22,797	33,399

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	81,141	76,562	(4,579)	25,764	30,343
Leasehold	913	518	(394)	217	611
Total	82,054	77,080	(4,973)	25,982	30,955

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions

a) Gains (losses) on derivatives with and without hedge accounting

As of March 31, 2005 (Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(1,420)	(3,669)	-	-	-	(5,090)
Hedge accounting not applied	(155)	(2,676)	148	(467)	-	(3,150)
Total	(1,575)	(6,345)	148	(467)	-	(8,240)

As of March 31, 2006

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	3,360	(1,628)	-	-	-	1,731
Hedge accounting not applied	(50)	(398)	(2,041)	274	-	(2,216)
Total	3,309	(2,027)	(2,041)	274	-	(484)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of March 31, 2005: a loss of 3,669 million yen ; as of March 31, 2006: a loss of 1,628 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b) Interest-related transactions (Millions of yen)

Type	As of March 31, 2005				As of March 31, 2006			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Interest rate swaps:								
	-	-	-	-	-	-	-	-
	144,982	142,382	(1,575)	(1,575)	142,382	139,782	3,309	3,309
	-	-	-	-	-	-	-	-
Others:								
	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Total				(1,575)				3,309

(Millions of yen, %)

Category	As of March 31, 2005				As of March 31, 2006			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed:								
Notional amount	144,982	2,600	4,000	138,382	142,382	2,600	1,400	138,382
Average fixed rate (receipt) (%)	0.07	0.07	0.07	0.06	0.09	0.16	0.16	0.09
Average fixed rate (payment) (%)	0.94	1.97	1.97	0.89	0.92	1.97	1.97	0.89

3) Currency-related transactions

(Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	234,265	-	240,611	(6,346)	261,814	-	263,841	(2,026)
U.S. dollar	140,444	-	144,339	(3,895)	178,450	-	178,877	(426)
Euro	88,000	-	90,307	(2,307)	71,705	-	73,176	(1,471)
British pound	3,755	-	3,808	(53)	9,766	-	9,845	(78)
Canadian dollar	2,064	-	2,155	(90)	1,891	-	1,941	(50)
Bought:	140	-	140	0	156	-	156	(0)
U.S. dollar	140	-	140	0	156	-	156	(0)
Euro	-	-	-	-	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				(6,345)				(2,027)

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

4) Stock-related transactions

(Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Stock index futures:								
Sold	-	-	-	-	26,375	-	28,417	(2,041)
Bought	29,977	-	30,126	148	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				148				(2,041)

5) Bond-related transactions

(Millions of yen)

Category	As of March 31, 2005				As of March 31, 2006			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Bond futures contracts:								
Sold	34,385	-	34,852	(467)	27,233	-	26,958	274
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(467)				274

6) Others

The Company held no other derivative instruments as of March 31, 2005 and March 31, 2006.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
Individual variable insurance	24,361	27,697
Individual variable annuities	15,056	17,773
Group annuities	112,121	106,440
Total	151,538	151,911

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Number	Amount	Number	Amount
Variable insurance (term life)	373	1,339	353	1,291
Variable insurance (whole life)	9,403	74,483	8,559	66,268
Total	9,776	75,822	8,912	67,559

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2005		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1,056	4.3	800	2.9
Securities	22,617	92.8	26,259	94.8
Domestic bonds	6,362	26.1	6,499	23.5
Domestic stocks	10,567	43.4	12,027	43.4
Foreign securities	5,687	23.3	7,732	27.9
Foreign bonds	2,765	11.4	3,135	11.3
Foreign stocks and other securities	2,922	12.0	4,597	16.6
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	687	2.8	637	2.3
Reserve for possible loan losses	-	-	-	-
Total assets	24,361	100.0	27,697	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Interests, dividends and income from real estate for rent	419	402
Gains on sale of securities	816	1,857
Gains on redemption of securities	-	-
Valuation gains on securities	61	4,782
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	5	2
Losses on sale of securities	520	841
Amortization of securities	-	-
Devaluation losses on securities	-	-
Foreign exchange losses, net	1	2
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	779	6,200

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	22,617	61	26,259	4,782
Domestic bonds	6,362	136	6,499	(151)
Domestic stocks	10,567	(437)	12,027	4,147
Foreign bonds	2,765	118	3,135	(35)
Foreign stocks and other securities	2,922	243	4,597	820
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2005 and 2006.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2005 and 2006.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2005 and 2006.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2005 and 2006.

(e) Others

The Company held no other derivative instruments as of March 31, 2005 and 2006.

(3) Status of Individual Variable Annuities (Separate Accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2005		As of March 31, 2006	
	Number	Amount	Number	Amount
(variable investment type)	207	939	193	869
(guaranteed living benefit type)	177	543	171	536
Total	384	1,482	364	1,405

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2005					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	527	10.4	352	7.7	369	6.9
Securities	4,532	89.2	4,224	91.8	4,977	92.6
Domestic bonds	3,215	63.3	877	19.1	2,609	48.6
Domestic stocks	812	16.0	2,292	49.8	1,577	29.4
Foreign securities	505	9.9	1,055	22.9	790	14.7
Foreign bonds	276	5.4	412	9.0	538	10.0
Foreign stocks and other securities	228	4.5	642	14.0	251	4.7
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	20	0.4	24	0.5	26	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,079	100.0	4,602	100.0	5,373	100.0

Category	As of March 31, 2006					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	536	9.8	245	4.1	216	3.5
Securities	4,913	89.8	5,773	95.5	6,008	96.1
Domestic bonds	3,397	62.1	1,007	16.7	2,890	46.2
Domestic stocks	849	15.5	3,082	51.0	2,023	32.4
Foreign securities	667	12.2	1,682	27.8	1,094	17.5
Foreign bonds	258	4.7	542	9.0	593	9.5
Foreign stocks and other securities	408	7.5	1,140	18.9	501	8.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	20	0.4	29	0.5	29	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,470	100.0	6,047	100.0	6,254	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2005			Year Ended March 31, 2006		
	Variable investment type		Guaranteed investment type	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	90	76	96	81	84	94
Gains on sale of securities	62	150	109	148	301	244
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	46	-	12	243	1,172	665
Foreign exchange gains, net	-	-	0	-	-	-
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	0	0	0
Losses on sale of securities	75	85	84	66	106	84
Losses on redemption of securities	-	-	-	-	-	-
Devaluation losses on securities	-	6	-	-	-	-
Foreign exchange losses, net	0	0	-	0	0	0
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income	124	135	134	407	1,451	918

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investn

(Millions of yen)

Category		As of March 31, 2005		As of March 31, 2006	
		Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities		4,532	46	4,913	243
	Domestic bonds	3,215	42	3,397	(79)
	Domestic stocks	812	(30)	849	259
	Foreign bonds	276	10	258	(1)
	Foreign stocks, etc.	228	24	408	65
	Monetary trusts	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return)

(Millions of yen)

Category		As of March 31, 2005		As of March 31, 2006	
		Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities		4,224	(6)	5,773	1,172
	Domestic bonds	877	13	1,007	(20)
	Domestic stocks	2,292	(98)	3,082	1,012
	Foreign bonds	412	23	542	(7)
	Foreign stocks, etc.	642	54	1,140	186
	Monetary trusts	-	-	-	-

Individual variable annuities (Guaranteed investment type)

(Millions of yen)

Category		As of March 31, 2005		As of March 31, 2006	
		Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities		4,977	12	6,008	665
	Domestic bonds	2,609	31	2,890	(68)
	Domestic stocks	1,577	(68)	2,023	655
	Foreign bonds	538	29	593	(5)
	Foreign stocks, etc.	251	20	501	83
	Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2005 and 2006.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2005 and 2006.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2005 and 2006.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2005 and 2006.

(e) Others

The Company held no other derivative instruments as of March 31, 2005 and 2006.

4. Reconciliation to Core Profit and Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Core Revenues	1,042,252	1,021,367
Income from insurance premiums	884,804	871,153
Insurance premiums	883,507	870,134
Ceded reinsurance recoveries	1,296	1,018
Investment income	128,410	138,403
Interest, dividends and income from real estate for rent	119,382	106,987
Gains on redemption of securities	153	467
Other investment income	2,636	2,595
Gains on separate accounts, net	6,237	28,352
Other ordinary income	29,037	11,810
Income related to withheld insurance claims and other payments for future annuity payments	563	297
Income due to withheld insurance payments	2,410	3,177
Reversal of reserve for outstanding claims	-	3,900
Reversal of reserve for employees' retirement benefits	25,349	3,374
Reversal of reserve for directors' and corporate auditors' retirement benefits	-	-
Other ordinary income	714	1,060
Other core revenues	-	-
Core Expenses	939,520	925,261
Insurance claims and other payments	805,080	791,872
Insurance claims	288,656	308,591
Annuity payments	26,158	27,259
Insurance benefits	186,623	175,698
Surrender payments	215,048	203,007
Other payments	87,237	76,220
Reinsurance payments	1,356	1,093
Provision for policy and other reserves	2,633	906
Investment expenses	9,184	8,950
Interest expense	32	25
Losses on redemption of securities	-	-
Provision for reserve for possible loan losses	-	-
Depreciation of real estate for rent	2,819	2,698
Other investment expenses	6,331	6,227
Losses on separate accounts, net	-	-
Operating expenses	108,881	109,262
Other ordinary expenses	13,740	14,268
Payments related to withheld insurance claims	2,169	1,914
Taxes	6,696	6,572
Depreciation	4,057	4,075
Provision for reserve for employees' retirement benefits	510	1,379
Other ordinary expenses	307	326
Other core expenses	-	-
Core Profit	102,731	96,105

b. Reconciliation to core profit

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Core profit (A)	102,731	96,105
Capital gains	18,274	42,270
Gains from monetary trusts, net	3,199	3,664
Gains on investments in trading securities, net	4,885	22,157
Gains on sale of securities	10,189	16,449
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	23,724	37,745
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	8,348	1,045
Devaluation losses on securities	1,863	547
Losses from derivatives, net	8,509	31,227
Foreign exchange losses, net	5,002	4,924
Others	-	-
Capital gains/losses (B)	(5,449)	4,525
Core profit reflecting capital gains / losses (A+B)	97,281	100,630
Other one-time gains	(1,436)	(1,185)
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	(1,436)	(1,185)
Others	-	-
Other one-time losses	10	-
Reinsurance premiums	-	-
Provision for contingency reserve	-	-
Provision for specific reserve for possible loan losses	-	-
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	10	-
Others	-	-
Other one-time gains/losses (C)	(1,447)	(1,185)
Ordinary profit (A+B+C)	95,834	99,445

5. Disclosed Claims Based on Insurance Business Law Standard

(Non-Consolidated) (Millions of yen, %)

Category	As of March 31, 2005	As of March 31, 2006
Claims against bankrupt and quasi-bankrupt obligors	114	121
Claims with collection risk	2,236	1,999
Claims for special attention	384	422
Sub-total	2,735	2,543
[% of Total]	[0.26]	[0.25]
Claims against normal obligors	1,053,247	1,009,163
Total	1,055,983	1,011,707

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. Above figures include claims for bond borrowing transaction with cash collateral from as of March 31, 2006. Therefore, the figures as of March 31, 2006 include 10,152 million yen of claims aginst normal obligors which were not included in the year ended 2005.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Non-Consolidated) (Millions of yen, %)

Category	As of March 31, 2005	As of March 31, 2006
Loans to bankrupt companies	83	93
Past due loans	2,267	2,025
Loans over due for three months or more	-	-
Restructured loans	384	422
Total: a	2,734	2,541
[% of total loans]	[0.26]	[0.26]
Specific reserve for possible loan losses: b	1,515	1,499
General reserve for possible loan losses: c	317	188
Amount covered by collateral and guarantees: d	943	890
Sub-total =a-b-c-d	(42)	(36)
Coverage ratio A = (b+c) / a (%)	67.0	66.4
Coverage ratio B = (b+c+d) / a (%)	101.5	101.4

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2005 and March 31, 2006 amounted to 125 million yen and 6 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 453 million yen and 431 million yen as of March 31, 2005 and March 31, 2006, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2005	As of March 31, 2006
General reserve for possible loan losses	317	188
Specific reserve for possible loan losses	1,515	1,499
Specific reserve for loans to refinancing countries	-	-
Total	1,833	1,687

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Transfer	1,515	1,499
Reversal	2,548	1,509
Net transfer	(1,033)	(10)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2005 and March 31, 2006.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2005 and March 31, 2006.

(4) Write-off of Loans

(Millions of yen)

Category	Year Ended March 31, 2005	Year Ended March 31, 2006
Write-off of loans	10	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of March 31, 2006, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of yen)

Classifications	As of March 31, 2005		As of March 31, 2006	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,042,268	1,043,616	1,004,156	1,005,508
Class II	12,103	12,103	6,089	6,089
Class III	1,611	262	1,461	109
Class IV	21	-	-	-
Total exposures	1,056,005	1,055,983	1,011,707	1,011,707

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio (Non-Consolidated)

(Millions of yen, %)

Items	As of March 31, 2005	As of March 31, 2006
Total solvency margin (A)	653,148	1,068,289
Equity (less certain items)	166,531	196,573
Reserve for price fluctuations	32,584	47,571
Contingency reserve	77,893	79,079
Reserve for possible loan losses	317	188
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	198,801	539,564
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(10,601)	(4,973)
Excess of amount of policy surrender payment	117,440	124,207
Unallotted portion of reserve for policyholder dividends	7,474	8,916
Future profits	15,155	13,655
Deferred tax assets	47,550	63,505
Deductible items	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$ (B)	125,949	170,317
Insurance risk R_1	34,556	34,182
Assumed investment yield risk R_2	21,184	20,493
Investment risk R_3	96,756	141,649
Business risk R_4	3,049	3,940
Minimum guaranty risk R_7	-	684
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	1,037.2%	1,254.4%

Notes:

1. *The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*
2. *Equity represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.*

8. Adjusted Net Assets (Non-Consolidated)

(Millions of yen)

Items	As of March 31, 2005	As of March. 31, 2006
Adjusted net assets	669,601	1,062,325

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.